Foster Wheeler AG 2012 ANNUAL REPORT


13001226

global

growth

Foster Wheeler AG is a global engineering and construction company and power equipment supplier delivering technically advanced, reliable facilities and equipment. The company employs approximately 13,000 talented professionals in more than 30 countries with specialized expertise dedicated to serving our clients through one of its two primary business groups.

We differentiate ourselves with a world-class level of job-site safety, technical expertise, proven ability to execute world-scale projects and strong multi-decade client relationships.

Our Two Business Groups Are:

- **The Global Engineering and Construction (E&C) Group**, which designs and constructs leading-edge processing facilities for the upstream oil and gas, LNG and midstream, refining, chemicals and petrochemicals, power, mining and metals, environmental, pharmaceuticals, biotechnology and healthcare industries.
- **The Global Power Group (GPG)**, a world leader in combustion and steam generation technology that designs, manufactures and erects steam generating and auxiliary equipment for power stations and industrial facilities and also provides a wide range of aftermarket services.

Our Core Values Are:

INTEGRITY | We will behave ethically, safely, honestly and lawfully.

ACCOUNTABILITY | We will work to clear and mutually accepted responsibilities, engage in hands-on management and decision-making, and accept appropriate rewards and consequences.

HIGH PERFORMANCE | We will consistently meet or exceed expectations and focus on continuous improvement.

VALUING PEOPLE | We will treat individuals with respect and dignity—and we will communicate with clarity and honesty. We will also provide opportunities for employees to reach their full potential.

TEAMWORK | We will work collaboratively toward common goals.

The company is registered in Zug, Switzerland and maintains its operational headquarters in Reading, United Kingdom.
For more information about Foster Wheeler, please visit our Web site at www.fwc.com.

FINANCIAL HIGHLIGHTS

Summary Financial Table

*In thousands of dollars, except earnings per share**	2010	2011	**2012**
Operating revenues in scope	$2,396,605	$2,623,168	**$2,571,686**
Adjusted net income	220,817	172,284	**165,944**
Adjusted diluted earnings/share	1.74	1.43	**1.54**
Consolidated scope backlog	2,643,200	2,562,300	**2,950,200**
Global E&C Group EBITDA	296,240	210,541	**192,208**
Global Power Group EBITDA	163,825	184,467	**207,862**

See appendices for a description of adjustments, definition of EBITDA and scope backlog, and reconciliation to operating revenues, diluted earnings per share and net income attributable to Foster Wheeler AG.



$2.0
1.5
1.0
0.5
0.0
1.54
'10
'11
'12
$3,000
2,250
1,500
750
0.0
2,950.2
$300.0
225.0
150.0
75.0
192.2
$250.0
187.5
125.0
62.5
207.9

Adjusted Diluted Earnings Per Share

Consolidated Scope Backlog *($ in millions)*

Global Engineering and Construction Group EBITDA *($ in millions)*

Global Power Group EBITDA *($ in millions)*



J. Kent Masters

Chief Executive Officer
March 15, 2013

TO OUR SHAREHOLDERS:

Foster Wheeler reported adjusted earnings per share of $1.54 in 2012, an 8% increase as compared to 2011. The improved results were due in large part to a reduced share count and the performance of the company's Global Power Group (GPG), which posted the second-highest level of annual EBITDA in its history. The 2012 consolidated results were also aided by the solid operating performance of the Global Engineering and Construction (E&C) Group.

We accomplished a number of important objectives during the year. In particular, we:

- Defined a new organizational structure for our Global E&C Group. The new structure consists of three distinct regions, each of which has direct responsibility for winning and executing business. As part of the reorganization, we also took steps to strengthen our Upstream business unit. We believe the new E&C structure will better support our growth strategy of business line diversification and expansion of our geographic footprint.
- Reported a record-level of scope new orders, scope backlog and man-hours in backlog in the Global E&C Group.
- Obtained an investment-grade rating from Moody's Investors Service. The upgrade, which aligns the rating of Moody's to the investment-grade rating already provided by Standard and Poor's, reflects our continued commitment to operating excellence and prudent financial management, both of which are reflected in the strength of our balance sheet.
- Put in place a new $750 million unsecured credit facility, increasing the facility size and improving terms and conditions as compared with the previous facility.
- Invested approximately $91 million to purchase 4.3 million shares of our common stock.
- Completed two acquisitions in our Global E&C Group. Our November 2012 purchase of Three Streams Engineering is part of our strategy to grow the upstream capabilities and the geographic footprint of our Global E&C Group. Specifically, with



Three Streams, we have taken a step to increase our presence in the Canadian oil sands market. At the end of December 2012, we acquired Yonkers Industries, a U.S.-based company that adds construction management capabilities to our existing engineering offerings in the pharmaceutical and biotechnology markets.

The Markets in 2012

The robust level of new orders in 2012 in our Global E&C Group is evidence of Foster Wheeler's continued position as a pre-eminent international engineering and construction contractor. Even so, the markets in 2012 were characterized by a continuation of the strong competitive pressures that have been evident for the past several years. Along with those competitive pressures, we also saw for much of the year a tendency for client decision-making to be protracted, including examples of clients delaying or postponing the "go forward" decisions on certain projects. We believe some of these delays were related to client uncertainty about macroeconomic conditions and, in some cases, the complexities associated with projects that are being developed by joint ventures. Longer term, we believe that global demand for energy, chemicals, minerals and metals as well as pharmaceuticals will continue to grow and that clients will continue to turn to Foster Wheeler to help them design and build new and upgraded capacity to meet that demand.

In the power generation markets, Foster Wheeler's position as the leader in solid-fuel flexibility continued to give us a significant competitive advantage. Unfortunately, the markets themselves remained weak in 2012, with recovery not expected until GDP increases occur globally and/or regionally. Asia has been an active market for us in recent years but, in 2012, it too experienced an economic slowdown. In addition, low natural gas prices, regulatory delays and election-year uncertainties unfavorably impacted the Air Quality Control Systems (AQCS) retrofit market in the US. The combination of these factors – along with delays and deferrals on the part of clients regarding a number of our key prospects -- contributed to the 2011-2012 decline in new orders in our Global Power Group. Longer term, we believe that global demand for electricity will continue to grow, especially in emerging economies, where we have a strong position and thus will expect to participate in that growth.



SCOPE BACKLOG BY GEOGRAPHY


Europe 10%
Asia 25%
6%
North America
25%
South America
Africa
3%
Middle East
31%

SCOPE BACKLOG BY INDUSTRY


Oil and Gas
11%
3%
Pharmaceutical and Other
65%
Oil Refining
Chemical/Petrochemical
21%

All figures shown are as of year-end 2012. Scope excludes flow-through costs.

Operating and Commercial Excellence in 2012

Even with the challenging market conditions of 2012, both of our business groups achieved a number of key performance objectives. The highlights for each group are listed below.

Our Global E&C Group:

- Reported three record-setting performance milestones as of year-end 2012: $2.4 billion in scope new orders; $2.2 billion in scope backlog; and 17.0 million man-hours in backlog.
- Won four very large contract awards for work on world-scale projects—in addition to a substantial number of smaller and medium-sized contract awards. The four major awards were for work on grassroots chemical plants in Saudi Arabia and Brazil and for large refinery upgrade projects in Venezuela and Kuwait.
- Began implementing the enhanced organizational structure I described earlier, a structure that aims to further improve the effectiveness of our business-winning efforts and the flexibility, efficiency and expansion of our global service offering.
- Completed the acquisition of two privately held engineering services companies, one focused on upstream oil and gas projects in Canada and the other— in a transaction completed at the end of December 2012—focused on the construction management of pharmaceutical and biotechnology facilities.
- Entered into new, multi-year framework agreements with four major clients: Dow Chemical, Shell, Statoil and ENI. Such agreements make Foster Wheeler ideally positioned to support these clients in delivering their capital programs.
- Continued to maintain world-class safety performance standards. In particular, the Group's subsidiary in the United Kingdom received for the fifth successive year the prestigious Order of Distinction Award for Occupational Health and Safety from the UK's Royal Society for the Prevention of Accidents (RoSPA).



Our vision for the Global E&C Group is to broaden its served markets and deliver sustainable growth across industry cycles.

In our Global Power Group, we aim to grow our position as the world leader in fuel flexibility and the combustion of difficult-to-burn fuels.

Our Global Power Group:

- Reported an almost 13% increase in EBITDA relative to 2011. At $208 million, GPG's EBITDA reached the second highest level in its history.
- Once again showcased the environmental benefits of our circulating fluidized bed (CFB) technology by winning a contract from a client in Sweden who intends to replace an older fossil-fuel-burning unit with a new Foster Wheeler CFB designed to burn bio-fuels.
- Significantly strengthened our ability to address the scrubber market by becoming the direct supplier of this technology in North America, thus matching the direct approach we take in other parts of the world.
- Continued to hold a strong niche position in the Chinese market, as demonstrated by the receipt of a contract award for a CFB boiler that will power an industrial paper complex in Yangzhou Jiangsu Province.
- Commissioned the world's largest and most advanced biomass CFB for a client in Poland. The unit delivers 200 megawatts of high efficiency green power to the country's electricity grid solely from biomass.
- Demonstrated ongoing success in the Korean market by winning three separate contracts: for the design and supply of an industrial CFB boiler; for design collaboration on a utility-sized CFB; and for design collaboration on two supercritical pulverized coal boilers for a utility client.

Strategic Direction for the Global Power Group

Our vision for the Global Power Group is to grow our position as the world leader in fuel flexibility and the combustion of difficult-to-burn fuels. Toward this end, we have continued to expand the size and technical sophistication of our market-leading CFB technology, now offering the market a single unit CFB of up to 800 megawatts. We also seek to expand our geographic position and product offerings in aftermarket/services, an effort that has been bolstered by our 2011 acquisition of an advanced scrubber technology. In addition, we are focused on expanding our geographic footprint in key regions where the CFB technology can offer clients significant benefits: India, Middle East and Africa.

GLOBAL POWER GROUP

SCOPE BACKLOG BY **GEOGRAPHY**



Europe 20%
Asia 58%
18%
North America
4%
South America

SCOPE BACKLOG BY **INDUSTRY**



93%
Power Generation
7%
Power Plant Maintenance
and Operation

All figures shown are as of year-end 2012. Scope excludes flow-through costs.

WHAT'S AHEAD

We believe Foster Wheeler is positioned for significant earnings growth in the years ahead.

Strategic Direction for the Global E&C Group

Our vision for the Global E&C Group is to be a diversified business delivering growth across the business cycles. Specifically, we aim to maintain and enhance our position as a premier contractor in the key markets of refining, chemical/petrochemical and liquefied natural gas/gas monetization and to build a significant position in the pharmaceutical market. In addition, we aim to broaden our positions in two additional important markets: upstream and metals/mining. Our growth will come through the offering of integrated products, services and technology. As we pursue our strategic direction, we will uphold our global reputation for undisputed excellence in HSE, design and project delivery.

Looking Ahead

We believe Foster Wheeler is positioned for significant earnings growth in the years ahead, aided by the strategic actions we have taken—and are taking—to strengthen and expand each of our business groups, such as the 2012 reorganization of our E&C Group, our continued focus on business line diversification and the penetration of our products and services into new geographies.

In closing, I want to thank the many talented employees of Foster Wheeler for their contributions to the company's ongoing success.


FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... to ....

Commission file number 001-31305


APR - 1 2013

FOSTER WHEELER AG

(Exact name of registrant as specified in its charter)

Switzerland	**98-0607469**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Shinfield Park **Reading Berkshire RG2 9FW, United Kingdom**	**RG2 9FW**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code:
44 118 913 1234

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Name of each exchange on which registered)
Foster Wheeler AG, **Registered Shares, CHF 3.00 par value**	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

(Title of Each Class)	(Name of each exchange on which registered)
None	

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one)

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $1,199,000,000 as of the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price on the NASDAQ Global Select Market reported for such date. Registered shares held as of such date by each officer and director and by each person who owns 5% or more of the outstanding common shares have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 104,471,572 of the registrant's registered shares outstanding as of February 15, 2013.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III incorporates information by reference from the definitive proxy statement for the Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2012.

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FOSTER WHEELER AG

INDEX

This annual report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth in this annual report on Form 10-K. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Safe Harbor Statement" for further information.

(This page intentionally left blank.)

PART I

ITEM 1. BUSINESS (amounts in thousands of dollars, except for the number of employees)

General

Foster Wheeler AG is incorporated under the laws of Switzerland and is registered in the commercial register of the Canton of Zug, Switzerland. Except as the context otherwise requires, the terms "Foster Wheeler," "us" and "we," as used herein, refer to Foster Wheeler AG and its direct and indirect subsidiaries for the period after February 9, 2009 and Foster Wheeler Ltd., our former parent company, and its direct and indirect subsidiaries for the period prior to February 9, 2009. Please refer to Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Performance Graph" for further information regarding our redomestication to Switzerland.

We operate through two business groups: our **Global Engineering and Construction Group**, which we refer to as our Global E&C Group, and our **Global Power Group**.

Our Global E&C Group

Our Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the metals and mining sector. Our Global E&C Group is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels. Additionally, our Global E&C Group is involved in the development, engineering, construction, ownership and operation of power generation facilities, from conventional and renewable sources, including waste-to-energy facilities.

Our Global E&C Group owns one of the leading technologies (SYDEC℠ delayed coking) used in refinery residue upgrading, in addition to other refinery residue upgrading technologies (solvent deasphalting and visbreaking), and a hydrogen production process used in oil refineries and petrochemical plants. Our Global E&C Group also owns a proprietary sulfur recovery technology which is used to treat gas streams containing hydrogen sulfide for the purpose of reducing the sulfur content of fuel products and to recover a saleable sulfur by-product. Additionally, our Global E&C Group owns a thermal treatment technology, based on a proprietary slagging rotary kiln, for the processing of hazardous and toxic waste streams.

Our Global E&C Group also designs and supplies direct-fired furnaces, including fired heaters and waste heat recovery generators, used in a range of refinery, chemical, petrochemical, oil and gas processes, including furnaces used in its proprietary delayed coking and hydrogen production technologies. Additionally, our Global E&C Group has experience with, and is able to work with, a wide range of processes owned by others.

Our Global E&C Group generates revenues from design, engineering, procurement, construction and project management activities pursuant to contracts which generally span up to approximately four years in duration. Additionally, our Global E&C Group generates equity earnings from returns on its noncontrolling interest investments in various power production facilities.

Our Global E&C Group's products and services include:

Consulting

Our Global E&C Group provides technical and economic analyses and study reports to owners, investors, developers, operators and governments. These services include concept and feasibility studies, market studies, asset assessments, environmental assessments, energy and emissions management, product demand and supply modeling, and technology evaluations.

Design and Engineering

Our Global E&C Group provides a broad range of engineering and design-related services. Our design and engineering capabilities include process, civil, structural, architectural, mechanical, instrumentation, electrical, and health, safety and environmental management. For each project, we identify the project requirements and then integrate and coordinate the various design elements. Other critical tasks in the design process may include engineering to optimize costs, risk and hazard reviews, and the assessment of construction, maintenance and operational requirements.

Project Management and Project Control

Our Global E&C Group offers a wide range of project management and project control services for overseeing engineering, procurement and construction activities. These services include estimating costs, project planning and project cost control. The provision of these services is an integral part of the planning, design and construction phases of projects that we execute directly for clients. We also provide these services to our clients in the role of project management or program management consultant, where we oversee, on our client's behalf, the execution by other contractors of all or some of the planning, design and construction phases of a project.

Procurement

Our procurement activities focus on those projects where we also execute the design and engineering work. We manage the procurement of materials, subcontractors and craft labor. Often, we purchase materials, equipment and third-party services on behalf of our client, where the client will pay for the purchased items or services at cost and reimburse us the cost of the associated services plus a margin or fee.

Construction/Commissioning and Start-up

Our Global E&C Group provides construction and construction management services on a worldwide basis. Our construction, commissioning and start-up activities focus on those projects where we have performed most of the associated design and engineering work. Depending on the project, we may function as the primary contractor or as a subcontractor to another firm. On some projects, we function as the construction manager, engaged by the customer to oversee another contractor's compliance with design specifications and contracting terms. In some instances, we have responsibility for commissioning and plant start-up, or, where the client has responsibility for these activities, we provide experts to work as part of our client's team.

Operations and Maintenance

Our Global E&C Group provides plant operations and maintenance services, such as repair, renovation, predictive and preventative services and other aftermarket services. In some instances, our contracts may require us to operate a plant, which we have designed and built, for an initial period that may vary from a very short period to up to approximately two years.

Fired Heaters

Our Global E&C Group designs and supplies direct-fired furnaces used in a wide range of refining, petrochemical, chemical, oil and gas processes, including fired heaters and waste heat recovery units. In addition, our Global E&C Group also designs and supplies fired heaters which form an integral part of our proprietary delayed coking and hydrogen production technologies.

Our Global Power Group

Our Global Power Group designs, manufactures and erects steam generators and auxiliary equipment for electric power generating stations, district heating and power plants and industrial facilities worldwide. We believe that our competitive differentiation in serving these markets is the ability of our products to cleanly and efficiently burn a wide range of fuels, singularly or in combination. Our Global Power Group's steam generators utilize a broad range of technologies, offering independent power producers, utilities, municipalities and industrial clients high-value technology solutions for converting a wide range of fuels, such as coal, lignite, petroleum coke, oil, gas, solar, biomass, municipal solid waste and waste flue gases, into steam, which can be used for power generation, district heating or industrial processes. Among these fuel sources, coal is the most widely used, and thus the market drivers and constraints associated with coal strongly affect the steam generator market and our Global Power Group's business. Our Global Power Group also conducts research and development in the areas of combustion, solid, fluid and gas dynamics, heat transfer, materials and solid mechanics. Additionally, our Global Power Group owns and operates a waste-to-energy facility; holds a controlling interest in and operates a combined-cycle gas turbine facility; owns a noncontrolling interest in and operates a petcoke-fired circulating fluidized-bed, which we refer to as CFB, facility for refinery steam and power generation; and operates a university cogeneration power facility for steam/electric generation.

For both our CFB and pulverized coal, which we refer to as PC, steam generators, we offer supercritical once-through-unit designs to further improve the energy efficiency and, therefore, the environmental performance of these units. Once-through supercritical steam generators operate at higher steam temperatures than traditional plants, which results in higher efficiencies and lower emissions, including emissions of carbon dioxide, or CO_2, which is considered a greenhouse gas.

Our Global Power Group generates revenues from engineering activities, equipment supply, construction contracts, operating and maintenance agreements, and royalties from licensing its technology. Additionally, our Global Power Group generates equity earnings from returns on its noncontrolling interest investments in various power production facilities.

Our Global Power Group's products and services include:

Circulating Fluidized-Bed Steam Generators

Our Global Power Group designs, manufactures and supplies steam generators that utilize our proprietary CFB technology to clients worldwide. We believe that CFB combustion is generally recognized as one of the most commercially viable, fuel-flexible and clean burning ways to generate steam on a commercial basis from coal and many other solid fuels and waste products. A CFB steam generator utilizes air nozzles on the floor and lower side walls of its furnace to mix and fluidize the fuel particles as they burn, resulting in a very efficient combustion and heat transfer process. The fuel and other added solid materials, such as limestone, are continuously recycled through the furnace to maximize combustion efficiency and the capture of pollutants, such as the oxides of sulfur, which we refer to as SO_x. Due to the efficient mixing of the fuel with the air and other solid materials and the long period of time the fuel remains in the combustion process, the temperature of the process can be greatly reduced below that of a conventional burning process. This has the added benefit of reducing the formation of nitrogen-oxide, which we refer to as NO_x, which is another pollutant formed during the combustion process. Due to these benefits, additional SO_x and NO_x control systems are frequently not needed. Supercritical CFB steam technology dramatically raises the pressure of water as it is converted to steam, allowing the steam to absorb more heat from the combustion process, which results in a substantial improvement of approximately 5-15% in the efficiency of an electric power plant. To meet the requirements of the utility power sector, our Global Power Group offers supercritical CFB steam generators that range from 400 megawatt electrical, or MWe, up to 800 MWe in single unit sizes, in addition to subcritical CFB steam generators which typically range between 30-400 MWe.

We are continuing our development of Flexi-Burn™ technology as a next generation technology to be used with our CFB steam generators at coal power plants, which we believe will significantly decrease CO_2 emissions. This technology will enable our CFB steam generators to capture and store CO_2 by operating in "oxygen-firing CO_2 capture" mode, commonly referred to as oxy-fuel combustion. In this mode, the CFB combustion process will produce a CO_2-rich flue gas which can then be delivered to a storage location while avoiding the need for large, expensive and energy intensive post-combustion CO_2 separation equipment. We completed an engineering and supply project for a pilot-scale (approximately 30 megawatt thermal, equivalent to approximately 10 MWe) CFB steam generator, which incorporates our carbon-capturing Flexi-Burn™ technology. The pilot plant began successfully capturing CO_2 in September 2012. Additionally, together with other parties through a grant agreement with the European Commission, we are considering projects to further develop carbon-capturing technology. The grant agreement stipulates that the funding under the program will be used for carbon-capture and storage technology development applicable to a 300 MWe oxy-fuel combustion power plant.

Pulverized Coal Steam Generators

Our Global Power Group designs, manufactures and supplies PC steam generators to clients worldwide. PC steam generators are commonly used in large coal-fired power plant applications. The coal is pulverized into fine particles and injected into the steam generator through specially designed low NO_x burners. Our PC steam generators control NO_x by utilizing advanced low-NO_x combustion technology and selective catalytic reduction technology, which we refer to as SCR. PC technology requires flue gas desulfurization, which we refer to as FGD, equipment to be installed to capture SO_x. We offer our PC steam generators with either conventional sub-critical steam technology or more efficient supercritical steam technology for electric power plant applications. PC steam generators typically range from 200-800 MWe.

Industrial Steam Generators

Our Global Power Group designs, manufactures and supplies industrial steam generators of various types including: CFB, as described above, grate, fully assembled package, field erected oil and gas, waste heat, and heat recovery steam generators. Depending on the steam generator type and application, our industrial steam generators are designed to burn a wide spectrum of industrial fuels from high quality oil and natural gas to biomass and "waste type" fuels such as tires, municipal solid waste, waste wood and paper. Our industrial steam generators are designed for ruggedness, fuel flexibility and reliability.

Auxiliary Equipment and Aftermarket Services

Our Global Power Group also manufactures and installs auxiliary and replacement equipment for utility power and industrial facilities, including steam generators for solar thermal power plants, surface condensers, feed water heaters, coal pulverizers, steam generator coils and panels, biomass gasifiers, and replacement parts. Additionally, we offer a full line of new and retrofit NO_x reduction systems such as selective non-catalytic and catalytic NO_x reduction systems, as well as complete low-NO_x combustion systems. Our multi-pollutant FGD equipment utilizes scrubbing technology to capture sulfur dioxide, or SO_2, and other harmful emissions and has the ability to meet all applicable emission regulations in the U.S. and Europe. During 2011, we acquired a company based in Germany that designs, manufactures and installs equipment which utilizes circulating dry ash flue gas scrubbing technology for all types of steam generators in the power and industrial sectors. This acquisition enhanced our product portfolio.

We provide a broad range of site services relating to these products, including construction and erection services, maintenance engineering, plant upgrading and life extension, and plant repowering. Our Global Power Group also conducts research and development in the areas of combustion, fluid and gas dynamics, heat transfer, materials and solid mechanics. In addition, our Global Power Group licenses its technology to a limited number of third parties in select countries or markets.

Corporate and Finance Group

In addition to our Global E&C Group and Global Power Group, which represent two of our operating segments for financial reporting purposes, we report the financial results associated with the management of entities which are not managed by one of our two business groups, which include corporate center expenses, our captive insurance operation and expenses related to certain legacy liabilities, such as asbestos, in the Corporate and Finance Group, which also represents an operating segment for financial reporting purposes and which we refer to as the C&F Group.

Please refer to Note 14 to the consolidated financial statements in this annual report on Form 10-K for a discussion of our operating segments and geographic financial information relating to our operations.

Industries We Serve

We serve the following industries:

- Oil and gas;
- Oil refining;
- Chemical/petrochemical;
- Pharmaceutical;
- Environmental;
- Metals and mining;
- Power generation; and
- Power plant operation and maintenance.

Customers and Marketing

We market our services and products through a worldwide staff of sales and marketing professionals, through a network of sales representatives and through partnership or joint venture arrangements with unrelated third-parties. Our businesses are not seasonal and are not dependent on a limited group of clients. During 2012, one client accounted for approximately 12% of our consolidated operating revenues (inclusive of flow-through revenues as described in the section entitled "— Unfilled Orders" within this Item 1); however, the associated flow-through revenues included in this percentage accounted for approximately 11% of our consolidated operating revenues in 2012. A second client accounted for approximately 26% and 25% of our consolidated operating revenues (inclusive of flow-through revenues) in 2011 and 2010, respectively; however, the associated flow-through revenues included in these percentages accounted for approximately 25% and 23% of our consolidated operating revenues in 2011 and 2010, respectively. No other single client accounted for ten percent or more of our consolidated revenues in 2012, 2011 or 2010. Representative clients include state-owned and multinational oil and gas companies; major petrochemical, chemical, metals and mining, and pharmaceutical companies; national, municipal and independent electric power generation companies, including public utility companies; and government agencies throughout the world. The majority of our revenues and new business originates outside of the United States.

Licenses, Patents and Trademarks

We own and license patents, trademarks and know-how, which are used in each of our business groups. The life cycles of the patents and trademarks are of varying durations. We are not materially dependent on any particular patent or trademark, although we depend on our ability to protect our intellectual property rights to the technologies and know-how used in our proprietary products. As noted above, our Global Power Group has granted licenses to a limited number of companies in select countries to manufacture steam generators and related equipment and certain of our other products. During 2012, our principal licensees were located in India, Japan and South Korea. During the past three years, recurring royalty revenues ranged from approximately $8,000 to $15,000 per year.

Unfilled Orders

We execute our contracts on lump-sum turnkey, fixed-price, target-price with incentives and cost-reimbursable bases. Generally, we believe contracts are awarded on the basis of price, acceptance of certain project-related risks, technical capabilities and availability of qualified personnel, reputation for quality and ability to perform in a timely manner, ability to execute projects in line with client expectations, including the location of engineering activities and the ability to meet local content requirements, and safety record. On certain contracts our clients may make a down payment at the time a contract is executed and continue to make progress payments until the contract is completed and the work has been accepted as satisfying contract requirements. Our products are custom designed and manufactured, and are not produced for inventory. Our Global E&C Group frequently purchases materials, equipment, and third-party services at cost for clients on a cash neutral/ reimbursable basis when providing engineering specification or procurement services, referred to as "flow-through" amounts. "Flow-through" amounts are recorded both as revenues, which we refer to as flow-through revenues, and cost of operating revenues with no profit recognized.

We measure our unfilled orders in terms of expected future revenues. Included in future revenues are flow-through revenues, as defined above. We also measure our unfilled orders in terms of Foster Wheeler scope, which excludes flow-through revenues. As such, Foster Wheeler scope measures the component of backlog of unfilled orders with profit potential and represents our services plus fees for reimbursable contracts and total selling price for lump-sum or fixed-price contracts.

Please refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for a discussion of the changes in unfilled orders, both in terms of expected future revenues and Foster Wheeler scope revenues. See also Item 1A, "Risk Factors — Risks Related to Our Operations — Projects included in our backlog may be delayed or cancelled, which could materially adversely affect our business, financial condition, results of operations and cash flows."

Use of Raw Materials

We source the materials used in our manufacturing and construction operations from several countries. Our procurement of materials, consisting mainly of steel products and manufactured items, is heavily dependent on unrelated third-party sources. These materials are subject to timing of availability and price fluctuations, which we monitor on a regular basis. We have access to numerous global sources and are not dependent on any single source of supply.

Compliance with Government Regulations

We are subject to certain federal, state and local environmental, occupational health and product safety laws arising from the countries where we operate. We also purchase materials and equipment from third-parties, and engage subcontractors, who are also subject to these laws and regulations. We do not anticipate any material capital expenditures or material adverse effects on earnings or cash flows as a result of complying with those laws. Additionally, please refer to Note 16 to the consolidated financial statements in this annual report on Form 10-K for a discussion of our environmental matters.

Employees

The following table indicates the number of full-time, temporary and agency personnel in each of our business groups. We believe that our relationship with our employees is satisfactory.

	As of December 31,	
	2012	2011
Global E&C Group	9,876	8,602
Global Power Group	2,939	3,119
C&F Group	78	77
Total	12,893	11,798

Competition

Many companies compete with us in the engineering and construction business. Neither we nor any other single company has a dominant market share of the total design, engineering and construction business servicing our global businesses previously described. Many companies also compete in the global power generating equipment business and neither we nor any other single competitor has an overall dominant market share over the entire steam generator product portfolio.

The vast majority of the market opportunities that we pursue are subject to a competitive tendering process, and we believe that our target customers consider the price, acceptance of certain project-related risks, technical capabilities and availability of qualified personnel, reputation for quality and ability to perform in a timely manner, ability to execute projects in line with client expectations, including the location of engineering activities and the ability to meet local content requirements, and safety record as the primary factors in determining which qualified contractor is awarded a contract. We believe that we derive our competitive strength from the quality of our services and products, technology, worldwide procurement capability, project management expertise, ability to execute complex projects, professionalism, strong safety record and lengthy experience with a wide range of services and technologies.

Companies that compete with our Global E&C Group include but are not limited to the following: Bechtel Corporation; Chicago Bridge & Iron Company N.V.; Chiyoda Corporation; Fluor Corporation; Jacobs Engineering Group Inc.; JGC Corporation; KBR, Inc.; Saipem S.p.A.; Shaw Group, Inc.; Technip; Técnicas Reunidas, SA; and WorleyParsons Ltd.

Companies that compete with our Global Power Group include but are not limited to the following: Alstom Power S.A.; Andritz Group AG; The Babcock & Wilcox Company; Babcock Power Inc.; Dongfang Boiler Works (a subsidiary of Dong Fang Electric Corporation); Doosan-Babcock; Harbin Boiler Co., Ltd.; Hitachi, Ltd.; Metso Corporation; Mitsubishi Heavy Industries Ltd.; and Shanghai Boiler Works Ltd.

Available Information

You may obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and all amendments to these documents at our website, *www.fwc.com*, under the heading "Investor Relations" by selecting the heading "SEC Filings." We make these documents available on our website as soon as reasonably practicable after we electronically file them with or furnish them to the U.S. Securities and Exchange Commission, which we refer to as the SEC. The information disclosed on our website is not incorporated herein and does not form a part of this annual report on Form 10-K.

You may also read and copy any materials that we file with or furnish to the SEC at the SEC's Public Reference Room located at 100 F Street NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains electronic versions of our filings on its website at *www.sec.gov*.

ITEM 1A. RISK FACTORS (amounts in thousands of dollars)

Our business is subject to a number of risks and uncertainties, including those described below. If any of these events occur, our business could be harmed and the trading price of our securities could decline. The following discussion of risks relating to our business should be read carefully in connection with evaluating our business and the forward-looking statements contained in this annual report on Form 10-K. For additional information regarding forward-looking statements, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Safe Harbor Statement."

The categorization of risks set forth below is meant to help you better understand the risks facing our business and is not intended to limit consideration of the possible effects of these risks to the listed categories. Any adverse effects related to the risks discussed below may, and likely will, adversely affect many aspects of our business.

Risks Related to Our Operations

The nature of our contracts subjects us to risks related to each project's technical design and associated warranty obligations, changes from original projections for costs and schedules which, particularly with our current and future lump-sum or fixed-price contracts and other shared risk contracts, may result in significant losses if costs are greater than anticipated and/or contractual schedules are not met.

We assume each project's technical risk and associated warranty obligations on all of our contracts and projects, meaning that we must tailor products and systems to satisfy the technical requirements of a project even though, at the time the project is awarded, we may not have previously produced such a product or system. Warranty obligations can range from re-performance of engineering services to modification or replacement of equipment. We also assume the risks related to revenue, cost and gross profit realized on such contracts that can vary, sometimes substantially, from the original projections due to changes in a variety of other factors, including but not limited to:

- engineering design changes;
- unanticipated technical problems with the equipment being supplied or developed by us, which may require that we spend our own money to remedy the problem;
- changes in the costs of components, materials or labor;
- difficulties in obtaining required governmental permits or approvals;
- changes in local laws and regulations;
- changes in local labor conditions;
- project modifications creating unanticipated costs and/or delays related to contractual schedules;
- delays caused by local weather conditions; and
- our project owners', suppliers' or subcontractors' failure to perform.

These risks may be exacerbated by the length of time between signing a contract and completing the project because most of the projects that we execute are long-term. The term of our contracts can be as long as approximately four years. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events.

Some of our contracts are fixed-price contracts and other shared-risk contracts, which are both inherently risky because we agree to the selling price of the project based on estimates at the time we enter into the contract. The selling price is based on estimates of the ultimate cost of the contract and we assume substantially all of the risks associated with completing the project, as well as the post-completion warranty obligations. Certain of these contracts are lump-sum turnkey projects where we are responsible for all aspects of the work from engineering through construction, as well as commissioning, all for a fixed selling price. We may be subject to penalties if portions of the long-term fixed-price projects are not completed in accordance with agreed-upon time limits.

Therefore, significant losses can result from performing large, long-term projects on a fixed-price or lump-sum basis. These losses may be material, including in some cases up to or exceeding the full contract value in certain events of non-performance and/or delay, and could negatively impact our business, financial condition, results of operations and cash flows. As of December 31, 2012, our backlog included $70,700 attributable to lump-sum turnkey contracts and $1,327,700 attributable to other fixed-price contracts, which represented 2% and 36%, respectively, of our total backlog. We may increase the size and number of fixed-price or lump-sum turnkey contracts, sometimes in countries where or with clients with whom we have limited previous experience.

We have and may continue to bid for and enter into such contracts through partnerships or joint ventures with third-parties. These arrangements increase our ability and willingness to bid for increased numbers of contracts and/or contracts of increased size. In some cases, applicable law and joint venture or other agreements may provide that each joint venture partner is jointly and severally liable for all liabilities of the venture. Entering into these partnerships or joint ventures exposes us to credit and performance risks of those third-party partners, which could have a negative impact on our business and our results of operations if these parties fail to perform under the arrangements.

Our failure to successfully defend against claims made against us by project owners, suppliers or project subcontractors, or our failure to recover adequately on our claims made against project owners, suppliers or subcontractors, could materially adversely affect our business, financial condition, results of operations and cash flows.

Our projects generally involve complex design and engineering, significant procurement of equipment and supplies and construction management. We may encounter difficulties in the design or engineering, equipment and supply delivery, schedule changes and other factors, some of which are beyond our control, that affect our ability to complete the project in accordance with the original delivery schedule or to meet the contractual performance obligations. In addition, we generally rely on third-party partners, equipment manufacturers and subcontractors to assist us with the completion of our contracts. As such, claims involving project owners, suppliers and subcontractors may be brought against us and by us in connection with our project contracts. Claims brought against us include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project work and claims for cancelled projects. The claims and back charges can involve actual damages, as well as contractually agreed upon liquidated sums. Claims brought by us against project owners include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the previously agreed scope of work. Claims between us and our suppliers, subcontractors and vendors include claims like any of those described above. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings. Charges associated with claims could materially adversely affect our business, financial condition, results of operations and cash flows. For further information on project claims, please refer to Note 16, "Litigation and Uncertainties," to the consolidated financial statements included in this annual report on Form 10-K.

Projects included in our backlog may be delayed or cancelled, which could materially adversely affect our business, financial condition, results of operations and cash flows.

The dollar amount of backlog does not necessarily indicate future earnings related to the performance of that work. Backlog refers to expected future revenues under signed contracts and legally binding letters of intent that we have determined are likely to be performed. Backlog represents only business that is considered firm, although cancellations or scope adjustments may and do occur. Because of changes in project scope and schedule, we cannot predict with certainty when or if backlog will be performed or the associated revenue will be recognized. In addition, even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed to us. Material delays, cancellations or payment defaults could materially adversely affect our business, financial condition, results of operations and cash flows.

Because our operations are concentrated in four particular industries, we may be adversely impacted by economic or other developments in these industries.

We derive a significant amount of revenues from services provided to clients that are concentrated in four industries: oil and gas, oil refining, chemical/petrochemical and power generation. These industries historically have been, and will likely continue to be, cyclical in nature. Consequently, our results of operations have fluctuated, and may continue to fluctuate, depending on the demand for our products and services from clients in these industries.

Unfavorable developments in global or regional economic growth rates or other unfavorable developments in one or more of these industries could adversely affect our clients' investment plans and could materially adversely affect our business, financial condition, results of operations and cash flows.

Both of our business groups have been impacted by unfavorable economic growth rates in most of their respective global markets during 2012. Additionally, there is potential downside risk to continued unfavorable global economic growth rates driven primarily by continued sovereign debt and bank funding pressures in the Eurozone, the speed at which governmental efforts directed at spending and debt reduction are being implemented, a slowdown in the economic growth rate in China and geopolitical oil supply risks, which could impact global economic growth through a significant rise in oil prices. If these risks materialize, both of our business groups could be impacted.

Global markets in the engineering and construction industry have experienced intense competition among engineering and construction contractors and pricing pressure for contracts awarded. We have seen instances of protracted client bidding and contract award processes and clients releasing tranches of work on a piecemeal basis. These factors may continue in the future.

A number of other constraining market factors continue to impact the markets in the power generation industry that our Global Power Group serves. These factors include political and environmental sensitivity regarding coal-fired steam generators, particularly in the U.S. and Western Europe, as well as the outlook for continued lower natural gas pricing over the next three to five years, which has increased the attractiveness of natural gas, in relation to coal, for the generation of electricity. These factors may continue in the future.

Our results of operations and cash flows depend on new contract awards, and the selection process and timing for performing these contracts are not entirely within our control.

A substantial portion of our revenues is derived from new contract awards of projects. It is difficult to predict whether and when we will receive such awards due to the lengthy and complex bidding and selection process, which is affected by a number of factors, such as market conditions, financing arrangements, governmental approvals and environmental matters. We often compete with other general and specialty contractors, including large multinational contractors and small local contractors in the global markets in which we operate. The strong competition in our markets requires us to maintain skilled personnel and invest in technology, and also puts pressure on our profit margins. Because of this, we could be prevented from obtaining contracts for which we have bid due to price, greater perceived financial strength and resources of our competitors and/or perceived technology advantages. Alternatively, we may have to agree to lower prices and margins for contracts that we win or we may lose a bid or decide not to pursue a contract if the profit margins are below our minimum acceptable margins based on our risk assessment of the project conditions.

Our ability to compete for and receive new contract awards may be further impacted if we are unable to form joint ventures or similar arrangements with other contractors in order to jointly compete for a single contract. Such arrangements can often offer stronger combined qualifications than any firm standing alone and these arrangements can be important to the success of a particular contract bid process or proposal. These arrangements are particularly effective in certain non-U.S. regions where the bidding success can be substantially impacted by the presence and/or qualifications of local partners. The failure to maintain such relationships may impact our ability to receive certain new contract awards.

Our results of operations and cash flows can fluctuate from quarter to quarter depending on the timing of our contract awards. In addition, certain of these contracts are subject to client financing contingencies and environmental permits, and, as a result, we are subject to the risk that the customer will not be able to secure the necessary financing and approvals for the project, which could result in a delay or cancellation of the proposed project and thereby reduce our revenues and profits.

In addition, our performance is greatly impacted by our ability to utilize our workforce. We maintain our workforce based on our current and anticipated projects, including expected new contract awards. If we do not receive new contract awards or if awards are delayed, or if our projects experience changes from estimates related to unanticipated scheduling delays or experience modifications regarding the scope of work to be performed, we may incur significant costs if we cannot reallocate staffing in a timely manner or terminate the employment of excess staffing.

Our failure to attract and retain key officers, qualified personnel, joint venture partners, advisors and subcontractors could materially adversely affect our business, financial condition, results of operations and cash flows.

Our ability to attract and retain key officers, qualified engineers and other professional personnel, as well as joint venture partners, advisors and subcontractors, will be an important factor in determining our future success. The market for these professionals is competitive and we may not be successful in efforts to attract and retain these individuals. Failure to attract or retain these key officers, professionals, joint venture partners, advisors and subcontractors could materially adversely affect our business, financial condition, results of operations and cash flows.

Our worldwide operations involve risks that may limit or disrupt operations, limit repatriation of cash, increase taxation or otherwise materially adversely affect our business, financial condition, results of operations and cash flows.

We have worldwide operations, including project site locations, that are conducted through our subsidiaries, as well as through agreements with joint venture partners. Our subsidiaries have operations located in Asia, Australia, Europe, the Middle East, North America, South Africa and South America and execute projects from their office locations, as well as, at project site locations. Additionally, we purchase materials and equipment on a worldwide basis and are heavily dependent on unrelated third-party sources for these materials and equipment. Our worldwide operations and our execution of projects are subject to risks that could materially adversely affect our business, financial condition, results of operations and cash flows, including:

- uncertain political, legal and economic environments;
- potential incompatibility with joint venture partners;
- foreign currency controls and fluctuations;
- energy prices and availability;
- war and civil disturbances;
- terrorist attacks;
- natural disasters;
- the imposition of additional governmental controls and regulations;
- labor problems and safety practices; and
- interruptions to shipping lanes or other methods of transit.

Because of these risks, our worldwide operations and our execution of projects may be limited, or disrupted; our contractual rights may not be enforced fully or at all; our taxation may be increased; or we may be limited in repatriating earnings. These potential events and liabilities could materially adversely affect our business, financial condition, results of operations and cash flows.

Our projects are located at work sites which are inherently dangerous. Failure to maintain a safe work site could result in harm to employees and others, employee turnover, financial losses and decreased opportunities to participate in future bids.

Our project sites can place our employees and others near large equipment, dangerous processes, highly regulated materials or in challenging environments. Depending on the project, we may have the responsibility for safety on the project site and, accordingly, must implement safety procedures. If we fail to implement such procedures or if the procedures we implement are ineffective, our employees and others may be harmed. Although we maintain functional groups whose primary purpose is to implement effective health, safety and environmental procedures throughout our company, the failure to comply with such procedures can subject us to losses and liability under client contracts or statutory regulations. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our clients and raise our operating costs. Any of the foregoing could result in financial losses, which could have a material adverse impact on our business, financial condition, results of operations and cash flows. Additionally, we may lose future opportunities to participate in contract bids as many of our clients require that we meet certain safety criteria in order to be eligible to bid on contracts.

It can be very difficult or expensive to obtain insurance coverage for our business operations, and we may not be able to secure or maintain sufficient coverage to satisfy our needs.

As part of our business operations, we maintain insurance coverage both as a corporate risk management strategy and in order to satisfy the requirements of many of our contracts. Although we have in the past been able to satisfy our insurance needs, there can be no assurance that we will be able to secure all necessary or appropriate insurance coverage in the future. Our insurance is purchased from a number of the world's leading providers, often in layered insurance arrangements. We monitor the financial health of the insurance companies from which we hold policies, and review the financial health of an insurer prior to purchasing a policy. If any of our third party insurers fail, refuse to renew or revoke coverage or otherwise cannot satisfy their insurance requirements to us, then our overall risk exposure and operational expenses could be increased and our business operations could be interrupted.

We are subject to anti-bribery laws in the countries in which we operate. Failure to comply with these laws could result in our becoming subject to penalties and the disruption of our business activities.

Many of the countries in which we transact business have laws that restrict the offer or payment of anything of value to government officials or other persons with the intent of gaining business or favorable government action. We are subject to these laws in addition to being governed by the U.S. Foreign Corrupt Practices Act restricting these types of activities. In addition to prohibiting certain bribery-related activity with government officials and other persons, these laws provide for recordkeeping and reporting obligations. Our policies mandate compliance with these anti-bribery laws and we have procedures and controls in place to monitor internal and external compliance. However, any failure by us, our subcontractors, agents or others who work for us on our behalf to comply with these legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties. The failure to comply with these legal and regulatory obligations could also disrupt our business activities.

We may be negatively impacted by an increase in our effective tax rate.

Our effective tax rate can fluctuate significantly from period to period as a result of changes in tax laws, treaties or regulations, or their interpretation, of any country in which we operate, the varying mix of income earned in the jurisdictions in which we operate, the realizability of deferred tax assets, including our inability to recognize a tax benefit for losses generated by certain unprofitable operations, cash repatriations decisions, changes in uncertain tax positions and the final outcome of tax audits and related litigation. An increase in our effective tax rate could have a material adverse effect on our financial condition, results of operations and cash flows.

We continue to assess the impact of various legislative proposals, including U.S. federal and state proposals, and modifications to existing tax treaties, that could result in a material increase in our taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were to be enacted, or if modifications were to be made to certain existing treaties, the consequences could have a materially adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows.

Our business may be materially adversely impacted by regional, national and/or global requirements to significantly limit or reduce greenhouse gas emissions in the future.

Greenhouse gases that result from human activities, including burning of fossil fuels, have been the focus of increased scientific and political scrutiny and are being subjected to various legal requirements. International agreements, national laws, state laws and various regulatory schemes that limit or otherwise regulate emissions measuring and control of greenhouse gases are under consideration by different governmental entities. We derive a significant amount of revenues and contract profits from engineering and construction services provided to clients that own and/or operate a wide range of process plants and from the supply of our manufactured equipment to clients that own and/or operate electric power generating plants. Additionally, we own or partially own plants that generate electricity from burning natural gas or various types of solid fuels. These plants emit greenhouse gases as part of the process to generate electricity or other products. Compliance with the future greenhouse gas regulations may prove costly or difficult. It is possible that owners and operators of existing or future process plants and electric generating plants could be subject to new or changed environmental regulations that result in increasing the cost of emitting such gases or requiring emissions allowances. The costs of controlling such emissions or obtaining required emissions allowances could be significant. It also is possible that necessary controls or allowances may not be available. Such regulations could negatively impact client investments in capital projects in our markets, which could negatively impact the market for our manufactured products and certain of our services, and also could negatively affect the operations and profitability of our own electric power plants. This could materially adversely affect our business, financial condition, results of operations and cash flows.

We are subject to various environmental laws and regulations in the countries in which we operate. If we fail to comply with these laws and regulations, we may incur significant costs and penalties that could materially adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to laws and regulations governing the generation, management and use of regulated materials, the discharge of materials into the environment, the remediation of environmental contamination, or otherwise relating to environmental protection. Both our Global E&C Group and our Global Power Group make use of and produce as wastes or byproducts substances that are considered to be hazardous under these environmental laws and regulations. We may be subject to liabilities for environmental contamination as an owner or operator (or former owner or operator) of a facility or as a generator of hazardous substances without regard to negligence or fault, and we are subject to additional liabilities if we do not comply with applicable laws regulating such hazardous substances, and, in either case, such liabilities can be substantial. These laws and regulations could expose us to liability arising out of the conduct of current and past operations or conditions, including those associated with formerly owned or operated properties caused by us or others, or for acts by us or others which were in compliance with all applicable laws at the time the acts were performed. In some cases, we have assumed contractual indemnification obligations for environmental liabilities associated with some formerly owned properties. The ongoing costs of complying with existing environmental laws and regulations could be substantial. Additionally, we may be subject to claims alleging personal injury, property damage or natural resource damages as a result of alleged exposure to or contamination by hazardous substances. Changes in the environmental laws and regulations, remediation obligations, enforcement actions, stricter interpretations of existing requirements, future discovery of contamination or claims for damages to persons, property, natural resources or the environment could result in material costs and liabilities that we currently do not anticipate.

We may lose future business to our competitors and be unable to operate our business profitably if our patents and other intellectual property rights do not adequately protect our proprietary products.

Our success depends significantly on our ability to protect our intellectual property rights to the technologies and know-how used in our proprietary products, including rights which we license to third parties. We rely on patent protection, as well as a combination of trade secret, unfair competition and similar laws and non-disclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage.

We also rely on unpatented proprietary technology. We cannot provide assurance that we can meaningfully protect all of our rights in our unpatented proprietary technology, or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology.

Additionally, we also hold licenses from third parties that are necessary to utilize certain technologies used in the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing and selling these products, which could harm our business.

We rely on our information and communication systems and data in our operations. Failure in the availability or security of our information and communication systems or in data security could adversely affect our business and results of operations.

The efficient operation of our business is dependent on our information and communication systems and our use of our internal data and our clients' data, including electronic and hardcopy data formats. Information and communication systems by their nature are susceptible to internal and external security breaches, including computer hacker and cyber terrorist breaches, and can fail or become unavailable for a significant period of time. Additionally, if our data security controls fail, we are at risk of intentionally or unintentionally disclosing our or our clients' data, including trade secrets and intellectual property. This could lead to the violation of client confidentiality agreements and loss of critical data. While we have implemented internal controls for information and communication systems and data security, there can be no assurance that the unavailability of the information and communication systems, the failure of these systems to perform as anticipated for any reason or any significant breach of system or data security may not occur which could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer.

Risks Related to Our Liquidity and Capital Resources

We require cash repatriations from our subsidiaries to meet our cash needs related to our asbestos-related and other liabilities, corporate overhead expenses and share repurchases. Our ability to repatriate funds from our subsidiaries is limited by a number of factors.

We are dependent on cash repatriations from our subsidiaries to cover payments and expenses of our parent holding company in Switzerland, to cover cash needs related to our asbestos-related liability and other overhead expenses in the U.S. and, at our discretion, specific liquidity needs, such as funding acquisitions and our share repurchase program. There can be no assurance that our forecasted cash repatriations will occur as our subsidiaries need to keep certain amounts available for working capital purposes, to pay known liabilities, to comply with covenants and for other general corporate purposes. The repatriation of funds may also subject those funds to taxation in some jurisdictions. The inability to repatriate cash could negatively impact our business, financial condition, results of operations and cash flows.

Certain of our various debt agreements impose financial covenants, which may prevent us from capitalizing on business opportunities, which could negatively impact our business.

Certain of our debt agreements, including our senior unsecured credit agreement, impose financial covenants on us. These covenants limit our ability to incur indebtedness, pay dividends or make other distributions, make investments and acquisitions, and sell assets. These limitations may restrict our ability to pursue business opportunities, which could negatively impact our business.

We may have significant working capital requirements, which if unfunded could negatively impact our business, financial condition and cash flows.

In some cases, we may require significant amounts of working capital to finance the purchase of materials and/or the performance of engineering, construction and other work on certain of our projects before we receive payment from our customers. In some cases, we are contractually obligated to our customers to fund working capital on our projects. Increases in working capital requirements could negatively impact our business, financial condition and cash flows.

Additionally, we could temporarily experience a liquidity shortfall if we are unable to access our cash balances and short-term investments to meet our working capital requirements. Our cash balances and short-term investments are in accounts held by major banks and financial institutions, and some of our deposits exceed available insurance. The banks or financial institutions in which we hold our cash and short-term investments have not gone into bankruptcy or forced receivership, or been seized by their governments. However, there is a risk that this could occur in the future and that we could temporarily experience a liquidity shortfall or fail to recover our deposits in excess of available insurance.

Further significant deterioration of the current global economic and credit market environment, particularly in the Eurozone countries, could challenge our efforts to maintain our well-diversified asset allocation with creditworthy financial institutions.

In addition, we may invest some of our cash in longer-term investment opportunities, including the acquisition of other entities or operations, the reduction of certain liabilities such as unfunded pension liabilities and/or repurchases of our outstanding registered shares. To the extent we use cash for such other purposes, the amount of cash available for the working capital needs described above would be reduced.

Our new contract awards, current projects and liquidity may be adversely affected by the availability and/or cost of our performance-related standby letters of credit, bank guarantees, surety bonds and other guarantee facilities.

Consistent with industry practice, we are often required to provide performance-related standby letters of credit, bank guarantees, surety bonds or other forms of performance-related guarantees to clients, which we refer to as bonds or bonding. These bonds provide credit support for the client if we fail to perform our obligations under our contract. A restriction, reduction, termination and/or increase in the cost of our bonding facilities may limit our ability to bid on new project awards, delay work on current projects or significantly change the timing of cash flows for current projects, adversely affecting our liquidity.

Additionally, in the event our credit ratings are lowered by independent rating agencies, such as Standard & Poor's or Moody's Investors Service, it may be more difficult or costly for us to obtain bonding for new awards or maintain such bonding on current projects. We may also be required to provide or increase cash collateral to obtain these bonds, which would reduce our available cash and could impact our ability to increase availability under our senior unsecured credit agreement or other bonding facilities. We are also subject to the risk that any new or amended bonding facilities might not be on terms as favorable as those we have currently, which could adversely affect our liquidity.

We may invest in longer-term investment opportunities, such as the acquisition of other entities or operations in the engineering and construction industry or power industry. Acquisitions of other entities or operations have risks that could materially adversely affect our business, financial condition, results of operations and cash flows.

We have completed and are exploring possible acquisitions within the engineering and construction industry to strategically complement or expand on our technical capabilities or access to new market segments. We also have completed and may explore possible acquisitions within the power industry to complement our product offerings. The acquisition of companies and assets in the engineering and construction and power industries is subject to substantial risks, including the failure to identify material problems during due diligence, the risk of over-paying for assets and the inability to arrange financing for an acquisition as may be required or desired.

Further, the identification, negotiation, integration and consolidation of acquisitions require substantial human, financial and other resources including management time and attention, and ultimately, our acquisitions may not be successfully completed or integrated and/or our resources may be diverted. Additionally, in order to fund targeted acquisitions or other activities, we may issue additional equity securities, which would have the effect of diluting our earnings per share and existing shareholders' percentage ownership. There can be no assurances that we will consummate any such future acquisitions, that any acquisitions we make will perform as expected or that the returns from such acquisitions will support the investment paid to acquire them or the capital expenditures needed to develop them.

Risks Related to Asbestos Claims

The number and cost of our current and future asbestos claims in the United States could be substantially higher than we have estimated and the timing of payment of claims could be sooner than we have estimated, which could materially adversely affect our business, financial condition, results of operations and cash flows.

Some of our subsidiaries are named as defendants in numerous lawsuits and out-of-court administrative claims pending in the United States in which the plaintiffs claim damages for alleged bodily injury or death arising from exposure to asbestos in connection with work performed, or heat exchange devices assembled, installed and/or sold, by our subsidiaries. We expect these subsidiaries to be named as defendants in similar suits and that new claims will be filed in the future. For purposes of our financial statements, we have estimated the indemnity and defense costs to be incurred in resolving pending and forecasted U.S. claims through 2027. Although we believe our estimates are reasonable, the actual number of future claims brought against us and the cost of resolving these claims could be substantially higher than our estimates. Some of the factors that may result in the costs of asbestos claims being higher than our current estimates include:

- the rate at which new claims are filed;
- the number of new claimants;
- changes in the mix of diseases alleged to be suffered by the claimants, such as type of cancer, asbestosis or other illness;
- increases in legal fees or other defense costs associated with asbestos claims;
- increases in indemnity payments;
- decreases in the proportion of claims dismissed with zero indemnity payments;
- indemnity payments being required to be made sooner than expected;
- bankruptcies of other asbestos defendants, causing a reduction in the number of available solvent defendants and thereby increasing the number of claims and the size of demands against our subsidiaries;
- adverse jury verdicts requiring us to pay damages in amounts greater than we expect to pay in settlements;
- changes in legislative or judicial standards that make successful defense of claims against our subsidiaries more difficult; or
- enactment of federal legislation requiring us to contribute amounts to a national settlement trust in excess of our expected net liability, after insurance, in the tort system.

The total liability recorded on our consolidated balance sheet as of December 31, 2012 is based on estimated indemnity and defense costs expected to be incurred through 2027. We believe that it is likely that there will be new claims filed after 2027, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after 2027. Our forecast contemplates that the number of new claims requiring indemnity will decline from year to year. If future claims fail to decline as we expect, our aggregate liability for asbestos claims will be higher than estimated.

We have worked with Analysis, Research Planning Corporation, or ARPC, nationally recognized consultants in the United States with respect to projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defense costs at each year-end based on a 15-year forecast. Each year we have recorded our estimated asbestos liability at a level consistent with ARPC's reasonable best estimate. ARPC reviews our asbestos indemnity payments, defense costs and claims activity and compares them to our 15-year forecast prepared at the previous year-end. Based on its review, ARPC may recommend that the assumptions used to estimate our future asbestos liability be updated, as appropriate.

Our forecast of the number of future claims is based, in part, on an analysis of future disease incidence and, in part, on a regression model, which employs the statistical analysis of our historical claims data to generate a trend line for future claims. Although we believe this forecast method is reasonable, other forecast methods that attempt to estimate the population of living persons who could claim they were exposed to asbestos at worksites where our subsidiaries performed work or sold equipment could also be used and might project higher numbers of future claims than our forecast.

The actual number of future claims, the mix of disease types and the amounts of indemnity and defense costs may exceed our current estimates. We update our forecasts at least annually to take into consideration recent claims experience and other developments, such as legislation and litigation outcomes, that may affect our estimates of future asbestos-related costs. The announcement of increases to asbestos liabilities as a result of revised forecasts, adverse jury verdicts or other negative developments involving asbestos litigation or insurance recoveries may cause the value or trading prices of our securities to decrease significantly. These negative developments could also negatively impact our liquidity, cause us to default under covenants in our indebtedness, cause our credit ratings to be downgraded, restrict our access to capital markets or otherwise materially adversely affect our business, financial condition, results of operations and cash flows.

The failure by our U.S. subsidiaries to obtain current and future asbestos-related insurance recoveries could materially adversely affect our business, financial condition, results of operations and cash flows.

The asbestos-related asset recorded on our consolidated balance sheet as of December 31, 2012 represents our best estimate of insurance recoveries from settled and expected future insurance recoveries relating to our U.S. liability for pending and estimated future asbestos claims through 2027.

Over the last several years, certain of our subsidiaries have entered into settlement agreements calling for insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defense costs and, in certain cases, for reimbursement for portions of out-of-pocket costs previously incurred. Our subsidiaries have reached agreements with certain of their insurers to settle their disputed asbestos-related insurance coverage. As a result of these settlements, we increased our asbestos-related insurance recovery assets and recorded settlement gains. However, certain of the settlements with insurance companies during the past several years were for fixed dollar amounts that do not change as the liability changes. Accordingly, increases in the asbestos-related liabilities would not result in an equal increase in the insurance recovery assets and we would have to fund the difference, which would reduce our cash flows and working capital.

Additionally, our ability to continue to recover under these insurance policies is also dependent upon the financial solvency of our insurers. Our insurance recoveries may be limited by future insolvencies among our insurers. We have not assumed recovery in the estimate of our asbestos-related insurance recovery assets from any of our currently insolvent insurers. Other insurers may become insolvent in the future and our insurers may fail to reimburse amounts owed to us on a timely basis. If we fail to realize expected insurance recoveries, or experience delays in receiving material amounts from our insurers, our business, financial condition, results of operations and cash flows could be materially adversely affected.

A number of asbestos-related claims have been received by our subsidiaries in the United Kingdom. To date, these claims have been substantially covered by insurance policies and proceeds from the policies have been paid directly to the plaintiffs. The timing and amount of asbestos claims that may be made in the future, the financial solvency of the insurers and the amounts that may be paid to resolve the claims are uncertain. The insurance carriers' failure to make payments due under the policies could materially adversely affect our business, financial condition, results of operations and cash flows.

Some of our subsidiaries in the United Kingdom have received claims alleging personal injury arising from exposure to asbestos in connection with work performed, or heat exchange devices assembled, installed and/or sold, by our subsidiaries. We expect these subsidiaries to be named as defendants in additional suits and claims brought in the future. To date, insurance policies have provided coverage for substantially all of the costs incurred in connection with resolving asbestos claims in the United Kingdom. In our consolidated balance sheet as of December 31, 2012, the total of our U.K. asbestos-related insurance recovery assets substantially covers the total of our U.K. asbestos-related liabilities, which are comprised of an estimated liability relating to open (outstanding) claims and an estimated liability relating to future unasserted claims through 2027. Our ability to continue to recover under these insurance policies is dependent upon, among other things, the timing and amount of asbestos claims that may be made in the future, the financial solvency of our insurers and the amounts that may be paid to resolve the claims. These factors could significantly limit our insurance recoveries, which could materially adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Financial Reporting and Corporate Governance

Our use of the percentage-of-completion accounting method could result in a reduction or elimination of previously reported profits.

A substantial portion of our operating revenues, cost of operating revenues and contract profit are recognized using the percentage-of-completion method of accounting. Under this method of accounting, the earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability. Revisions to estimated revenues and estimated costs can and do result in changes to previously reported revenues, costs and profits. For further information on our revenue recognition methodology, please refer to Note 1, "Summary of Significant Accounting Policies — Revenue Recognition on Long-Term Contracts," to the consolidated financial statements included in this annual report on Form 10-K.

An impairment of all or part of our goodwill and/or our intangible assets could materially adversely impact our results of operations and shareholders' equity.

As of December 31, 2012, we had goodwill of $133,500 and other intangible assets, net of $105,100 on our consolidated balance sheet. Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. Presently, goodwill exists in four of our reporting units — one within our Global Power Group business segment and three within our Global E&C Group business segment. In the fourth quarter of each year, we evaluate goodwill at each reporting unit based on assumptions used to estimate the fair value of our reporting units and assess recoverability, and impairments, if any, which are recognized in earnings. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill. Intangible assets with determinable useful lives are amortized over their respective estimated useful lives and reviewed for impairment together with other tangible long-lived assets whenever events or circumstances indicate that an impairment may exist. An impairment of all or a significant part of our goodwill and/or intangible assets could materially adversely impact our results of operations and shareholders' equity.

Registered holders who acquired our shares after our redomestication to Switzerland must apply for enrollment in our share register as shareholders with voting rights in order to have voting rights; we may deny such registration under certain circumstances.

To be able to exercise voting rights, registered holders of our shares who acquired our shares after our redomestication to Switzerland in 2009 must apply to us for enrollment in our share register as shareholders with voting rights. Our board of directors may refuse to register holders of shares as shareholders with voting rights based on certain grounds. In particular, under our articles of association, no shareholder will be registered with voting rights for 10% or more of our share capital as recorded in the commercial register unless determined otherwise by our board of directors, subject to exceptions for Cede & Co. and other nominees of clearing organizations. Only shareholders that are registered as shareholders with voting rights on the relevant record date are permitted to participate in and vote at a general shareholders' meeting. Registered holders who received our shares as a result of our redomestication to Switzerland were registered as shareholders with voting rights and shareholders who hold in "street name" will be entitled to participate in and vote at a general shareholders' meeting through Cede & Co.

There are provisions in our articles of association that may reduce the voting rights of our registered shares.

Our articles of association provide that shareholders have one vote for each registered share held by them and are entitled to vote at all meetings of shareholders. However, our articles of association provide that shareholders whose "controlled shares" (as defined in the articles of association) represent 10% or more of our total voting shares are limited to voting one vote less than 10% of the total voting rights of our share capital as registered with the commercial register. This provision is intended to prevent the possibility of our company becoming a controlled foreign corporation for U.S. federal income tax purposes, which could have certain adverse U.S. federal income tax consequences to U.S. persons who own (directly, indirectly or under applicable constructive ownership rules) 10% or more of our voting shares. It may also have an anti-takeover effect by making it more difficult for a third party to acquire us without the consent of our board of directors. Under our articles of association, our board of directors has the authority to interpret and grant exceptions to this provision.

Our status as a Swiss corporation may limit our flexibility with respect to certain aspects of capital management.

Swiss law allows our shareholders to authorize share capital that can be issued by the board of directors without further shareholder approval. Such authorization is limited to 50 percent of the issued share capital and expires after two years at the latest and must therefore be renewed by our shareholders every two years. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. In the event we need to raise share capital at a time when the trading price of our shares is below the CHF 3.00 (equivalent to U.S. $3.28, based on a foreign exchange rate of CHF 0.9156 to U.S. $1.00 on December 31, 2012) par value of the shares, we will need to obtain the approval of our shareholders to decrease the par value of our issued shares or issue another class of shares with a lower par value. Any reduction in par value would decrease our par value available for future repayment of share capital not subject to Swiss withholding tax. In addition, we will not be able to issue options under our various compensation and benefit plans with an exercise price below the par value, which could limit the flexibility of our compensation arrangements. Swiss law also reserves for approval by shareholders many corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

If we elect to declare dividends, we would be required to declare such dividends in Swiss francs and any currency fluctuations between the U.S. dollar and the Swiss franc will affect the dollar value of the dividends we pay.

Under Swiss corporate law, if we elect to declare dividends, including distributions through a reduction in par value, we would be required to declare such dividends in Swiss francs. Dividend payments will be made by our transfer agent in U.S. dollars converted at the applicable exchange rate shortly before the payment date. As a result, shareholders will be exposed to fluctuations in the exchange rate between the date used for purposes of calculating the CHF amount of any proposed dividend or par value reduction and the relevant payment date, which will not be shorter than two months and could be as long as a year.

We may not be able to make distributions without subjecting our shareholders to Swiss withholding tax.

If we are not successful in our efforts to make distributions, if any, through a reduction of par value or pay dividends, if any, out of qualifying additional paid-in capital, then any dividends paid by us will generally be subject to a Swiss federal withholding tax at a rate of 35%. The withholding tax must be withheld from the gross distribution and paid to the Swiss Federal Tax Administration. A U.S. tax resident shareholder that qualifies for benefits under the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which we refer to as the "U.S.-Swiss Treaty," may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting stock, or for a full refund in the case of qualified pension funds). Capital distribution payments in the form of a par value reduction or payment of a dividend out of qualifying additional paid-in capital are not subject to Swiss withholding tax. However, there can be no assurance that our shareholders will approve a reduction in par value or a dividend out of qualifying additional paid-in capital; that we will be able to meet the other legal requirements for a reduction in par value or a dividend out of qualifying additional paid-in capital; or that Swiss withholding rules will not be changed in the future. In addition, over the long term, the amount of par value available for us to use for par value reductions will be limited. If we are unable to make a distribution through a reduction in par value or pay a dividend out of qualifying additional paid-in capital, we may not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

We have anti-takeover provisions in our articles of association that, together with certain provisions under Swiss corporate law, may discourage a change of control.

Our articles of association and Swiss law contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors. These provisions provide for:

- Our board of directors to be divided into three classes serving staggered three-year terms. In addition, directors may be removed from office, by the affirmative vote of the holders of two-thirds of the votes cast at the applicable shareholders meeting. These provisions of our articles of association may delay or limit the ability of a shareholder to obtain majority representation on the board of directors.
- Limiting the voting rights of shareholders whose "controlled shares" (as defined in the articles of association) represent 10% or more of our total voting shares to one vote less than 10% of the total voting rights of our share capital as registered with the Swiss commercial register.
- Under Swiss corporate law, merger and demerger transactions require the affirmative vote of holders of at least 66 2/3% of the shares represented at the applicable shareholders meeting. In addition, under certain circumstances (for example, in the case of so-called "cashout" or "squeezeout" mergers) a merger requires the affirmative vote of the holders of at least 90% of shares.
- Any shareholder who wishes to propose any business or to nominate a person or persons for election as a director at any annual meeting may only do so if advance notice is given to our Corporate Secretary.

These provisions could make it more difficult for a third-party to acquire us, even if the third-party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

We are a Swiss company and it may be difficult to enforce judgments against us or our directors and executive officers.

Foster Wheeler AG is a Swiss corporation. As a result, the rights of our shareholders are governed by Swiss law and by our articles of association and organizational regulations. The rights of shareholders under Swiss law may differ from the rights of shareholders of companies of other jurisdictions. A substantial portion of our assets are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us or our directors based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Switzerland will enforce judgments obtained in other jurisdictions, including in the United States, under the securities laws of those jurisdictions or entertain actions in Switzerland under the securities laws of other jurisdictions.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Globally, our facilities provide approximately 4.4 million square feet of space for our operations. The following table provides the location and general use of our materially important owned or leased physical properties by business segment as of December 31, 2012. All or part of the listed properties may be leased or subleased to other affiliates. All properties are in good condition and adequate for their intended use.

Business Segment and Location	Principal Use	Owned/Leased
Corporate and Finance Group		
Zug, Switzerland	Registered Office	Leased
Geneva, Switzerland(1)	Principal executive offices	Leased
Hampton, New Jersey(2)	Office & engineering	Leased
Global Engineering & Construction Group		
Alberta, Canada	Office & engineering	Leased
Avellino, Italy(3)	Wind farm towers	Owned & leased
Chennai, India	Office & engineering	Leased
Glasgow, Scotland(4)	Office & engineering	Owned
Gurgaon, India	Office & engineering	Leased
Houston, Texas	Office & engineering	Leased
Istanbul, Turkey	Office & engineering	Leased
Kolkata, India	Office & engineering	Leased
Kuala Lumpur, Malaysia	Office & engineering	Leased
Madrid, Spain	Office & engineering	Leased
Middlesborough, United Kingdom	Office & engineering	Leased
Midrand, South Africa	Office & engineering	Owned
Milan, Italy	Office & engineering	Leased
Paris, France	Office, engineering & warehouse	Leased
Philadelphia, Pennsylvania	Office & engineering	Leased
Provence, France	Office & engineering	Leased
Reading, United Kingdom	Office, engineering & warehouse	Leased
Santiago, Chile	Office & engineering	Leased
Shanghai, China	Office & engineering	Leased
Singapore	Office & engineering	Leased
South Jordan, Utah	Office & engineering	Leased
Sriracha, Thailand	Office & engineering	Leased
Global Power Group		
Camden, New Jersey(5)	Waste-to-energy plant	Owned & leased
Espoo, Finland	Office	Leased
Friedrichsdorf, Germany	Office & engineering	Leased
Krefeld, Germany	Manufacturing and office	Leased
Kurikka, Finland	Manufacturing, office & warehouse	Leased
Martinez, California	Cogeneration plant	Owned
McGregor, Texas	Manufacturing & office	Owned
Melbourne, Florida	Office & warehouse	Leased
Norrkoping, Sweden	Manufacturing & office	Leased

Business Segment and Location	Principal Use	Owned/Leased
Rayong, Thailand	Manufacturing & office	Leased
Shanghai, China	Office & engineering	Leased
Sosnowiec, Poland	Manufacturing, office & engineering	Leased
Talcahuano, Chile	Cogeneration plant-facility site	Leased
Tarragona, Spain	Manufacturing & office	Owned
Varkaus, Finland[(6)]	Manufacturing & office	Owned & leased
Xinhui, Guangdong, China	Manufacturing, office & warehouse	Leased

(1) The facility is leased through March 1, 2013, after which our principal executive offices will be relocated to one of our existing facilities located in Reading, United Kingdom.

(2) The facility is also utilized by the Global Engineering & Construction Group and the Global Power Group.

(3) The two wind farm towers are owned and the land for the two towers is leased.

(4) Portion of the facility is leased to third parties.

(5) The waste-to-energy plant facility is owned and the land is leased.

(6) The manufacturing facility is owned and office facility is leased.

ITEM 3. LEGAL PROCEEDINGS

For information on asbestos claims and other material litigation affecting us, see Item 1A, "Risk Factors," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Estimates" and Note 16, "Litigation and Uncertainties," to our consolidated financial statements included in this annual report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The following chart lists the quarterly high and low sales prices of our shares on the NASDAQ Global Select Market during 2012 and 2011.

	Quarters Ended			
	March 31,	June 30,	September 30,	December 31,
2012 Share prices:				
High	$26.08	$24.49	$24.73	$25.32
Low	$18.97	$15.80	$15.26	$20.88
2011 Share prices:				
High	$39.75	$38.74	$30.77	$23.08
Low	$32.46	$28.28	$17.00	$16.40

We had 2,406 shareholders of record, as defined under Regulation S-K Item 201, and 104,471,572 registered shares outstanding as of February 15, 2013.

We have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends. Our current senior unsecured credit agreement contains limitations on our ability to pay cash dividends.

Performance Graph

On February 9, 2009, as a result of our redomestication to Switzerland, Foster Wheeler AG became the parent company of our group of companies and its registered shares were listed on the NASDAQ Global Select Market under the symbol "FWLT," the same symbol under which the common shares of the former parent company of our group of companies, Foster Wheeler Ltd., were previously listed. The performance information below relates to sales prices of Foster Wheeler Ltd. common shares for periods prior to February 9, 2009.

On January 8, 2008, the shareholders of Foster Wheeler Ltd. approved an increase in its authorized share capital at a shareholders meeting which was necessary in order to effect a two-for-one stock split of Foster Wheeler Ltd.'s common shares in the form of a stock dividend to Foster Wheeler Ltd.'s common shareholders in the ratio of one additional Foster Wheeler Ltd. common share in respect of each common share outstanding. As a result of these capital alterations, all references to common share prices, share capital, the number of shares, stock options, restricted awards, per share amounts, cash dividends, and any other reference to shares in this annual report on Form 10-K, unless otherwise noted, have been adjusted to reflect the stock split on a retroactive basis.

The stock performance graph below shows how an initial investment of $100 in our shares would have compared over a five-year period with an equal investment in (1) the S&P 500 Index and (2) an industry peer group index that consists of several peer companies (referred to as the "Peer Group") as defined below.

Comparison of Cumulative Total Return


$150
$100
$50
$0
Foster Wheeler AG
S&P 500 Index
Peer Group
12/28/07
12/26/08
12/31/09
12/31/10
12/31/11
12/31/12

In the preparation of the line graph, we used the following assumptions: (i) $100 was invested in each of our shares, the S&P 500 Index and the Peer Group on December 28, 2007, (ii) dividends, if any, were reinvested, and (iii) the investments were weighted on the basis of market capitalization.

	December 28, 2007	December 26, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
Foster Wheeler AG	$100.00	$30.00	$37.68	$44.18	$24.50	$ 31.13
S&P 500 Index	100.00	60.46	79.13	91.05	92.97	107.85
Peer Group *	100.00	36.47	46.35	68.15	55.69	64.63

* The following companies comprise the Peer Group: Chicago Bridge & Iron Company N.V., Fluor Corporation, Jacobs Engineering Group Inc., KBR, Inc., McDermott International, Inc. and Shaw Group, Inc. The Peer Group consists of companies that were chosen by us for benchmarking the performance of our registered shares.

Issuer Purchases of Equity Securities (amounts in thousands of dollars, except share data and per share amounts)

On September 12, 2008, we announced a share repurchase program pursuant to which our Board of Directors authorized the repurchase of up to $750,000 of our outstanding shares and the designation of the repurchased shares for cancellation. On November 4, 2010, our Board of Directors proposed an increase to our share repurchase program of $335,000, which was approved by our shareholders at an extraordinary general meeting on February 24, 2011. On February 22, 2012, our Board of Directors proposed an additional increase to our share repurchase program of approximately $419,398, which was approved by our shareholders at our 2012 annual general meeting on May 1, 2012. Under Swiss law, the repurchase of shares in excess of 10% of the company's share capital must be approved in advance by the company's shareholders. As of the May 1, 2012 increase, we were authorized to repurchase up to $500,000 of our outstanding shares.

For further information related to our share repurchase program and the cancellation of shares under Swiss law, please refer to Note 1 to the consolidated financial statements included in this annual report on Form 10-K.

The following table provides information with respect to purchases under our share repurchase program during the fourth quarter of 2012.

Fiscal Month	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2012 through October 31, 2012	900	$21.98	900	$ —
November 1, 2012 through November 30, 2012	—	—	—	—
December 1, 2012 through December 31, 2012	1,750,219	22.85	1,750,219	—
Total	1,751,119	$22.85	1,751,119	$420,053

(1) During the fourth quarter of 2012, we repurchased an aggregate of 1,751,119 shares in open market transactions pursuant to our share repurchase program. We are authorized to repurchase up to an additional $420,053 of our outstanding shares based on the aggregate share repurchases as of December 31, 2012. The repurchase program has no expiration date and may be suspended for periods or discontinued at any time. We did not repurchase any shares other than through our publicly announced repurchase program.

(2) As of December 31, 2012, an aggregate of 43,911,078 shares were repurchased for a total of $1,084,345 since the inception of the repurchase program announced on September 12, 2008.

ITEM 6. SELECTED FINANCIAL DATA

FOSTER WHEELER AG
COMPARATIVE FINANCIAL STATISTICS
(amounts in thousands of dollars, except share data and per share amounts)

	2012	2011	2010	2009	2008
Statement of Operations Data:					
Operating revenues	$ 3,414,635	$ 4,480,729	$ 4,067,719	$ 5,056,334	$ 6,854,290
Income before income taxes[1]	212,163	235,242	305,240	455,120	630,897
Provision for income taxes[2]	62,267	58,514	74,531	93,762	97,028
Net income	149,896	176,728	230,709	361,358	533,869
Net income attributable to noncontrolling interests	13,874	14,345	15,302	11,202	7,249
Net income attributable to Foster Wheeler AG	$ 136,022	$ 162,383	$ 215,407	$ 350,156	$ 526,620
Earnings per share:					
Basic	$ 1.27	$ 1.35	$ 1.71	$ 2.77	$ 3.73
Diluted	$ 1.27	$ 1.35	$ 1.70	$ 2.75	$ 3.68
Shares outstanding:					
Basic weighted-average number of shares outstanding	107,054,284	120,085,704	126,032,130	126,541,962	141,149,590
Effect of dilutive securities	259,255	418,779	544,725	632,649	1,954,440
Diluted weighted-average number of shares outstanding	107,313,539	120,504,483	126,576,855	127,174,611	143,104,030

	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 26, 2008
Balance Sheet Data:					
Current assets	$1,613,542	$1,523,187	$1,994,500	$1,941,555	$1,790,186
Current liabilities	1,176,187	1,090,984	1,210,674	1,282,004	1,488,614
Working capital	437,355	432,203	783,826	659,551	301,572
Land, buildings and equipment, net	334,141	341,987	362,087	398,132	383,209
Total assets	2,733,924	2,613,880	3,060,477	3,187,738	3,011,254
Long-term debt (including current installments)	137,706	149,111	164,570	212,440	217,364
Total temporary equity	8,594	4,993	4,935	2,570	7,586
Total Foster Wheeler AG shareholders' equity	713,990	687,747	967,693	831,517	392,562
Other Data:					
Backlog, measured in terms of future revenues, end of year	$3,648,000	$3,626,100	$3,979,500	$4,112,800	$5,504,400
New orders, measured in terms of future revenues	3,449,500	4,285,800	4,105,800	3,481,700	4,056,000

(1) Income before income taxes includes the following:

	2012	2011	2010	2009	2008
Net asbestos-related provision	$30,500	$9,900	$ 5,400	$26,400	$6,600
Curtailment gain on closure of the U.K. pension plan	—	—	20,100	—	—
Charges for severance-related postemployment benefits	6,200	2,700	10,800	12,400	9,000
Waste-to-energy facility impairment charge	11,500	—	—	—	—

(2) 2008 included: a benefit of $24,100 related to the net impact of deferred tax valuation allowance adjustments at two of our non-U.S. subsidiaries.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(amounts in thousands of dollars, except share data and per share amounts)

The following is management's discussion and analysis of certain significant factors that have affected our financial condition and results of operations for the periods indicated below. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report on Form 10-K.

Safe Harbor Statement

This management's discussion and analysis of financial condition and results of operations, other sections of this annual report on Form 10-K and other reports and oral statements made by our representatives from time to time may contain forward-looking statements that are based on our assumptions, expectations and projections about Foster Wheeler AG and the various industries within which we operate. These include statements regarding our expectations about revenues (including as expressed by our backlog), our liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims, and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. We caution that a variety of factors, including but not limited to the factors described in Item 1A, "Risk Factors" and the following, could cause business conditions and our results to differ materially from what is contained in forward-looking statements:

- benefits, effects or results of our redomestication to Switzerland;
- benefits, effects or results of our strategic renewal initiative;
- further deterioration in global economic conditions;
- changes in investment by the oil and gas, oil refining, chemical/petrochemical and power generation industries;
- changes in the financial condition of our customers;
- changes in regulatory environments;
- changes in project design or schedules;
- contract cancellations;
- changes in our estimates of costs to complete projects;
- changes in trade, monetary and fiscal policies worldwide;
- compliance with laws and regulations relating to our global operations;
- currency fluctuations;
- war, terrorist attacks and/or natural disasters affecting facilities either owned by us or where equipment or services are or may be provided by us;
- interruptions to shipping lanes or other methods of transit;
- outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure;
- protection and validity of our patents and other intellectual property rights;
- increasing global competition;
- compliance with our debt covenants;
- recoverability of claims against our customers and others by us and claims by third parties against us; and
- changes in estimates used in our critical accounting policies.

Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

In addition, this management's discussion and analysis of financial condition and results of operations contains several statements regarding current and future general global economic conditions. These statements are based on our compilation of economic data and analyses from a variety of external sources. While we believe these statements to be reasonably accurate, global economic conditions are difficult to analyze and predict and are subject to significant uncertainty and as a result, these statements may prove to be wrong. The challenges and drivers for each of our business segments are discussed in more detail in the section entitled "— Results of Operations-Business Segments," within this Item 7.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed or furnished with the Securities and Exchange Commission, or SEC.

Overview

We operate through two business groups — the Global Engineering & Construction Group, which we refer to as our Global E&C Group, and our Global Power Group. In addition to these two business groups, we also report corporate center expenses, our captive insurance operation and expenses related to certain legacy liabilities, such as asbestos and other expenses, in the Corporate and Finance Group, which we refer to as our C&F Group.

We have been exploring, and intend to continue to explore, acquisitions within the engineering and construction industry to strategically complement or expand on our technical capabilities or access to new market segments. We are also exploring acquisitions within the power generation industry to complement the products our Global Power Group offers. Subsequent to the 2012 fiscal year-end of our U.S. operations, we acquired a U.S.-based firm that specializes in the management of construction and commissioning of pharmaceutical and biotech facilities, which will be included within our Global E&C Group. During 2012, we acquired a multi-discipline full service engineering, procurement, and construction management company located in North America, which is included within our Global E&C Group business segment. During 2011, we acquired a company based in Germany that designs, manufactures and installs equipment which utilizes circulating dry ash flue gas scrubbing technology for all types of steam generators in the power and industrial sectors, which is included within our Global Power Group business segment. There is no assurance that we will consummate any acquisitions in the future.

Summary Financial Results

Our summary financial results for 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Operating revenues [1]	$3,414,635	$4,480,729	$4,067,719
Contract profit [1]	577,318	541,455	598,786
Selling, general and administrative expenses [1]	334,617	309,996	303,330
Net income attributable to Foster Wheeler AG	$ 136,022	$ 162,383	$ 215,407
Earnings per share :			
Basic	$ 1.27	$ 1.35	$ 1.71
Diluted	$ 1.27	$ 1.35	$ 1.70
Cash and cash equivalents (at period end) [2]	$ 582,322	$ 718,049	$1,057,163
Net cash provided by operating activities [2]	$ 93,301	$ 185,746	$ 178,668

[1] Please refer to the section entitled "— Results of Operations" within this Item 7 for further discussion.

[2] Please refer to the section entitled "— Liquidity and Capital Resources" within this Item 7 for further discussion.

Net income attributable to Foster Wheeler AG decreased in 2012, compared to 2011, primarily driven by the pre-tax impacts of an increased asbestos-related provision of $20,600, increased sales pursuit costs of $18,500, as well as the unfavorable after-tax impacts of decreased equity earnings from our projects in Chile and Italy totaling $17,600 and the impact of a higher effective tax rate in 2012, compared to 2011. The decline was partially offset by the pre-tax impact of increased contract profit of $35,900, which was net of an impairment charge of $11,500 recognized in connection with our Camden, New Jersey waste-to-energy facility during 2012.

Net income attributable to Foster Wheeler AG decreased in 2011, compared to 2010, primarily driven by the pretax decrease in contract profit of $57,300, which included the unfavorable impact of the inclusion of a curtailment gain and a settlement fee earned that were both recognized in 2010. The decline also included the unfavorable impact of the inclusion of a gain of $21,900 recognized in 2010 from the payment by third parties of the remaining balance of our Camden, New Jersey waste-to-energy facility's project debt and the favorable impacts of $13,200 related to the inclusion of decreased equity earnings in 2010 for two projects in Italy that recorded impairment charges and the inclusion of a $4,000 gain related to the revaluation of a contingent consideration liability that was recognized during 2011.

Please refer to the discussion within the section entitled "— Results of Operations" within this Item 7.

Challenges and Drivers

Our primary operating focus continues to be booking quality new business and effectively and efficiently executing our contracts. The global markets in which we operate are largely dependent on overall economic conditions and global or regional economic growth rates and the resultant demand for oil and gas, electric power, petrochemicals and refined products. Both of our business groups have been impacted by unfavorable economic growth rates in most of their respective global markets during 2012. Additionally, there is potential downside risk to continued unfavorable global economic growth rates driven primarily by continued sovereign debt and bank funding pressures in the Eurozone, the speed at which governmental efforts directed at spending and debt reduction are being implemented, a slowdown in the economic growth rate in China and geopolitical oil supply risks, which could impact global economic growth through a significant rise in oil prices. If these risks materialize, both of our business groups could be impacted.

In the engineering and construction industry, we expect long-term demand to be strong for the end products produced by our clients, and we believe that this long-term demand will continue to stimulate investment by our clients in new, expanded and upgraded facilities. Our clients plan their investments based on long-term time horizons. We believe that global demand for energy, chemicals and pharmaceuticals will continue to grow over the long-term and that clients will continue to invest in new and upgraded capacity to meet that demand. Global markets in the engineering and construction industry have experienced intense competition among engineering and construction contractors and pricing pressure for contracts awarded. We have seen instances of protracted client bidding and contract award processes and clients releasing tranches of work on a piecemeal basis. However, we are seeing clients continuing to develop new projects and, after making final investment decisions, moving forward with previously planned projects. The challenges and drivers for our Global E&C Group are discussed in more detail in the section entitled "— Results of Operations-Business Segments-Global E&C Group-Overview of Segment," within this Item 7.

The demand for the products and services of our Global Power Group was negatively impacted during 2012 due to an increased level of timing delays related to project award dates. However, we believe opportunities will continue in the growth regions of Asia, the Middle East and South America driven by growing electricity demand. A number of constraining market factors continue to impact the markets that we serve. These factors include political and environmental sensitivity regarding coal-fired steam generators, particularly in the U.S. and Western Europe, as well as the outlook for continued lower natural gas pricing over the next three to five years, which has increased the attractiveness of natural gas, in relation to coal, for the generation of electricity. These factors may continue in the future. The challenges and drivers for our Global Power Group are discussed in more detail in the section entitled "— Results of Operations-Business Segments-Global Power Group-Overview of Segment," within this Item 7.

New Orders and Backlog of Unfilled Orders

The tables below summarize our new orders and backlog of unfilled orders by period:

	2012	2011	2010
New orders, measured in future revenues:			
Global E&C Group*	$2,860,400	$3,024,900	$2,902,100
Global Power Group	589,100	1,260,900	1,203,700
Total*	$3,449,500	$4,285,800	$4,105,800
* Balances include the following Global E&C Group flow-through revenues, as defined in the section entitled "— Results of Operations-Operating Revenues" within this Item 7:	$ 462,800	$ 1,577,700	$ 963,000

	As of December 31,	
	2012	2011
Backlog of unfilled orders, measured in future revenues	$3,648,000	$3,626,100
Backlog, measured in Foster Wheeler scope*	$2,950,200	$2,562,300
Global E&C Group man-hours in backlog (in thousands)	17,000	11,600

* As defined in the section entitled " — Backlog and New Orders" within this Item 7.

Please refer to the section entitled "— Backlog and New Orders" within this Item 7 for further detail.

Results of Operations

Operating Revenues

	2012	2011	2012 vs. 2011 $ Change	2012 vs. 2011 % Change	2010	2011 vs. 2010 $ Change	2011 vs. 2010 % Change
Global E&C Group	$2,419,327	$3,443,079	$(1,023,752)	(29.7)%	$3,346,050	$ 97,029	2.9%
Global Power Group	995,308	1,037,650	(42,342)	(4.1)%	721,669	315,981	43.8%
Total	$3,414,635	$4,480,729	$(1,066,094)	(23.8)%	$4,067,719	$413,010	10.2%

We operate through two business groups: our Global E&C Group and our Global Power Group. Please refer to the section entitled "— Business Segments," within this Item 7, for a discussion of the products and services of our business segments.

The composition of our operating revenues varies from period to period based on the portfolio of contracts in execution during any given period. Our operating revenues are further dependent upon the strength of the various geographic markets and industries we serve and our ability to address those markets and industries.

Our operating revenues by geographic region, based upon where our projects are being executed, for 2012, 2011 and 2010, were as follows:

	2012	2011	2012 vs. 2011 $ Change	2012 vs. 2011 % Change	2010	2011 vs. 2010 $ Change	2011 vs. 2010 % Change
Africa	$ 83,723	$ 158,599	$ (74,876)	(47.2)%	$ 156,576	$ 2,023	1.3%
Asia	794,808	835,973	(41,165)	(4.9)%	964,526	(128,553)	(13.3)%
Australasia*	265,349	1,175,048	(909,699)	(77.4)%	1,019,670	155,378	15.2%
Europe	859,843	918,197	(58,354)	(6.4)%	879,503	38,694	4.4%
Middle East	249,447	270,934	(21,487)	(7.9)%	212,627	58,307	27.4%
North America	795,929	769,901	26,028	3.4%	595,963	173,938	29.2%
South America	365,536	352,077	13,459	3.8%	238,854	113,223	47.4%
Total	$3,414,635	$4,480,729	$(1,066,094)	(23.8)%	$4,067,719	$ 413,010	10.2%

* Australasia primarily represents Australia, New Zealand and the Pacific Islands.

2012 vs. 2011

Our operating revenues decreased in 2012, compared to 2011, primarily as a result of decreased flow-through revenues of $1,014,600, as described below. Excluding the impact of the change in flow-through revenues and currency fluctuations, our operating revenues increased 1% in 2012, compared to 2011. The increase in operating revenues, excluding flow-through revenues and currency fluctuations, during 2012 was the result of increased operating revenues in our Global E&C Group, partially offset by decreased operating revenues in our Global Power Group.

Flow-through revenues and costs result when we purchase materials, equipment or third-party services on behalf of our customer on a reimbursable basis with no profit on the materials, equipment or third-party services and where we have the overall responsibility as the contractor for the engineering specifications and procurement or procurement services for the materials, equipment or third-party services included in flow-through costs. Flow-through revenues and costs do not impact contract profit or net earnings.

2011 vs. 2010

Our operating revenues increased in 2011, compared to 2010, which includes increased flow-through revenues of $186,400. Excluding the impact of the change in flow-through revenues and currency fluctuations, our operating revenues increased 6% in 2011, compared to 2010. The increase in operating revenues, excluding flow-through revenues and currency fluctuations, during 2011 was the result of significantly increased operating revenues in our Global Power Group, partially offset by decreased operating revenues in our Global E&C Group.

Please refer to the section entitled "— Business Segments," within this Item 7, for further discussion related to operating revenues and our view of the market outlook for both of our operating groups.

Contract Profit

	2012	2011	2010
Amount	$577,318	$541,455	$598,786
$ Change	35,863	(57,331)	
% Change	6.6%	(9.6)%	

Contract profit is computed as operating revenues less cost of operating revenues. "Flow-through" amounts are recorded both as operating revenues and cost of operating revenues with no contract profit. Contract profit margins are computed as contract profit divided by operating revenues. Flow-through revenues reduce the contract profit margin as they are included in operating revenues without any corresponding impact on contract profit. As a result, we analyze our contract profit margins excluding the impact of flow-through revenues as we believe that this is a more accurate measure of our operating performance.

2012 vs. 2011

Contract profit increased during 2012, compared to 2011. The increase was the result of increased contract profit by both our Global E&C Group and our Global Power Group. Additionally, the increase in contract profit is net of an impairment charge of $11,500 recognized during 2012 in connection with our Global Power Group's Camden, New Jersey waste-to-energy facility.

2011 vs. 2010

Contract profit declined during 2011, compared to 2010. The decline was the net result of decreased contract profit by our Global E&C Group and the unfavorable impact of the inclusion of a curtailment gain of $20,100 related to our U.K. pension plan and a settlement fee earned of $11,800 which were both recognized by our Global E&C Group in 2010, partially offset by increased contract profit in our Global Power Group.

Please refer to the section entitled "— Business Segments," within this Item 7, for further information related to contract profit and contract profit margins for both of our operating groups.

Selling, General and Administrative (SG&A) Expenses

	2012	2011	2010
Amount	$334,617	$309,996	$303,330
$ Change	24,621	6,666	
% Change	7.9%	2.2%	

SG&A expenses include the costs associated with general management, sales pursuit, including proposal expenses, and research and development costs.

2012 vs. 2011

SG&A expenses increased in 2012, compared to 2011, primarily as a result of increased sales pursuit costs of $18,500, increased general overhead costs of $3,800 and a charge of $1,900 incurred in 2012 to recognize accelerated depreciation expense on our executive offices in Geneva, Switzerland in connection with the decision to relocate our principal executive offices to one of our existing facilities in Reading, United Kingdom.

2011 vs. 2010

SG&A expenses increased in 2011, compared to 2010, primarily as a result of increased sales pursuit costs of $14,700 and general overhead costs of $4,800, partially offset by increased expenses in 2010 related to the relocation of our principal executive offices to Geneva, Switzerland of $8,000 and a decreased charge for severance-related postemployment benefits of $6,000 in 2011, compared to 2010. Our 2011 SG&A expenses included a severance-related postemployment benefits charge of $1,100, which included charges in our Global E&C Group and our C&F Group of $600 and $500, respectively. Our 2010 SG&A expenses included a severance-related postemployment benefits charge of $7,100 in our C&F Group.

Other Income, net

	2012	2011	2010
Amount	$ 37,683	$51,607	$60,444
$ Change	(13,924)	(8,837)	
% Change	(27.0)%	(14.6)%	

2012

Other income, net in 2012 consisted primarily of equity earnings of $23,000 generated from our investments, primarily from our ownership interests in build, own and operate projects in Chile and Italy. Our 2012 equity earnings from our Global Power Group's project in Chile and our Global E&C Group's projects in Italy were $20,300 and $2,700, respectively. Additionally, we recognized governmental economic subsidies and other non-income-based tax credits of $5,200.

Other income, net decreased in 2012, compared to 2011, primarily driven by decreased equity earnings in our Global Power Group's project in Chile of $10,600, decreased equity earnings in our Global E&C Group's projects in Italy of $7,000 and the unfavorable impact of the inclusion of a $4,000 gain in 2011 related to the revaluation of a contingent consideration liability, partially offset by increased governmental economic subsidies and other non-income-based tax credits of $3,700 and the impact related to the favorable settlement of our claim with a client on a legacy project of $2,000.

2011

Other income, net in 2011 consisted primarily of equity earnings of $40,100 generated from our investments, primarily from our ownership interests in build, own and operate projects in Chile and Italy. Our 2011 equity earnings from our Global Power Group's project in Chile and our Global E&C Group's projects in Italy were $30,900 and $9,700, respectively. Additionally, we recognized a $4,000 gain in 2011 related to the revaluation of a contingent consideration liability.

Other income, net decreased in 2011, compared to 2010, primarily driven by the unfavorable impact of the inclusion of a $21,900 gain recognized in 2010 from the payment by third parties of the remaining balance of our Camden, New Jersey waste-to-energy facility's project debt and decreased value-added tax refunds and other non-income-based tax credits of $3,400, partially offset by increased equity earnings in our Global Power Group's project in Chile of $10,200, increased equity earnings in our Global E&C Group's investments of $5,900, which includes the favorable impact of the inclusion of decreased equity earnings in 2010 of $13,200 related to impairment charges recognized by two of our Global E&C Group's projects in Italy, and a $4,000 gain in 2011 related to the revaluation of a contingent consideration liability in our Global E&C Group.

2010

Other income, net in 2010 consisted primarily of equity earnings of $24,000 generated from our investments, primarily from our ownership interests in build, own and operate projects in Italy and Chile, and a $21,900 gain recognized from the payment of the remaining balance of our Camden, New Jersey waste-to-energy facility's project debt by the Pollution Control Finance Authority of Camden County, or PCFA, and the State of New Jersey.

For further information related to our equity earnings, please refer to the sections within this Item 7 entitled "— Business Segments-Global Power Group" for our Global Power Group's project in Chile and "— Business Segments-Global E&C Group" for our Global E&C Group's projects in Italy, as well as Note 5 to the consolidated financial statements included in this annual report on Form 10-K.

Other Deductions, net

	2012	2011	2010
Amount	$34,726	$43,969	$41,221
$ Change	(9,243)	2,748	
% Change	(21.0)%	6.7%	

Other deductions, net includes various items, such as legal fees, consulting fees, bank fees, net penalties on unrecognized tax benefits and the impact of net foreign exchange transactions within the period. Net foreign exchange transactions include the net amount of transaction losses and gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency of our subsidiaries. Net foreign exchange transaction gains and losses during 2012, 2011 and 2010 were primarily driven by exchange rate fluctuations on cash balances held by certain of our subsidiaries that were denominated in a currency other than the functional currency of those subsidiaries.

2012

Other deductions, net in 2012 consisted primarily of legal fees of $16,100, bank fees of $4,800, net penalties on unrecognized tax benefits of $3,700, which were net of previously accrued tax penalties that were ultimately not assessed, a provision for environmental remediation costs of $2,200 and consulting fees of $1,000.

2011

Other deductions, net in 2011 consisted primarily of legal fees of $17,800, consulting fees of $12,000, net penalties on unrecognized tax benefits of $4,000, which were net of previously accrued tax penalties that were ultimately not assessed, and bank fees of $3,500, partially offset by a net foreign exchange transaction gain of $1,100.

2010

Other deductions, net in 2010 consisted primarily of legal fees of $17,800, net foreign exchange transaction losses of $5,800, consulting fees of $4,700, bank fees of $4,300, net penalties on unrecognized tax benefits of $1,700, which were net of previously accrued tax penalties that were ultimately not assessed, and a charge for unamortized fees and expenses related to the amendment and restatement of our October 2006 U.S. senior secured credit agreement in July 2010 of $1,600.

Interest Income

	2012	2011	2010
Amount	$10,807	$18,922	$11,581
$ Change	(8,115)	7,341	
% Change	(42.9)%	63.4%	

2012 vs. 2011

The decrease in interest income in 2012, compared to 2011, was primarily a result of lower average cash and cash equivalents balances and, to a lesser extent, lower investment yields on cash and cash equivalents balances and unfavorable foreign currency fluctuations.

2011 vs. 2010

The increase in interest income in 2011, compared to 2010, was primarily a result of higher investment yields on cash and cash equivalents balances and, to a lesser extent, higher average cash and cash equivalents balances and favorable foreign currency fluctuations.

Interest Expense

	2012	2011	2010
Amount	$13,797	$12,876	$15,610
$ Change	921	(2,734)	
% Change	7.2%	(17.5)%	

2012 vs. 2011

The increase in interest expense in 2012, compared to 2011, was primarily the net result of increased interest expense on unrecognized tax benefits of $2,900, net of previously accrued interest which was ultimately not assessed, partially offset by the favorable impact from decreased average borrowings.

2011 vs. 2010

Interest expense decreased in 2011, compared to 2010, primarily as a result of the favorable impact from decreased average borrowings.

Net Asbestos-Related Provision

	2012	2011	2010
Amount	$30,505	$9,901	$5,410
$ Change	20,604	4,491	
% Change	208.1%	83.0%	

2012 vs. 2011

Net asbestos-related provision increased in 2012, compared to 2011, which was the result of the unfavorable impact of an increase in our U.S. net asbestos-related provision of $12,100 related to the revaluation of our asbestos liability for increased asbestos defense costs projected over our 15-year estimate, the unfavorable impact of the inclusion of a gain on the settlement of coverage litigation with certain U.S. asbestos insurance carriers of $6,100 recognized during 2011 and the unfavorable impact related to the revaluation of our U.K. asbestos-related asset of $2,400.

2011 vs. 2010

Net asbestos-related provision increased in 2011, compared to 2010, which was the net result of a decreased gain on the settlement of coverage litigation with certain U.S. asbestos insurance carriers in 2011, compared to 2010, of $7,900, partially offset by a decreased provision related to the revaluation of our U.S. asbestos liability of $3,400. Our 2011 and 2010 provisions included charges to increase our U.S. asbestos liability for increased asbestos defense costs projected over our 15-year estimate.

Please refer to Note 16 to the consolidated financial statements included in this annual report on Form 10-K for more information.

Provision for Income Taxes

	2012	2011	2010
Amount	$62,267	$ 58,514	$74,531
$ Change	3,753	(16,017)	
% Change	6.4%	(21.5)%	
Effective Tax Rate	29.3%	24.9%	24.4%

Although we are a Swiss corporation, we are listed on a U.S. exchange; therefore, we reconcile our effective tax rate to the U.S. federal statutory rate of 35% to facilitate meaningful comparison with peer companies in the U.S. capital markets. Our effective tax rate can fluctuate significantly from period to period and may differ considerably from the U.S. federal statutory rate as a result of (i) income taxed in various non-U.S. jurisdictions with rates different from the U.S. statutory rate, (ii) our inability to recognize a tax benefit for losses generated by certain unprofitable operations, and (iii) the varying mix of income earned in the jurisdictions in which we operate. In addition, our deferred tax assets are reduced by a valuation allowance when, based upon available evidence, it is more likely than not that the tax benefit of loss carryforwards (or other deferred tax assets) will not be realized in the future. In periods when operating units subject to a valuation allowance generate pretax earnings, the corresponding reduction in the valuation allowance favorably impacts our effective tax rate. Conversely, in periods when operating units subject to a valuation allowance generate pretax losses, the corresponding increase in the valuation allowance has an unfavorable impact on our effective tax rate.

2012

Our effective tax rate for 2012 was lower than the U.S. statutory rate of 35% due principally to the net impact of the following:

- Income earned in non-U.S. tax jurisdictions which contributed to an approximate 10-percentage point reduction in our effective tax rate, primarily because of tax rates lower than the U.S. statutory rate, as well as additional impacts from equity income of joint ventures, tax incentives and credits, and other items;
- A valuation allowance increase because we are unable to recognize a tax benefit for losses subject to a valuation allowance in certain jurisdictions (primarily in the U.S.), which contributed to an approximate seven-percentage point increase in our effective tax rate; and
- A valuation allowance decrease in a jurisdiction previously subject to a full valuation allowance due to improved expectations about future operating performance as result of business acquisition and organic growth prospects, which contributed to an approximate three-percentage point reduction in our effective tax rate.

2011

Our effective tax rate for 2011 was lower than the U.S. statutory rate of 35% due principally to the net impact of the following:

- Income earned in non-U.S. tax jurisdictions which contributed to an approximate 17.5-percentage point reduction in our effective tax rate, primarily because of tax rates lower than the U.S. statutory rate, as well as additional impacts from equity income of joint ventures, tax incentives and credits, and other items; and
- A valuation allowance increase because we are unable to recognize a tax benefit for losses subject to a valuation allowance in certain jurisdictions (primarily in the U.S.), which contributed to an approximate six-percentage point increase in our effective tax rate.

2010

Our effective tax rate for 2010 was lower than the U.S. statutory rate of 35% due principally to the net impact of the following:

- Income earned in non-U.S. tax jurisdictions which contributed to an approximate 17-percentage point reduction in our effective tax rate, primarily because of tax rates lower than the U.S. statutory rate, as well as additional impacts from equity income of joint ventures, tax incentives and credits and other items; and
- Total changes in our valuation allowance contributed to an approximate five-percentage point increase in our effective tax rate as a result of the net impact of a valuation allowance increase because we are unable to recognize a tax benefit for losses subject to valuation allowance in certain jurisdictions (primarily in the U.S.), and a reversal of valuation allowance on deferred tax assets in a non-U.S. jurisdiction.

We monitor the jurisdictions for which valuation allowances against deferred tax assets were established in previous years, and we evaluate, on a quarterly basis, the need for the valuation allowances against deferred tax assets in those jurisdictions. Such evaluation includes a review of all available evidence, both positive and negative, in determining whether a valuation allowance is necessary.

For statutory purposes, the majority of the U.S. federal tax benefits, against which valuation allowances have been established, do not expire until 2026 and beyond, based on current tax laws.

Net Income Attributable to Noncontrolling Interests

	2012	2011	2010
Amount	$13,874	$14,345	$15,302
$ Change	(471)	(957)	
% Change	(3.3)%	(6.3)%	

Net income attributable to noncontrolling interests represents third-party ownership interests in the net income of our Global Power Group's Martinez, California gas-fired cogeneration subsidiary and our manufacturing subsidiaries in Poland and the People's Republic of China, as well as our Global E&C Group's subsidiaries in Malaysia and South Africa. The change in net income attributable to noncontrolling interests is based upon changes in the net income of these subsidiaries and/or changes in the noncontrolling interests' ownership interest in the subsidiaries.

2012 vs. 2011

Net income attributable to noncontrolling interests was relatively unchanged in 2012, compared to 2011, which was primarily the net result of decreased net income from our operations in South Africa, partially offset by increased net income from our operations in China and Poland.

2011 vs. 2010

Net income attributable to noncontrolling interests decreased in 2011, compared to 2010, which was the net result of decreases in net income from our operations in the People's Republic of China, Poland and South Africa, partially offset by an increase in net income from our operations in Martinez, California.

EBITDA

EBITDA, as discussed and defined below, is the primary measure of operating performance used by our chief operating decision maker.

In addition to our two business groups, which also represent operating segments for financial reporting purposes, we report the financial results associated with the management of entities which are not managed by one of our two business groups, which include corporate center expenses, our captive insurance operation and expenses related to certain legacy liabilities, such as asbestos, in the Corporate and Finance Group, or C&F Group, which also represents an operating segment for financial reporting purposes.

	2012	2011	2010
Amount	$278,617	$283,229	$359,703
$ Change	(4,612)	(76,474)	
% Change	(1.6)%	(21.3)%	

2012 vs. 2011

EBITDA was relatively unchanged in 2012, compared to 2011, which was primarily the net result of an increased asbestos-related provision of $20,600, increased sales pursuit costs of $18,500 and decreased equity earnings from our projects in Chile and Italy totaling $17,600, partially offset by increased contract profit of $47,400, which does not reflect the impact of an impairment charge of $11,500 recognized in connection with our Camden, New Jersey waste-to-energy facility, increased governmental economic subsidies and other non-income-based tax credits of $3,700 and the impact related to the favorable settlement of our claim with a client on a legacy project of $2,000. The impairment charge recognized during 2012 in connection with our Camden, New Jersey waste-to-energy facility was recorded as depreciation expense, within cost of operating revenues on our consolidated statement of operations, and therefore is not reflected in EBITDA. Please refer to Note 4 to the consolidated financial statements included in this annual report on Form 10-K for further information.

2011 vs. 2010

EBITDA decreased in 2011, compared to 2010, primarily driven by decreased contract profit of $57,300, which was the net result of decreased contract profit by our Global E&C Group, partially offset by increased contract profit by our Global Power Group. The decrease in contract profit also included the unfavorable impact of the inclusion of a curtailment gain and a settlement fee earned that were both recognized by our Global E&C Group in 2010. The decline in EBITDA also included the unfavorable impact of the inclusion of a gain recognized by our Global Power Group in 2010 from the payment by third parties of the remaining balance of our Camden, New Jersey waste-to-energy facility's project debt and the favorable impact of the inclusion of decreased equity earnings in 2010 for two of our Global E&C Group projects in Italy that recorded impairment charges.

Please refer to the preceding discussion of each of these items within this "— Results of Operations" section and the individual segment explanations below.

EBITDA is a supplemental financial measure not defined in generally accepted accounting principles, or GAAP. We define EBITDA as income attributable to Foster Wheeler AG before interest expense, income taxes, depreciation and amortization. We have presented EBITDA because we believe it is an important supplemental measure of operating performance. Certain covenants under our senior unsecured credit agreement use an adjusted form of EBITDA such that in the covenant calculations the EBITDA as presented herein is adjusted for certain unusual and infrequent items specifically excluded in the terms of our senior unsecured credit agreement. We believe that the line item on the consolidated statement of operations entitled "net income attributable to Foster Wheeler AG" is the most directly comparable GAAP financial measure to EBITDA. Since EBITDA is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net income attributable to Foster Wheeler AG as an indicator of operating performance or any other GAAP financial measure. EBITDA, as calculated by us, may not be comparable to similarly titled measures employed by other companies. In addition, this measure does not necessarily represent funds available for discretionary use and is not necessarily a measure of our ability to fund our cash needs. As EBITDA excludes certain financial information that is included in net income attributable to Foster Wheeler AG, users of this financial information should consider the type of events and transactions that are excluded. Our non-GAAP performance measure, EBITDA, has certain material limitations as follows:

- It does not include interest expense. Because we have borrowed money to finance some of our operations, interest is a necessary and ongoing part of our costs and has assisted us in generating revenue. Therefore, any measure that excludes interest expense has material limitations;
- It does not include taxes. Because the payment of taxes is a necessary and ongoing part of our operations, any measure that excludes taxes has material limitations; and
- It does not include depreciation and amortization. Because we must utilize property, plant and equipment and intangible assets in order to generate revenues in our operations, depreciation and amortization are necessary and ongoing costs of our operations. Therefore, any measure that excludes depreciation and amortization has material limitations.

A reconciliation of EBITDA to net income attributable to Foster Wheeler AG is shown below:

	2012	2011	2010
EBITDA			
Global E&C Group	$ 192,208	$ 210,541	$ 296,240
Global Power Group	207,862	184,467	163,825
C&F Group*	(121,453)	(111,779)	(100,362)
Total	278,617	283,229	359,703
Less: Interest expense	13,797	12,876	15,610
Less: Depreciation and amortization**	66,531	49,456	54,155
Less: Provision for income taxes	62,267	58,514	74,531
Net income attributable to Foster Wheeler AG	$ 136,022	$ 162,383	$ 215,407

* Includes general corporate income and expense, our captive insurance operation and the elimination of transactions and balances related to intercompany interest.

** Depreciation expense for 2012 included an impairment charge of $11,500 recognized in connection with our Camden, New Jersey waste-to-energy facility within our Global Power Group business segment. Please refer to Note 4 to the consolidated financial statements included in this annual report on Form 10-K for further information.

EBITDA in the above table includes the following:

	2012	2011	2010
Net increase in contract profit from the regular revaluation of final estimated contract profit revisions: [1]			
Global E&C Group[2]	$ 7,700	$13,200	$32,700
Global Power Group[2]	58,300	22,000	24,100
Total[2]	$66,000	$35,200	$56,800
Net asbestos-related provisions:[3]			
Global E&C Group	$ 2,400	$ —	$ —
C&F Group	28,100	9,900	5,400
Total	$30,500	$ 9,900	$ 5,400
Pension plan curtailment gain in our Global E&C Group[4]	$ —	$ —	$20,100
Net gain on settlement fee received in our Global E&C Group[5]	$ —	$ —	$ 9,800
Charges for severance-related postemployment benefits:			
Global E&C Group	$ 2,300	$ 2,200	$ 3,700
Global Power Group	3,700	—	—
C&F Group	200	500	7,100
Total	$ 6,200	$ 2,700	$10,800

(1) Please refer to "Revenue Recognition on Long-Term Contracts" in Note 1 to the consolidated financial statements included in this annual report on Form 10-K for further information regarding changes in our final estimated contract profit.

(2) The changes in final estimated contract profit revisions for our Global Power Group were increased during 2012 for a favorable claim settlement with a legacy project subcontractor of approximately $6,900 recognized in the first quarter of 2012. The changes in final estimated contract profit revisions during 2011 included the impact of two out-of-period corrections for reductions of final estimated profit totaling $7,800, which included final estimated profit reductions in our Global E&C Group and our Global Power Group of $3,200 and $4,600, respectively. The corrections were recorded in 2011 as they were not material to previously issued financial statements, nor were they material to the 2011 financial statements.

(3) Please refer to Note 16 to the consolidated financial statements included in this annual report on Form 10-K for further information regarding the revaluation of our asbestos liability and related asset.

(4) Curtailment gain on the closure of the U.K. pension plan for the future defined benefit accrual in our Global E&C Group.

(5) Settlement fee received, net of charges incurred, due to a client's decision not to proceed with a prospective power project under development in Italy within our Global E&C Group.

The accounting policies of our business segments are the same as those described in our summary of significant accounting policies. The only significant intersegment transactions relate to interest on intercompany balances. We account for interest on those arrangements as if they were third-party transactions — i.e., at current market rates, and we include the elimination of that activity in the results of the C&F Group.

Business Segments

Global E&C Group

	2012	2011	2012 vs. 2011 $ Change	2012 vs. 2011 % Change	2010	2011 vs. 2010 $ Change	2011 vs. 2010 % Change
Operating Revenues	$2,419,327	$3,443,079	$(1,023,752)	(29.7)%	$3,346,050	$ 97,029	2.9%
EBITDA	$ 192,208	$ 210,541	$ (18,333)	(8.7)%	$ 296,240	$(85,699)	(28.9)%

Results

Our Global E&C Group's operating revenues by geographic region, based upon where our projects are being executed, for 2012, 2011, and 2010, were as follows:

	2012	2011	2012 vs. 2011 $ Change	2012 vs. 2011 % Change	2010	2011 vs. 2010 $ Change	2011 vs. 2010 % Change
Africa	$ 81,222	$ 155,207	$ (73,985)	(47.7)%	$ 156,543	$ (1,336)	(0.9)%
Asia	393,475	550,425	(156,950)	(28.5)%	813,212	(262,787)	(32.3)%
Australasia*	265,006	1,175,042	(910,036)	(77.4)%	1,019,668	155,374	15.2%
Europe	559,051	474,116	84,935	17.9%	603,862	(129,746)	(21.5)%
Middle East	235,509	235,977	(468)	(0.2)%	194,906	41,071	21.1%
North America	552,311	528,923	23,388	4.4%	372,223	156,700	42.1%
South America	332,753	323,389	9,364	2.9%	185,636	137,753	74.2%
Total	$2,419,327	$3,443,079	$(1,023,752)	(29.7)%	$3,346,050	$ 97,029	2.9%

* Australasia primarily represents Australia, New Zealand and the Pacific Islands.

Please refer to the section entitled, "— Overview of Segment" below for our view of the market outlook for our Global E&C Group.

2012 vs. 2011

Our Global E&C Group experienced a decrease in operating revenues of 30% in 2012, compared to 2011. The decrease was primarily driven by decreased flow-through revenues of $1,015,000. Excluding flow-through revenues and foreign currency fluctuations, our Global E&C Group's operating revenues increased 2% in 2012, compared to 2011.

Our Global E&C Group's EBITDA decreased in 2012, compared to 2011, primarily driven by the unfavorable impact of increased sales pursuit costs of $14,200, resulting from increased new proposal activity, decreased equity earnings from our Global E&C Group's projects in Italy of $7,000, the unfavorable impact of increased general overhead costs of $6,100, the unfavorable impact of the inclusion of a $4,000 gain related to the revaluation of a contingent consideration liability that was recognized during 2011 and the unfavorable impact of the inclusion of a $1,500 charge during 2012 related to the write-off of capitalized costs for a wind farm development project in Italy that, due to new legislation, was no longer an economically viable project. These unfavorable impacts were partially offset by increased contract profit of $16,900. The increase in contract profit primarily resulted from increased contract profit margins and, to a lesser extent, increased volume of operating revenues, excluding flow-through revenues. Our equity earnings during 2012, compared to 2011, were unfavorably impacted by the results of one of our projects in Italy that recorded a charge to establish a reserve against its receivable balance for emission rights earned prior to 2012 and decreased earnings as a result of an extended facility maintenance shutdown during 2012.

2011 vs. 2010

Our Global E&C Group experienced an increase in operating revenues of 3% in 2011, compared to 2010. The increase was primarily driven by increased flow-through revenues of $187,800. The change in operating revenues also included the unfavorable impact of the inclusion of a settlement fee earned of $11,800 that our Global E&C Group recognized in 2010, as noted below. Excluding flow-through revenues, foreign currency fluctuations and the settlement fee recognized in 2010, our Global E&C Group's operating revenues decreased 8% in 2011, compared to 2010.

Our Global E&C Group's EBITDA decreased in 2011, compared to 2010, primarily driven by decreased contract profit of $61,400, excluding the impact of a curtailment gain and a settlement fee earned that were both recognized in 2010. The decrease in contract profit primarily resulted from decreased contract profit margins and decreased volume of operating revenues, excluding flow-through revenues. The EBITDA decline also included unfavorable impacts for the inclusion of a $20,100 curtailment gain related to the 2010 future benefit accrual closure in our U.K. defined benefit pension plan and a $9,800 settlement fee recognized in 2010, as described below. EBITDA was further negatively impacted by increased sales pursuit costs in 2011, compared to 2010, of $10,800, driven by increased new proposal activity. The decline in EBITDA was partially offset by increased equity earnings in our Global E&C Group's investments of $5,900, as 2010 equity earnings included impairment charges of $13,200 recognized by two of our Global E&C Group's projects in Italy.

Equity Interest Investment Impairment Charges

During 2010, two of our equity interest investments in electric power generation projects in Italy, Centro Energia Teverola S.p.A., or CET, and Centro Energia Ferrara S.p.A., or CEF, terminated long-term incentivized power off-take agreements that they had in place with the Authority for Energy. In light of the termination of the power off-take agreements, we and our respective partners at CET and CEF reviewed the economic viability of each plant. As a result, a decision was made to shut down the CET plant effective January 1, 2011. Following the termination of the power off-take agreement, we and our partner in CEF decided to continue to operate the CEF plant at least temporarily on a merchant basis while we considered a possible future sale of the plant. As a result of the foregoing operating decisions, CET and CEF recorded impairment charges during the fourth quarter of 2010 to write down their fixed assets to fair value in their financial statements. Additionally, during the fourth quarter of 2010, our investments in CET and CEF were reduced by equity losses based on CET's and CEF's 2010 financial results, inclusive of the respective impairment charges. As a result of the foregoing, the carrying value of our CET and CEF investments approximated fair value at December 31, 2010.

We and our partner in CEF have concluded that we will continue to operate the plant while continuing to consider the long-term economic viability of the plant or potential disposal options.

Our equity earnings from our CET and CEF investments during 2011 were insignificant. Our equity loss from our CET and CEF investments during 2010 totaled $8,200, inclusive of the 2010 impairment charges totaling $13,200.

Please refer to Note 5 to the consolidated financial statements included in this annual report on Form 10-K for more information.

2010 Settlement Fee

During 2010, we received a settlement fee of $11,800, which was included in operating revenues, due to a client's decision not to proceed with a power plant development project and the related prospective engineering, procurement and construction contract. We incurred $2,000 of costs related to this project, which included the write-off of capitalized costs in our project company and development costs. These items contributed to a net favorable impact to EBITDA in 2010 of approximately $9,800.

Overview of Segment

Our Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the metals and mining sector. Our Global E&C Group is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels. Additionally, our Global E&C Group is also involved in the development, engineering, construction, ownership and operation of power generation facilities, from conventional and renewable sources, and of waste-to-energy facilities.

Our Global E&C Group provides the following services:

- Design, engineering, project management, construction and construction management services, including the procurement of equipment, materials and services from third-party suppliers and contractors.
- Environmental remediation services, together with related technical, engineering, design and regulatory services.
- Design and supply of direct-fired furnaces, including fired heaters and waste heat recovery generators, used in a range of refinery, chemical, petrochemical, oil and gas processes, including furnaces used in our proprietary delayed coking and hydrogen production technologies.

Our Global E&C Group owns one of the leading technologies (SYDEC^{SM} delayed coking) used in refinery residue upgrading, in addition to other refinery residue upgrading technologies (solvent deasphalting and visbreaking), and a hydrogen production process used in oil refineries and petrochemical plants. We own a proprietary sulfur recovery technology which is used to treat gas streams containing hydrogen sulfide for the purpose of reducing the sulfur content of fuel products and to recover a saleable sulfur by-product. We also own a thermal treatment technology, based on a proprietary slagging rotary kiln, for the processing of hazardous and toxic waste streams. Additionally, our Global E&C Group has experience with, and is able to work with, a wide range of processes owned by others.

Our Global E&C Group generates revenues from design, engineering, procurement, construction and project management activities pursuant to contracts spanning up to approximately four years in duration and generates equity earnings from returns on its noncontrolling interest investments in various power production facilities.

In the engineering and construction industry, we expect long-term demand to be strong for the end products produced by our clients, and we believe that this long-term demand will continue to stimulate investment by our clients in new, expanded and upgraded facilities. Our clients plan their investments based on long-term time horizons. We believe that global demand for energy, chemicals and pharmaceuticals will continue to grow over the long-term and that clients will continue to invest in new and upgraded capacity to meet that demand.

Our Global E&C Group has been impacted by unfavorable economic growth rates in most of its markets during 2012. As a result, the global markets in the engineering and construction industry have experienced intense competition among engineering and construction contractors and pricing pressure for contracts awarded. We have seen instances of protracted client bidding and contract award processes and clients releasing tranches of work on a piecemeal basis. The engineering and construction industry may be further impacted by potential downside risk to global economic growth driven primarily by continued sovereign debt and bank funding pressures in the Eurozone, the speed at which governmental efforts directed at spending and debt reduction are being implemented, a slowdown in the economic growth rate in China and geopolitical oil supply risks, which could impact global economic growth through a significant rise in oil prices. If these risks materialize, our Global E&C Group could be impacted. However, we are seeing clients continuing to develop new projects and, after making final investment decisions, moving forward with previously planned projects.

We have continued to be successful in booking contracts of varying types and sizes in our key end markets, including a project management consultancy contract for a large clean fuels project in Kuwait, a front-end engineering design, or FEED, and an engineering procurement and construction management, or EPCm, contract for a cogeneration facility in Asia, EPCm contracts for a cogeneration facility, a lubricants facility expansion and two new chemical facilities in Asia, a FEED contract for an oil sands project in Canada, a FEED/EPCm contract for a refinery project in Eastern Europe, a design and supply contract for a delayed coker heater in the Middle East, and a contract for two basic engineering packages for cokers in South America.

We believe our success in this regard is a reflection of our technical expertise, our project execution performance, our long-term relationships with clients, our safety performance, and our selective approach in pursuit of new prospects where we believe we have significant differentiators.

Global Power Group

	2012	2011	2012 vs. 2011		2010	2011 vs. 2010	
			$ Change	% Change		$ Change	% Change
Operating Revenues	$995,308	$1,037,650	$(42,342)	(4.1)%	$721,669	$315,981	43.8%
EBITDA	$207,862	$ 184,467	$ 23,395	12.7%	$163,825	$ 20,642	12.6%

Results

Our Global Power Group's operating revenues by geographic region, based upon where our projects are being executed, for 2012, 2011, and 2010, were as follows:

	2012	2011	2012 vs. 2011		2010	2011 vs. 2010	
			$ Change	% Change		$ Change	% Change
Africa	$ 2,501	$ 3,392	$ (891)	(26.3)%	$ 33	$ 3,359	N/M
Asia	401,333	285,548	115,785	40.5%	151,314	134,234	88.7%
Australasia*	343	6	337	N/M	2	4	200.0%
Europe	300,792	444,081	(143,289)	(32.3)%	275,641	168,440	61.1%
Middle East	13,938	34,957	(21,019)	(60.1)%	17,721	17,236	97.3%
North America	243,618	240,978	2,640	1.1%	223,740	17,238	7.7%
South America	32,783	28,688	4,095	14.3%	53,218	(24,530)	(46.1)%
Total	$995,308	$1,037,650	$ (42,342)	(4.1)%	$721,669	$315,981	43.8%

* Australasia primarily represents Australia, New Zealand and the Pacific Islands.
N/M Not meaningful.

Please refer to the section entitled, "— Overview of Segment" below for our view of the market outlook for our Global Power Group.

2012 vs. 2011

Our Global Power Group experienced a decrease in operating revenues in 2012, compared to 2011, of 4%. The decrease was primarily driven by decreased volume of business and the unfavorable impact of foreign currency fluctuations. Excluding foreign currency fluctuations, our Global Power Group's operating revenues decreased 1% in 2012, compared to 2011.

Our Global Power Group's EBITDA increased in 2012, compared to 2011, primarily driven by increased contract profit of $30,700, excluding an impairment charge of $11,500 recognized in 2012 as discussed below. The increase in contract profit primarily resulted from increased contract profit margins, partially offset by decreased volume of operating revenues. Additionally, the increase in contract profit included the favorable impact of a settlement with a subcontractor of approximately $6,900 during 2012 and the favorable impact of the inclusion of an out-of-period correction recorded in 2011 for a reduction of final estimated profit of approximately $4,600, both of which are discussed in the preceding section within this Item 7 entitled "—Results of Operations-EBITDA". The increase in EBITDA also included the unfavorable impact of decreased equity earnings from our Global Power Group's project in Chile of $10,600 and the favorable impact related to decreased legal fees of $5,200. Please see below for further discussion regarding our Global Power Group's project in Chile.

2011 vs. 2010

Our Global Power Group experienced a significant increase in operating revenues in 2011, compared to 2010. The increase was primarily driven by an increased volume of business, with an additional favorable impact from foreign currency fluctuations. Excluding foreign currency fluctuations, our Global Power Group's operating revenues increased 40% in 2011, compared to 2010.

Our Global Power Group's EBITDA increased in 2011, compared to 2010, primarily driven by increased contract profit of $35,600. The increase in contract profit primarily resulted from the increased volume of operating revenues, partially offset by decreased contract profit margins, including the impact of an out-of-period correction recorded in 2011 for a reduction of final estimated profit of approximately $4,600 which is discussed in this Item 7, "— Results of Operations-EBITDA." EBITDA in 2011 also benefited from increased equity earnings in our Global Power Group's project in Chile of $10,200. The increase in EBITDA was net of the unfavorable impact of the inclusion of a gain of $21,900 recognized in 2010 from the payment by third parties of the remaining balance of our Camden, New Jersey waste-to-energy facility's project debt.

Waste-to-Energy Facility 2012 Impairment Charge

During the fourth quarter of 2012, we recorded an impairment charge of $11,500 in connection with our Camden, New Jersey waste-to-energy facility within our Global Power Group business segment. The impairment charge was recorded as depreciation expense, within cost of operating revenues on our consolidated statement of operations, and therefore is not reflected in EBITDA. Please refer to Note 4 to the consolidated financial statements included in this annual report on Form 10-K for further information.

Equity Interest Investment in Chile and Impact of 2010 Earthquake

On February 27, 2010, an earthquake occurred off the coast of Chile that caused significant damage to our Global Power Group's project in Chile. As a result of the damage, the project's facility suspended normal operating activities on that date. The project included an estimated recovery for lost profits under its business interruption insurance policy in its financial statements, which covered through the period while the facility suspended normal operating activities. The facility began operating at less than normal utilization during the second quarter of 2011 and achieved normal operating activities in the third quarter of 2011. Proceeds from the business interruption insurance were based on market rates for electricity during the period when the facility suspended normal operating activities.

Our equity earnings from our project in Chile were $20,300, $30,900 and $20,700 in 2012, 2011 and 2010, respectively. The decrease in equity earnings in 2012, compared to 2011, was primarily driven by the impact of lower marginal rates for electrical power generation and the impact of a higher statutory tax rate in Chile, partially offset by an increase in the project's volume of electricity produced in 2012. The increase in equity earnings in 2011, compared to 2010, was primarily driven by an increase in the project's volume of electricity produced in 2011, as well as higher marginal rates in 2011 for electrical power generation.

Overview of Segment

Our Global Power Group designs, manufactures and erects steam generators and auxiliary equipment for electric power generating stations, district heating and power plants and industrial facilities worldwide. Our competitive differentiation in serving these markets is the ability of our products to cleanly and efficiently burn a wide range of fuels, singularly or in combination. In particular, our circulating fluidized-bed, which we refer to as CFB, steam generators are able to burn coals of varying quality, as well as petroleum coke, lignite, municipal waste, waste wood, biomass, and numerous other materials. Among these fuel sources, coal is the most widely used, and thus the market drivers and constraints associated with coal strongly affect the steam generator market and our Global Power Group's business. Additionally, our Global Power Group owns and operates a waste-to-energy facility; holds a controlling interest and operates a combined-cycle gas turbine facility; owns a non-controlling interest in a petcoke-fired CFB facility for refinery steam and power generation; and operates a university cogeneration power facility for steam/electric generation.

Our Global Power Group offers a number of other products and services related to steam generators, including:

- Design, manufacture and installation of auxiliary and replacement equipment for utility power and industrial facilities, including surface condensers, feedwater heaters, coal pulverizers, steam generator coils and panels, biomass gasifiers, and replacement parts for steam generators.
- Design, supply and installation of nitrogen-oxide, or NO_x, reduction systems and components for pulverized coal steam generators such as selective catalytic reduction systems, low NO_x combustion systems, low NO_x burners, primary combustion and overfire air systems and components, fuel and combustion air measuring and control systems and components.
- Design, supply and installation of flue gas desulfurization equipment for all types of steam generators and industrial equipment.
- A broad range of site services including construction and erection services, maintenance engineering, steam generator upgrading and life extension, and plant repowering.
- Research and development in the areas of combustion, fluid and gas dynamics, heat transfer, materials and solid mechanics.
- Technology licenses to other steam generator suppliers in select countries.

Our Global Power Group has been impacted by unfavorable economic growth rates in most of its markets during 2012. As a result, the demand for the products and services of our Global Power Group was negatively impacted by an increased level of timing delays related to project award dates. However, we believe opportunities will continue in Asia, the Middle East and South America driven by growing electricity demand as a result of the economic growth rates in those regions. A number of other constraining market factors continue to impact the markets that we serve. Political and environmental sensitivity regarding coal-fired steam generators continues to cause prospective projects utilizing coal as their primary fuel to be postponed or cancelled as clients experience difficulty in obtaining the required environmental permits or decide to wait for additional clarity regarding governmental regulations. The sensitivity has been especially pronounced in the U.S. and Western Europe and with the concern that coal-fired steam generators, relative to alternative fuel sources, contribute more toward global warming through the discharge of greenhouse gas emissions into the atmosphere. The outlook for continued lower natural gas pricing over the next three to five years, driven by increasing supply and new liquefied natural gas capacity, has increased the attractiveness of natural gas, in relation to coal, for the generation of electricity. In addition, the constraints on the global credit market may continue to impact some of our clients' investment plans as these clients are affected by the availability and cost of financing, as well as their own financial strategies, which could include cash conservation. These factors could negatively impact investment in the power sector, which in turn could negatively impact our Global Power Group's business.

There is potential downside risk to global economic growth driven primarily by continued sovereign debt and bank funding pressures in the Eurozone, the speed at which governmental efforts directed at spending and debt reduction are being implemented and geopolitical oil supply risks, which could impact global economic growth through a significant rise in oil prices. If these risks materialize, our Global Power Group could be impacted.

Longer-term, we believe that global demand for electrical energy will continue to grow. We believe that the majority of the growth will be driven by emerging economies and that solid-fuel-fired steam generators will continue to fill a significant portion of the incremental growth in new generating capacity in the emerging economies.

Globally, we see a growing need to repower older coal plants with new, more efficient and cleaner burning plants, including both coal and other fuels, in order to meet environmental, financial and reliability goals set by policy makers in many countries. The fuel flexibility of our CFB steam generators enables them to burn a wide variety of fuels other than coal and to produce carbon-neutral electricity when fired by biomass. In addition, our utility steam generators can be designed to incorporate supercritical steam technology, which we believe significantly improves power plant efficiency and reduces power plant emissions.

We are currently executing a project for four 550 MWe supercritical CFB steam generators for a power project in South Korea, which we believe is an indication of the successful scale-up of our CFB technology and further advances our CFB supercritical technology with a vertical-tube, once-through design. Commercial operation of the units is scheduled for 2015.

We completed an engineering and supply project for a pilot-scale (approximately 30 megawatt thermal, equivalent to approximately 10 megawatt electrical, or MWe) CFB steam generator, which incorporates our carbon-capturing Flexi-Burn™ technology. The pilot plant began successfully capturing CO_2 in September 2012. Additionally, together with other parties through a grant agreement with the European Commission, we are considering projects to further develop carbon-capturing technology. The grant agreement stipulates that the funding under the program will be used for carbon-capture and storage technology development applicable to a 300 MWe oxy-fuel combustion power plant.

Recently we were awarded a contract for heat recovery steam generators in Ohio. We also were awarded a contract for a design review with our licensee in India for a PC steam generator.

Liquidity and Capital Resources

Cash Flows Activities

Our cash and cash equivalents, short-term investments and restricted cash balances were:

	As of December 31,			
	2012	2011	$ Change	% Change
Cash and cash equivalents	$582,322	$718,049	$(135,727)	(18.9)%
Short-term investments	—	1,294	(1,294)	N/M
Restricted cash	63,029	44,094	18,935	42.9%
Total	$645,351	$763,437	$(118,086)	(15.5)%

N/M Not meaningful

Total cash and cash equivalents, short-term investments and restricted cash held by our non-U.S. entities as of December 31, 2012 and 2011 were $522,300 and $630,000, respectively. Please refer to Note 1 to the consolidated financial statements included in this annual report on Form 10-K for additional details on cash and cash equivalents and restricted cash balances.

During 2012, we experienced a decrease in cash and cash equivalents of $135,700, primarily as a result of cash used to repurchase our shares and to pay related commissions under our share repurchase program of $91,000, cash used for payments related to business acquisitions of $69,700, cash used for capital expenditures of $35,200 and an increase in restricted cash, excluding foreign currency translation effects, of $18,600, partially offset by cash provided by operating activities of $93,300 and a favorable impact of exchange rate changes on our cash and cash equivalents of $13,900.

Cash Flows from Operating Activities

	2012	2011	2010
Amount	$ 93,301	$185,746	$178,668
$ Change	(92,445)	7,078	

Net cash provided by operating activities in 2012 primarily resulted from cash provided by net income of $262,700, which excludes non-cash charges of $112,900, partially offset by cash used to fund working capital of $143,000, mandatory contributions to our pension plans of $21,700 and cash used for our U.S. and U.K. net asbestos-related payments of $9,000 (please refer to Note 16 to the consolidated financial statements included in this annual report on Form 10-K for further information on net asbestos-related payments).

The decrease in net cash provided by operating activities of $92,400 in 2012, compared to 2011, resulted primarily from an increase in cash used to fund working capital that resulted in a decrease in cash of $153,100, partially offset by decreased contributions to our pension plans of $49,300, which was driven by lower discretionary contributions of $51,300, and decreased cash provided by net income of $14,000.

The increase in net cash provided by operating activities of $7,100 in 2011, compared to 2010, resulted primarily from a favorable change in working capital that resulted in an increase in cash of $37,600 and decreased contributions to our pension plans of $27,600, which was driven by lower discretionary contributions of $25,300, partially offset by decreased cash provided by net income of $60,700.

Working capital varies from period to period depending on the mix, stage of completion and commercial terms and conditions of our contracts and the timing of the related cash receipts. During 2012, we used cash to fund working capital in both our Global E&C Group and our Global Power Group, as cash used for services rendered and purchases of materials and equipment exceeded cash receipts from client billings, which included the impact of delayed project payments within our increase in receivables balance. We generated cash from the conversion of working capital during 2011, as cash receipts from client billings exceeded cash used for services rendered and purchases of materials and equipment. During 2010, we used cash to fund working capital.

As more fully described below in "— Outlook," we believe our existing cash balances and forecasted net cash provided from operating activities will be sufficient to fund our operations throughout the next 12 months. Our ability to maintain or increase our cash flows from operating activities in future periods will depend in large part on the demand for our products and services and our operating performance in the future. Please refer to the sections entitled "— Global E&C Group-Overview of Segment" and "— Global Power Group-Overview of Segment" above for our view of the outlook for each of our business segments.

Cash Flows from Investing Activities

	2012	2011	2010
Amount	$(117,392)	$(75,489)	$(13,114)
$ Change	(41,903)	(62,375)	

The net cash used in investing activities in 2012 was attributable primarily to payments related to business acquisitions, net of cash acquired, of $69,700. Other investing activities included capital expenditures of $35,200 and net cash used as a result of an increase in restricted cash, excluding foreign currency translation effects, of $18,600, which was primarily driven by increased client dedicated funds, partially offset by cash provided by a return of investment from unconsolidated affiliates of $6,200.

The net cash used in investing activities in 2011 was attributable primarily to payments related to business acquisitions of $29,400, capital expenditures of $28,100 and net cash used as a result of an increase in restricted cash of $18,600.

The net cash used in investing activities in 2010 was attributable primarily to capital expenditures of $23,300 and payments related to business acquisitions of $4,200, partially offset by a decrease in restricted cash of $6,000, proceeds from the sale of investments and other assets of $5,100 and a return of investment from unconsolidated affiliates of $3,200.

The capital expenditures in 2012, 2011 and 2010 related primarily to project construction, leasehold improvements, information technology equipment and office equipment. For further information on capital expenditures by segment, please see Note 14 to the consolidated financial statements included in this annual report on Form 10-K.

Cash Flows from Financing Activities

	2012	2011	2010
Amount	$(125,578)	$(421,302)	$(100,494)
$ Change	295,724	(320,808)	

The net cash used in financing activities in 2012 was attributable primarily to the cash used to repurchase shares and to pay related commissions under our share repurchase program of $91,000. Other financing activities included cash used for distributions to noncontrolling interests of $18,300 and the repayment of debt and capital lease obligations of $13,000.

The net cash used in financing activities in 2011 was attributable primarily to the cash used to repurchase shares and to pay related commissions under our share repurchase program of $409,400. Other financing activities included cash used for repayment of debt and capital lease obligations of $12,500 and distributions to noncontrolling interests of $11,400, partially offset by cash provided from the exercise of stock options of $11,900.

The net cash used in financing activities in 2010 was attributable primarily to cash used to repurchase shares under our share repurchase program of $99,200. Other financing activities included the repayment of debt and capital lease obligations of $16,700 and distributions to noncontrolling interests of $8,000, partially offset by cash provided from the exercise of stock options of $25,700.

Outlook

Our liquidity forecasts cover, among other analyses, existing cash balances, cash flows from operations, cash repatriations, changes in working capital activities, unused credit line availability and claim recoveries and proceeds from asset sales, if any. These forecasts extend over a rolling twelve-month period. Based on these forecasts, we believe our existing cash balances and forecasted net cash provided by operating activities will be sufficient to fund our operations throughout the next twelve months. Based on these forecasts, our primary cash needs will be working capital, capital expenditures, pension contributions and net asbestos-related payments. We may also use cash for acquisitions, discretionary pension plan contributions or to repurchase our shares under the share repurchase program, as described further below. The majority of our cash balances are invested in short-term interest bearing accounts with maturities of less than three months at creditworthy financial institutions around the world. Further significant deterioration of the current global economic and credit market environment, particularly in the Eurozone countries, could challenge our efforts to maintain our well-diversified asset allocation with creditworthy financial institutions and/or unfavorably impact our liquidity and financial statements. We will continue to monitor the global economic environment, particularly in those countries where we have operations or assets. We continue to consider investing some of our cash in longer-term investment opportunities, including the acquisition of other entities or operations in the engineering and construction industry or power industry and/or the reduction of certain liabilities, such as unfunded pension liabilities.

It is customary in the industries in which we operate to provide standby letters of credit, bank guarantees or performance bonds in favor of clients to secure obligations under contracts. We believe that we will have sufficient letter of credit capacity from existing facilities throughout the next twelve months.

We are dependent on cash repatriations from our subsidiaries to cover payments and expenses of our parent holding company in Switzerland, to cover cash needs related to our asbestos-related liability and other overhead expenses in the U.S. and, at our discretion, specific liquidity needs, such as funding acquisitions and our share repurchase program, as described further below. Consequently, we require cash repatriations to Switzerland and the U.S. from our entities located in other countries in the normal course of our operations to meet our Swiss and U.S. cash needs and have successfully repatriated cash for many years. We believe that we can repatriate the required amount of cash to Switzerland and the U.S. Additionally, we continue to have access to the revolving credit portion of our senior unsecured credit facility, if needed. During 2012, 2011 and 2010, we repatriated cash to the U.S. from our U.S. owned non-U.S. subsidiaries and branches for certain specific liquidity needs totaling approximately $18,600, $45,100 and $35,100, respectively. These repatriations were made from our non-U.S. subsidiaries where we had previously provided for any potential incremental deferred taxes on the eventual repatriation of the earnings, and, accordingly, there was no incremental U.S. tax consequence in the period of the repatriation. Please refer to Note 1 to the consolidated financial statements included in this annual report on Form 10-K for further information related to unremitted earnings, our determination as to whether such earnings are indefinitely reinvested and related deferred tax implications.

Our net asbestos-related payments are predominately related to our U.S. subsidiaries and include indemnity and defense costs, net of insurance proceeds. During 2012, our U.S. net asbestos-related cash outflows were approximately $8,800. In 2013, we expect our U.S. net cash outflows to be approximately $14,700. This estimate assumes no additional settlements with insurance companies or elections by us to fund additional payments. As we continue to collect cash from insurance settlements and assuming no increase in our asbestos-related insurance or any future insurance settlements, the asbestos-related insurance receivable recorded on our balance sheet will continue to decrease.

On August 3, 2012, we entered into a new five-year senior unsecured credit agreement, which replaced our amended and restated senior unsecured credit agreement from July 2010. Our new senior credit agreement provides for a facility of $750,000 and contains an increase option permitting us, subject to certain requirements, to arrange with existing lenders and/or new lenders to provide up to an aggregate of $300,000 in additional commitments. During the term of this senior credit agreement, we may request, subject to certain requirements, up to two one-year extensions of the contractual termination date.

We can issue up to $750,000 under the letter of credit portion of the facility. Letters of credit issued under our new senior credit agreement have performance pricing that is decreased (or increased) as a result of improvements (or reductions) in our corporate credit ratings, as defined in the senior credit agreement. Based on our current credit ratings, letter of credit fees for performance and non-performance letters of credit issued under our new senior credit agreement are 0.75% and 1.50% per annum of the outstanding amount, respectively, excluding a nominal fronting fee. We also have the option to use up to $250,000 of the $750,000 for revolving borrowings at a rate equal to adjusted LIBOR, as defined in the senior credit agreement, plus 1.50%, subject also to the performance pricing noted above.

We had approximately $250,600 and $225,600 of letters of credit outstanding under our senior credit agreements in effect as of December 31, 2012 and 2011, respectively. There were no funded borrowings under our senior credit agreements in effect as of December 31, 2012 and 2011. Based on our current operating plans and cash forecasts, we do not intend to borrow under our senior credit agreement during 2013. Please refer to Note 7 to the consolidated financial statements included in this annual report on Form 10-K for further information regarding our debt obligations.

We are not required to make any mandatory contributions to our U.S. pension plans in 2013 based on the minimum statutory funding requirements. Based on the minimum statutory funding requirements for 2013, we expect to make mandatory contributions totaling approximately $21,900 to our non-U.S. pension plans in 2013. Additionally, we may elect to make discretionary contributions to our U.S. and/or non-U.S. pension plans during 2013.

On September 12, 2008, we announced a share repurchase program pursuant to which our Board of Directors authorized the repurchase of up to $750,000 of our outstanding shares and the designation of the repurchased shares for cancellation. On November 4, 2010, our Board of Directors proposed an increase to our share repurchase program of $335,000, which was approved by our shareholders at an extraordinary general meeting on February 24, 2011. On February 22, 2012, our Board of Directors proposed an additional increase to our share repurchase program of approximately $419,398, which was approved by our shareholders at our 2012 annual general meeting on May 1, 2012.

Based on the aggregate share repurchases under our program through December 31, 2012, we were authorized to repurchase up to an additional $420,100 of our outstanding shares as of such date. Any repurchases will be made at our discretion in the open market or in privately negotiated transactions in compliance with applicable securities laws and other legal requirements and will depend on a variety of factors, including market conditions, share price and other factors. The program does not obligate us to acquire any particular number of shares. The program has no expiration date and may be suspended or discontinued at any time. Any repurchases made pursuant to the share repurchase program will be funded using our cash on hand. Through December 31, 2012, we have repurchased 43,911,078 shares for an aggregate cost of approximately $1,084,300 since the inception of the repurchase program announced on September 12, 2008. We have executed the repurchases in accordance with 10b5-1 repurchase plans as well as other privately negotiated transactions pursuant to our share repurchase program. The 10b5-1 repurchase plans allow us to purchase shares at times when we may not otherwise do so due to regulatory or internal restrictions. Purchases under the 10b5-1 repurchase plans are based on parameters set forth in the plans. For further information, please refer to Part II, Item 5 of this annual report on Form 10-K.

We have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends. Our current senior unsecured credit agreement contains limitations on cash dividend payments as well as other restricted payments.

Off-Balance Sheet Arrangements

We own noncontrolling equity interests in power projects in Chile and Italy. Certain of the projects have third-party debt that is not consolidated in our balance sheet. We have also issued certain guarantees for the Chile-based project. Please refer to Note 5 to the consolidated financial statements in this annual report on Form 10-K for further information related to these projects.

Contractual Obligations

We have contractual obligations comprised of long-term debt, non-cancelable operating lease commitments, purchase commitments, capital lease obligations and pension and other postretirement benefit funding requirements. Our expected cash flows related to contractual obligations outstanding as of December 31, 2012 are as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt:					
Principal	$ 81,400	$ 11,100	$ 23,300	$ 16,200	$ 30,800
Interest	8,200	1,900	2,900	1,400	2,000
Capital lease obligations:					
Principal	56,300	2,600	6,300	8,200	39,200
Interest	36,800	5,400	10,100	8,600	12,700
Non-cancelable operating lease obligations	356,300	55,600	97,100	71,200	132,400
Purchase commitments	959,100	903,500	53,200	1,000	1,400
Funding requirements:					
Pension U.S.*	300	—	200	100	—
Pension non-U.S.*	101,300	21,900	41,700	37,700	—
Other postretirement benefits	49,400	5,200	10,500	10,300	23,400
Total contractual cash obligations	**$1,649,100**	**$1,007,200**	**$245,300**	**$154,700**	**$241,900**

* Funding requirements are expected to extend beyond five years; however, data for contribution requirements beyond five years are not yet available and depend on the performance of our investment portfolio and actuarial experience. These projections assume no discretionary contributions.

The table above does not include payments of our asbestos-related liabilities as we cannot reasonably predict the timing of the net cash outflows associated with this liability beyond 2013. We expect to fund $14,700 of our asbestos liability indemnity and defense costs from our cash flows in 2013 net of the cash expected to be received from existing insurance settlements. Please refer to Note 16 to the consolidated financial statements included in this annual report on Form 10-K for more information.

The table above does not include payments relating to our uncertain tax positions as we cannot reasonably predict the timing of the net cash outflows associated with the settlement of these obligations. Our total liability (including accrued interest and penalties) is $93,100 as of December 31, 2012. Please refer to Note 13 to the consolidated financial statements included in this annual report on Form 10-K for more information.

We are contingently liable under standby letters of credit, bank guarantees and surety bonds, primarily for guarantees of our performance on projects currently in execution or under warranty. These balances include the standby letters of credit issued under the senior unsecured credit agreement and from other facilities worldwide. For further discussion please refer to the section entitled "—Liquidity and Capital Resources-Outlook" within this Item 7. As of December 31, 2012, such commitments and their period of expiration are as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Bank issued letters of credit and guarantees	$ 798,200	$386,800	$274,500	$ 38,300	$ 98,600
Surety bonds	217,700	98,800	43,600	73,800	1,500
Total commitments	**$1,015,900**	**$485,600**	**$318,100**	**$112,100**	**$100,100**

Please refer to Note 9 to the consolidated financial statements included in this annual report on Form 10-K for a discussion of guarantees.

Backlog and New Orders

New orders are recorded and added to the backlog of unfilled orders based on signed contracts as well as agreed letters of intent, which we have determined are legally binding and likely to proceed. Although backlog represents only business that is considered likely to be performed, cancellations or scope adjustments may and do occur. The elapsed time from the award of a contract to completion of performance may be up to approximately four years. The dollar amount of backlog is not necessarily indicative of our future earnings related to the performance of such work due to factors outside our control, such as changes in project schedules, scope adjustments or project cancellations. We cannot predict with certainty the portion of backlog to be performed in a given year. Backlog is adjusted quarterly to reflect new orders, project cancellations, deferrals, revised project scope and cost and sales of subsidiaries, if any.

Backlog measured in Foster Wheeler scope reflects the dollar value of backlog excluding third-party costs incurred by us on a reimbursable basis as agent or principal, which we refer to as flow-through costs. Foster Wheeler scope measures the component of backlog with profit potential and corresponds to our services plus fees for reimbursable contracts and total selling price for fixed-price or lump-sum contracts.

New Orders, Measured in Terms of Future Revenues

	2012			2011			2010		
	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total
By Project Location:									
North America	$ 288,800	$234,400	$ 523,200	$ 403,700	$ 286,000	$ 689,700	$ 525,100	$ 223,500	$ 748,600
South America	538,200	35,600	573,800	267,400	24,700	292,100	390,600	20,200	410,800
Europe	468,200	199,700	667,900	751,200	128,900	880,100	569,400	600,800	1,170,200
Asia	662,500	115,400	777,900	525,100	801,100	1,326,200	712,300	333,300	1,045,600
Middle East	765,800	3,500	769,300	245,100	14,200	259,300	304,200	25,800	330,000
Africa	48,800	100	48,900	119,300	6,000	125,300	284,300	100	284,400
Australasia*	88,100	400	88,500	713,100	—	713,100	116,200	—	116,200
Total	**$2,860,400**	**$589,100**	**$3,449,500**	**$3,024,900**	**$1,260,900**	**$4,285,800**	**$2,902,100**	**$1,203,700**	**$4,105,800**

* Australasia primarily represents Australia, New Zealand and the Pacific Islands.

	2012			2011			2010		
	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total
By Industry:									
Power generation	$ 59,500	$474,300	$ 533,800	$ 323,500	$1,143,400	$1,466,900	$ 22,900	$1,096,200	$1,119,100
Oil refining	1,634,100	—	1,634,100	1,300,500	—	1,300,500	1,691,100	—	1,691,100
Pharmaceutical	56,700	—	56,700	43,800	—	43,800	70,300	—	70,300
Oil and gas	382,000	—	382,000	801,900	—	801,900	375,000	—	375,000
Chemical / petrochemical	663,300	—	663,300	475,000	—	475,000	669,000	100	669,100
Power plant operation and maintenance	20,500	114,800	135,300	17,800	117,500	135,300	16,900	107,400	124,300
Environmental	8,500	—	8,500	6,500	—	6,500	14,700	—	14,700
Other, net of eliminations	35,800	—	35,800	55,900	—	55,900	42,200	—	42,200
Total	**$2,860,400**	**$589,100**	**$3,449,500**	**$3,024,900**	**$1,260,900**	**$4,285,800**	**$2,902,100**	**$1,203,700**	**$4,105,800**

Backlog, Measured in Terms of Future Revenues

	December 31, 2012			December 31, 2011		
	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total
By Contract Type:						
Lump-sum turnkey	$ 3,200	$ 67,500	$ 70,700	$ —	$ 164,300	$ 164,300
Other fixed-price	662,500	665,200	1,327,700	515,400	997,200	1,512,600
Reimbursable	2,219,000	30,600	2,249,600	1,904,800	44,400	1,949,200
Total	**$2,884,700**	**$763,300**	**$3,648,000**	**$2,420,200**	**$1,205,900**	**$3,626,100**
By Project Location:						
North America	$ 295,100	$142,800	$ 437,900	$ 483,200	$ 217,400	$ 700,600
South America	555,900	29,800	585,700	328,100	25,500	353,600
Europe	508,500	150,700	659,200	637,100	234,500	871,600
Asia	614,100	435,300	1,049,400	413,300	711,100	1,124,400
Middle East	850,700	4,600	855,300	275,700	15,000	290,700
Africa	58,200	—	58,200	104,700	2,400	107,100
Australasia*	2,200	100	2,300	178,100	—	178,100
Total	**$2,884,700**	**$763,300**	**$3,648,000**	**$2,420,200**	**$1,205,900**	**$3,626,100**

* Australasia primarily represents Australia, New Zealand and the Pacific Islands.

	Global E&C Group (2012)	Global Power Group (2012)	Total (2012)	Global E&C Group (2011)	Global Power Group (2011)	Total (2011)
By Industry:						
Power generation	$ 269,000	$699,500	$ 968,500	$ 304,000	$1,090,000	$1,394,000
Oil refining	1,676,000	—	1,676,000	1,468,400	—	1,468,400
Pharmaceutical	26,600	—	26,600	28,200	—	28,200
Oil and gas	269,600	—	269,600	303,600	—	303,600
Chemical/petrochemical	630,000	—	630,000	287,900	—	287,900
Power plant operation and maintenance	100	63,800	63,900	—	115,900	115,900
Environmental	3,200	—	3,200	3,600	—	3,600
Other, net of eliminations	10,200	—	10,200	24,500	—	24,500
Total	**$2,884,700**	**$763,300**	**$3,648,000**	**$2,420,200**	**$1,205,900**	**$3,626,100**
Backlog, measured in terms of Foster Wheeler Scope	$2,196,700	$753,500	$2,950,200	$1,365,900	$1,196,400	$2,562,300
Global E&C Group Man-hours in Backlog (in thousands)	17,000		17,000	11,600		11,600

The foreign currency translation impact on backlog and Foster Wheeler scope backlog resulted in increases of $100,800 and $79,500, respectively, as of December 31, 2012 as compared to December 31, 2011.

Inflation

The effect of inflation on our financial results is minimal. Although a majority of our revenues are realized under long-term contracts, the selling prices of such contracts, established for deliveries in the future, generally reflect estimated costs to complete the projects in these future periods. In addition, many of our projects are reimbursable at actual cost plus a fee, while some of the fixed-price contracts provide for price adjustments through escalation clauses.

Application of Critical Accounting Estimates

Our consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America. Management and the Audit Committee of our Board of Directors approve the critical accounting policies.

Highlighted below are the accounting policies that we consider significant to the understanding and operations of our business as well as key estimates that are used in implementing the policies.

Revenue Recognition

Revenues and profits on long-term contracts are recorded under the percentage-of-completion method.

Progress towards completion on fixed-price contracts is measured based on physical completion of individual tasks for all contracts with a value of $5,000 or greater. For contracts with a value less than $5,000, progress toward completion is measured based on the ratio of costs incurred to total estimated contract costs (the cost-to-cost method).

Progress towards completion on cost-reimbursable contracts is measured based on the ratio of quantities expended to total forecasted quantities, typically man-hours. Incentives are also recognized on a percentage-of-completion basis when the realization of an incentive is assessed as probable. We include flow-through costs consisting of materials, equipment or subcontractor services as both operating revenues and cost of operating revenues on cost-reimbursable contracts when we have overall responsibility as the contractor for the engineering specifications and procurement or procurement services for such costs. There is no contract profit impact of flow-through costs as they are included in both operating revenues and cost of operating revenues.

Contracts in process are stated at cost, increased for profits recorded on the completed effort or decreased for estimated losses, less billings to the customer and progress payments on uncompleted contracts. A full provision for loss contracts is made at the time the loss becomes probable regardless of the stage of completion.

At any time, we have numerous contracts in progress, all of which are at various stages of completion. Accounting for revenues and profits on long-term contracts requires estimates of total contract costs and estimates of progress toward completion to determine the extent of revenue and profit recognition. We rely extensively on estimates to forecast quantities of labor (man-hours), materials and equipment, the costs for those quantities (including exchange rates), and the schedule to execute the scope of work including allowances for weather, labor and civil unrest. Many of these estimates cannot be based on historical data, as most contracts are for unique, specifically designed facilities. In determining the revenues, we must estimate the percentage-of-completion, the likelihood that the client will pay for the work performed, and the cash to be received net of any taxes ultimately due or withheld in the country where the work is performed. Projects are reviewed on an individual basis and the estimates used are tailored to the specific circumstances. In establishing these estimates, we exercise significant judgment, and all possible risks cannot be specifically quantified.

The percentage-of-completion method requires that adjustments or re-evaluations to estimated project revenues and costs, including estimated claim recoveries, be recognized on a project-to-date cumulative basis, as changes to the estimates are identified. Revisions to project estimates are made as additional information becomes available or as specific project circumstances change, including information that becomes available subsequent to the date of the consolidated financial statements up through the date such consolidated financial statements are filed with the SEC. If the final estimated profit to complete a long-term contract indicates a loss, provision is made immediately for the total loss anticipated. Profits are accrued throughout the life of the project based on the percentage-of-completion. The project life cycle, including project-specific warranty commitments, can be up to approximately six years in duration.

The actual project results can be significantly different from the estimated results. When adjustments are identified near or at the end of a project, the full impact of the change in estimate is recognized as a change in the profit on the contract in that period. This can result in a material impact on our results for a single reporting period. We review all of our material contracts on a monthly basis and revise our estimates as appropriate for developments such as earning project incentive bonuses, incurring or expecting to incur contractual liquidated damages for performance or schedule issues, providing services and purchasing third-party materials and equipment at costs differing from those previously estimated and testing completed facilities, which, in turn, eliminates or confirms completion and warranty-related costs. Project incentives are recognized when it is probable they will be earned. Project incentives are frequently tied to cost, schedule and/or safety targets and, therefore, tend to be earned late in a project's life cycle.

Changes in estimated final contract revenues and costs can either increase or decrease the final estimated contract profit. In the period in which a change in estimate is recognized, the cumulative impact of that change is recorded based on progress achieved through the period of change. There were 33, 43 and 46 separate projects that experienced final estimated contract profit revisions with an impact on contract profit in excess of $1,000 in 2012, 2011 and 2010, respectively. The changes in final estimated contract profit resulted in a net increase of $66,000, $35,200 and $56,800 to reported contract profit for 2012, 2011 and 2010, respectively, relating to the revaluation of work performed on contracts in prior periods. The changes in final estimated contract profit revisions during 2012 for our Global Power Group were increased for a favorable settlement with a subcontractor of approximately $6,900. The changes in final estimated contract profit revisions during 2011 included the impact of two out-of-period corrections for reductions of final estimated profit totaling approximately $7,800, which included final estimated profit reductions in our Global E&C Group and our Global Power Group of approximately $3,200 and $4,600, respectively. The corrections were recorded in 2011 as they were not material to previously issued financial statements, nor were they material to the 2011 financial statements. The impact on contract profit is measured as of the beginning of each year and represents the incremental contract profit or loss that would have been recorded in prior periods had we been able to recognize in those periods the impact of the current period changes in final estimated profits.

Asbestos

Some of our U.S. and U.K. subsidiaries are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the United States and the United Kingdom. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by our subsidiaries during the 1970s and earlier. The calculation of asbestos-related liabilities and assets involves the use of estimates as discussed below.

We believe the most critical assumptions within our asbestos liability estimate are the number of future mesothelioma claims to be filed against us, the number of mesothelioma claims that ultimately will require payment from us or our insurers, and the indemnity payments required to resolve those mesothelioma claims.

United States

As of December 31, 2012, we had recorded total liabilities of $275,300 comprised of an estimated liability of $42,700 relating to open (outstanding) claims and an estimated liability of $232,600 relating to future unasserted claims through December 31, 2027.

Since 2004, we have worked with Analysis Research Planning Corporation, or ARPC, nationally recognized consultants in the United States with respect to projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defense costs at year-end for the next 15 years. Since that time, we have recorded our estimated asbestos liability at a level consistent with ARPC's reasonable best estimate.

Based on its review of the 2012 activity, ARPC recommended that certain assumptions used to estimate our future asbestos liability be updated as of December 31, 2012. Accordingly, we developed a revised estimate of our aggregate indemnity and defense costs through December 31, 2027 considering the advice of ARPC. In 2012, we revalued our liability for asbestos indemnity and defense costs through December 31, 2027 to $275,300, which brought our liability to a level consistent with ARPC's reasonable best estimate. In connection with updating our estimated asbestos liability and related asset, we recorded a net charge of $28,100 in 2012, which included a charge related to updating our assumptions for increased asbestos defense costs projected over our 15-year estimate and, to a lesser extent, an adjustment for actual claim settlement experience during the year and an accrual of another year of estimated claims under our rolling 15-year asbestos-related liability estimate. The total asbestos-related liabilities are comprised of our estimates for our liability relating to open (outstanding) claims being valued and our liability for future unasserted claims through December 31, 2027.

Our liability estimate is based upon the following information and/or assumptions: number of open claims, forecasted number of future claims broken down by disease type — mesothelioma, lung cancer, and non-malignancies, and estimated average cost per claim by disease type — mesothelioma, lung cancer and non-malignancies, as well as other factors. The total estimated liability, which has not been discounted for the time value of money, includes both the estimate of forecasted indemnity amounts and forecasted defense costs. Total defense costs and indemnity liability payments are estimated to be incurred through December 31, 2027, during which period the incidence of new claims is forecasted to decrease each year. We believe that it is likely that there will be new claims filed after December 31, 2027, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after December 31, 2027. Through December 31, 2012, total cumulative indemnity costs paid, prior to insurance recoveries, were approximately $795,500 and total cumulative defense costs paid were approximately $388,700, or approximately 33% of total defense and indemnity costs.

As of December 31, 2012, we had recorded assets of $136,400, which represents our best estimate of settled and probable insurance recoveries relating to our liability for pending and estimated future asbestos claims through December 31, 2027. Asbestos-related assets under executed settlement agreements with insurers due in the next 12 months are recorded within accounts and notes receivable-other and amounts due beyond 12 months are recorded within asbestos-related insurance recovery receivable. Our asbestos-related insurance recovery receivable also includes our best estimate of settled and probable insurance recoveries relating to our liability for pending and estimated future asbestos claims through December 31, 2027. Our asbestos-related assets have not been discounted for the time value of money.

Our insurance recoveries may be limited by future insolvencies among our insurers. Other than receivables related to bankruptcy court-approved settlements during liquidation proceedings, we have not assumed recovery in the estimate of our asbestos-related insurance asset from any of our currently insolvent insurers. We have considered the financial viability and legal obligations of our subsidiaries' insurance carriers and believe that the insurers or their guarantors will continue to reimburse a significant portion of claims and defense costs relating to asbestos litigation. As of December 31, 2012 and 2011, we have not recorded an allowance for uncollectible balances against our asbestos-related insurance assets. We write off receivables from insurers that have become insolvent; there have been no such write-offs during 2012, 2011 or 2010. During 2011, we reached an agreement with an insurer that was under bankruptcy liquidation and for which we had written off our receivable prior to 2010. The asset awarded under the bankruptcy liquidation for this insurer was $4,500 and was included in our asbestos-related assets as of December 31, 2011. This receivable was subsequently collected during 2012. Other insurers may become insolvent in the future and our insurers may fail to reimburse amounts owed to us on a timely basis. If we fail to realize the expected insurance recoveries, or experience delays in receiving material amounts from our insurers, our business, financial condition, results of operations and cash flows could be materially adversely affected.

We plan to update our forecasts periodically to take into consideration our experience and to update our estimate of future costs and expected insurance recoveries. The estimate of the liabilities and assets related to asbestos claims and recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amount of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes. Increases in the number of claims filed or costs to resolve those claims could cause us to increase further the estimates of the costs associated with asbestos claims and could have a material adverse effect on our financial condition, results of operations and cash flows.

The following chart reflects the sensitivities in the December 31, 2012 consolidated financial statements associated with a change in certain estimates used in relation to the U.S. asbestos-related liabilities.

Changes (Increase or Decrease) in Assumption:	Approximate Change in Liability
One-percentage point change in the inflation rate related to the indemnity and defense costs	$24,900
Twenty-five percent change in average indemnity settlement amount	42,000
Twenty-five percent change in forecasted number of new claims	49,000

Based on the December 31, 2012 liability estimate, an increase of 25% in the average per claim indemnity settlement amount would increase the liability by $42,000 as described above and the impact on expense would be dependent upon available additional insurance recoveries. Assuming no change to the assumptions currently used to estimate our insurance asset, this increase would result in a charge in the statement of operations of approximately 85% of the increase in the liability. Long-term cash flows would ultimately change by the same amount. Should there be an increase in the estimated liability in excess of 25%, the percentage of that increase that would be expected to be funded by additional insurance recoveries would decline.

Our subsidiaries have been effective in managing the asbestos litigation, in part, because our subsidiaries: (1) have access to historical project documents and other business records going back more than 50 years, allowing them to defend themselves by determining if the claimants were present at the location of the alleged asbestos exposure and, if so, the timing and extent of their presence; (2) maintain good records on insurance policies and have identified and validated policies issued since 1952; and (3) have consistently and vigorously defended these claims which has resulted in dismissal of claims that are without merit or settlement of meritorious claims at amounts that are considered reasonable.

United Kingdom

As of December 31, 2012, we had recorded total liabilities of $33,000 comprised of an estimated liability relating to open (outstanding) claims of $7,800 and an estimated liability relating to future unasserted claims through December 31, 2027 of $25,200. An asset in substantially an equal amount was recorded for the expected U.K. asbestos-related insurance recoveries. The liability estimates are based on a U.K. House of Lords judgment that pleural plaque claims do not amount to a compensable injury and accordingly, we have reduced our liability assessment. If this ruling is reversed by legislation, the total asbestos liability recorded in the U.K. would increase to approximately $46,400, with a corresponding increase in the asbestos-related asset.

Defined Benefit Pension and Other Postretirement Benefit Plans

We have defined benefit pension plans in the U.S., the U.K., Canada, Finland, France, India and South Africa and we have other postretirement benefit plans, or OPEB plans, for health care and life insurance benefits in the U.S. and Canada.

Our defined benefit pension plans, or pension plans, cover certain full-time employees. Under the pension plans, retirement benefits are primarily a function of both years of service and level of compensation. The U.S. pension plans, which are closed to new entrants and additional benefit accruals, and the Canada, Finland, France and India pension plans are non-contributory. The U.K. pension plan, which is closed to new entrants and additional benefit accruals, and the South Africa pension plan are both contributory plans.

Certain employees in the U.S. and Canada may become eligible for health care and life insurance benefits, or other postretirement benefits, if they qualify for and commence receipt of normal or early retirement pension benefits as defined in the U.S. and Canada pension plans while working for us. Additionally, one of our subsidiaries in the U.S. also has a benefit plan which provides coverage for an employee's beneficiary upon the death of the employee. This plan has been closed to new entrants since 1988.

Our defined benefit pension and OPEB plans are accounted for in accordance with current accounting guidance, which requires us to recognize the funded status of each of our defined benefit pension and OPEB plans on the consolidated balance sheet. The guidance also requires us to recognize any gains or losses, which are not recognized as a component of annual service cost, as a component of comprehensive income, net of tax. Please refer to Note 8 of the consolidated financial statements in this annual report on Form 10-K for more information.

The calculations of defined benefit pension and OPEB plan liabilities, annual service cost and cash contributions required rely heavily on estimates about future events often extending decades into the future. We are responsible for establishing the assumptions used for the estimates, which include:

- The discount rate used to calculate the present value of future obligations;
- The expected long-term rate of return on plan assets;
- The expected rate of annual salary increases;
- The selection of the actuarial mortality tables;
- The annual healthcare cost trend rate (only for the OPEB plans); and
- The annual inflation rate.

We utilize our business judgment in establishing the estimates used in the calculations of our pension and OPEB plan liabilities, annual service cost and cash contributions. These estimates are updated on an annual basis or more frequently upon the occurrence of significant events. The estimates can vary significantly from the actual results and we cannot provide any assurance that the estimates used to calculate the pension and/or OPEB plan liabilities included herein will approximate actual results. The volatility between the assumptions and actual results can be significant.

The following table summarizes the estimates used for our defined benefit pension and OPEB plans for 2012, 2011 and 2010:

	Pension Plans											
	United States			United Kingdom			Other			OPEB Plans		
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Net periodic benefit cost:												
Discount rate	4.03%	5.11%	5.67%	4.80%	5.40%	5.70%	5.38%	5.40%	5.37%	3.44%	3.31%	4.53%
Long-term rate of return	7.45%	7.74%	7.75%	5.30%	6.40%	6.70%	7.02%	6.96%	7.37%	N/A	N/A	N/A
Salary growth*	N/A	N/A	N/A	N/A	N/A	N/A	2.26%	3.59%	3.67%	N/A	N/A	N/A
Projected benefit obligations:												
Discount rate	3.52%	4.03%	5.11%	4.50%	4.80%	5.50%	4.47%	5.18%	5.68%	3.28%	3.85%	4.88%
Salary growth*	N/A	N/A	N/A	N/A	N/A	N/A	2.21%	4.21%	4.22%	N/A	N/A	N/A

* Salary growth is not applicable for frozen pension plans as future salary levels do not affect benefits payable.

N/A – Not applicable.

The discount rate is developed using a market-based approach that matches our projected benefit payments to a spot yield curve of high-quality corporate bonds. Changes in the discount rate from period-to-period were generally due to changes in long-term interest rates.

The expected long-term rate of return on plan assets is developed using a weighted-average methodology, blending the expected returns on each class of investment in the plans' portfolio. The expected returns by asset class are developed considering both past performance and future considerations. We annually review and adjust, as required, the long-term rate of return for our pension plans. The weighted-average expected long-term rate of return on plan assets has ranged from 5.9% to 7.1% over the past three years.

The following tables reflect the sensitivities in the consolidated financial statements associated with a change in certain estimates used in relation to the U.S. and the U.K. defined benefit pension plans. Each of the sensitivities below reflects an evaluation of the change based solely on a change in that particular estimate.

	Approximate Increase/ (Decrease) Impact on	
U.S. Pension Plan:	**Pension Liability**	**2013 Benefit Cost**
One-tenth of a percentage point increase in the discount rate	$ (4,761)	$ 48
One-tenth of a percentage point decrease in the discount rate	4,852	(49)
One-tenth of a percentage point increase in the expected return on plan assets	—	(330)
One-tenth of a percentage point decrease in the expected return on plan assets	—	330

	Approximate Increase/ (Decrease) Impact on	
U.K. Pension Plan:	**Pension Asset**	**2013 Benefit Cost**
One-tenth of a percentage point increase in the discount rate	$ 13,179	$(249)
One-tenth of a percentage point decrease in the discount rate	(13,590)	255
One-tenth of a percentage point increase in the expected return on plan assets	—	(815)
One-tenth of a percentage point decrease in the expected return on plan assets	—	815

Accumulated net actuarial losses and prior service credits from our pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are $18,100 and $1,600, respectively. Estimated amortization of net transition obligation over the next year is inconsequential. Net actuarial losses reflect differences between expected and actual plan experience, including returns on plan assets, and changes in actuarial assumptions, all of which occurred over time. These net actuarial losses, to the extent not offset by future actuarial gains, will result in increases in our future pension costs depending on several factors, including whether such losses exceed the corridor in which losses are not amortized. The net actuarial losses outside the corridor are amortized over the expected remaining service periods of active participants (approximately 11, 30 and 18 years for the Canadian, South African and Finnish plans, respectively) and average remaining life expectancy of participants for our closed plans (approximately 22 and 29 years for the U.S. and U.K. plans, respectively) since benefits are closed.

A one-tenth of a percentage point decrease or increase in the funding rates, used for calculating future funding requirements to the U.S. plan through 2017, would not have an impact on aggregate contributions over the next five years.

A one-tenth of a percentage point decrease in the funding rates, used for calculating future funding requirements to the U.K. plan through 2017, would increase aggregate contributions over the next five years by approximately $5,100, while an increase by one-tenth of a percentage point would decrease aggregate contributions by approximately $5,000.

Accumulated net actuarial losses and prior service credits that will be amortized from accumulated other comprehensive loss into net periodic postretirement benefit cost in connection with our OPEB plans over the next year are $800 and $3,500, respectively. The net actuarial losses outside the corridor are amortized over the average life expectancy of inactive participants (approximately 18 years) because benefits are closed. The prior service credits are amortized over schedules established at the date of each plan change (approximately 8 years).

Please refer to Note 8 to the consolidated financial statements included in this annual report on Form 10-K for further discussion of our defined benefit pension and OPEB plans.

Share-Based Compensation Plans

Our share-based compensation plans include awards for stock options and restricted stock units and performance-based restricted stock units (collectively, "restricted awards"). We measure these awards at fair value on their grant date and recognize compensation cost in the consolidated statements of operations over their vesting period.

The following table summarizes our share-based compensation expense and related income tax benefit:

	2012	2011	2010
Share-based compensation	$21,623	$21,849	$22,996
Related income tax benefit	527	413	353

As of December 31, 2012, the breakdown of our unrecognized compensation cost and related weighted-average period for the cost to be recognized were as follows:

	December 31, 2012	Weighted-Average Period for Cost to be Recognized
Unrecognized compensation cost:		
Stock options	$ 7,719	2 years
Restricted awards	16,579	2 years
Total unrecognized compensation cost	**$24,298**	2 years

We estimate the fair value of each option award on the date of grant using the Black-Scholes option valuation model. We then recognize the grant date fair value of each option as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period). The Black-Scholes model incorporates the following assumptions:

- Expected volatility — we estimate the volatility of our share price at the grant date using a "look-back" period which coincides with the expected term, defined below. We believe using a "look-back" period which coincides with the expected term is the most appropriate measure for determining expected volatility.
- Expected term — we estimate the expected term using the "simplified" method, as outlined in Staff Accounting Bulletin No. 107, "Share-Based Payment."
- Risk-free interest rate — we estimate the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant.
- Dividends — we use an expected dividend yield of zero because we have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends.

We estimate the fair value of restricted share unit awards using the market price of our shares on the date of grant. We then recognize the fair value of each restricted share unit award as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period).

Certain of our executives have been awarded performance-based restricted share units or performance RSUs. Under these awards, the number of restricted share units that ultimately vest depend on our share price performance against specified performance goals, which are defined in our performance-based award agreements. We estimate the grant date fair value of each performance RSU award using a Monte Carlo valuation model. We then recognize the fair value of each performance RSU award as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period).

We estimate pre-vesting forfeitures at the time of grant using a combination of historical data and demographic characteristics, and we revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We record share-based compensation expense only for those awards that are expected to vest.

If factors change and we employ different assumptions in the application of current accounting guidance, the compensation expense that we record for awards in future periods may differ significantly from what we have recorded in the current period. There is a high degree of subjectivity involved in selecting the option pricing model assumptions used to estimate share-based compensation expense. Consequently, there is a risk that our estimates of the fair value of our share-based compensation awards on the grant dates may bear little resemblance to the actual value realized upon the exercise/vesting, expiration or forfeiture of those share-based payments in the future. Stock options and performance RSUs may expire worthless or otherwise result in zero intrinsic value compared to the fair value originally estimated on the grant date and the expense reported in the consolidated financial statements. Alternatively, value may be realized from these instruments that are significantly in excess of the fair value originally estimated on the grant date and the expense reported in the consolidated financial statements.

There are significant differences among valuation models. This may result in a lack of comparability with other companies that use different models, methods and assumptions. There is also a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and may materially affect the fair value estimate of share-based payments.

Please refer to Note 11 to the consolidated financial statements included in this annual report on Form 10-K for further discussion of our share-based compensation plans.

Goodwill and Intangible Assets

At least annually, we evaluate goodwill for potential impairment. We test goodwill for impairment at the reporting unit level, which we have determined to be the components one level below our operating segments, as these components constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components. Presently, goodwill exists in four of our reporting units — one within our Global Power Group business segment and three within our Global E&C Group business segment.

We first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the reporting unit is greater than its carrying amount; if so, no further assessments are performed. For reporting units where that is not the case, we perform a goodwill impairment test. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step compares the implied fair value of the reporting unit's goodwill, based on a hypothetical purchase price allocation, with the carrying amount of that goodwill. In the fourth quarter of each year, we evaluate goodwill at each reporting unit based on assumptions used to estimate the fair value of our reporting units and assess recoverability, and impairments, if any, which are recognized in earnings. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill.

Intangible assets with determinable useful lives are amortized over their respective estimated useful lives and reviewed for impairment together with other tangible long-lived assets whenever events or circumstances indicate that an impairment may exist.

We determined that both the income and market valuation approaches would be considered by market participants. Under the income valuation approach, we employ a discounted cash flow model to estimate the fair value of each reporting unit. This model requires the use of significant estimates and assumptions regarding future revenues, costs, margins, capital expenditures, changes in working capital, terminal year growth rate and cost of capital. Our cash flow models are based on our forecasted results for the applicable reporting units. The models also assume a 3% growth rate in the terminal year. Actual results could differ from our projections.

Under the market valuation approach, we employ the guideline publicly traded company method, which indicates the fair value of the equity of each reporting unit by comparing it to publicly traded companies in similar lines of business. After identifying and selecting guideline companies, we analyze their business and financial profiles for relative similarity. Factors such as size, growth, risk and profitability are analyzed and compared to each of our reporting units.

During our 2012 annual evaluation, we noted that the indicated fair value was above the carrying value for each of our reporting units.

Goodwill of $22,300 related to one of our Global E&C Group's reporting units. Our estimate of the fair value of this reporting unit during our 2012 impairment test was sufficiently in excess of its carrying value even after conducting various sensitivity analyses on key assumptions, such that no adjustment to the carrying value of goodwill was required. However, should the performance of this unit deteriorate in the future, which could result in a decline in its estimated fair value, its carrying value could exceed its fair value in future periods, which could lead to an impairment of goodwill.

Income Taxes

Deferred tax assets and liabilities are established for tax attributes (credits or loss carryforwards) and temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates based on the date of enactment. Within each jurisdiction and taxpaying component, current deferred tax assets and liabilities and noncurrent deferred tax assets and liabilities are combined and presented as a net amount.

Deferred tax assets are reduced by a valuation allowance when, based upon available evidence, it is more likely than not that the tax benefit of loss carryforwards (or other deferred tax assets) will not be realized in the future. In evaluating our ability to realize our deferred tax assets within the various tax jurisdictions in which they arise, we consider all available positive and negative evidence, including scheduled reversals of taxable temporary differences, projected future taxable income, tax planning strategies and recent financial performance. Projecting future taxable income requires significant assumptions about future operating results, as well as the timing and character of taxable income in numerous jurisdictions. We have a valuation allowance of $408,700 recorded as of December 31, 2012 (primarily in the U.S.). The majority of the U.S. federal tax benefits, against which valuation allowances have been established, do not expire until 2026 and beyond, based on current tax laws.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Our subsidiaries file income tax returns in many tax jurisdictions, including the United States, several U.S. states and numerous non-U.S. jurisdictions around the world. Tax returns are also filed in jurisdictions where our subsidiaries execute project-related work. The statute of limitations varies by jurisdiction. Because of the number of jurisdictions in which we file tax returns, in any given year the statute of limitations in a number of jurisdictions may expire within 12 months from the balance sheet date. As a result, we expect recurring changes in unrecognized tax benefits due to the expiration of the statute of limitations, none of which are expected to be individually significant. With few exceptions, we are no longer subject to U.S. (including federal, state and local) or non-U.S. income tax examinations by tax authorities for years before 2008.

A number of tax years are under audit by the relevant tax authorities in various jurisdictions, including the U.S. and several states within the U.S. We anticipate that several of these audits may be concluded in the foreseeable future, including in 2013. Based on the status of these audits, it is reasonably possible that the conclusion of the audits may result in a reduction of unrecognized tax benefits. However, it is not possible to estimate the magnitude of any such reduction at this time.

As of December 31, 2012, we had $57,100 of unrecognized tax benefits, all of which would, if recognized, affect our effective tax rate before existing valuation allowance considerations.

We recognize interest accrued on the unrecognized tax benefits in interest expense and penalties on the unrecognized tax benefits in other deductions, net on our consolidated statement of operations. Previously accrued interest and/or penalties that are ultimately not assessed reduce current year expense.

Please refer to Note 13 to the consolidated financial statements included in this annual report on Form 10-K for further discussion of our income taxes.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(amounts in thousands of dollars)

Interest Rate Risk — We are exposed to changes in interest rates should we need to borrow under our senior unsecured credit agreement (there were no such borrowings as of December 31, 2012 and, based on our current operating plans and cash flow forecasts, none are expected in 2013) and, to a limited extent, under our variable rate special-purpose limited recourse project debt for any portion of the debt for which we have not entered into a fixed rate swap agreement. If average market rates are 100-basis points higher in the next 12 months, our interest expense for such period of time would increase, and our income before income taxes would decrease, by approximately $100. This amount has been determined by considering the impact of the hypothetical interest rates on our variable rate borrowings as of December 31, 2012 and does not reflect the impact of interest rate changes on outstanding debt held by certain of our equity interests since such debt is not consolidated on our balance sheet.

Foreign Currency Risk — We operate on a worldwide basis with substantial operations in Europe that subject us to foreign currency exchange rate risk mainly relative to the British pound, Euro and Polish Zloty. Under our risk management policies, we do not hedge translation risk exposure.

All activities of our affiliates are recorded in their functional currency, which is typically the local currency in the country of domicile of the affiliate. In the ordinary course of business, our affiliates enter into transactions in currencies other than their respective functional currencies. We seek to minimize the resulting foreign currency transaction risk by contracting for the procurement of goods and services in the same currency as the sales value of the related long-term contract.

We further mitigate the risk through the use of foreign currency forward contracts to hedge the foreign currency exposure, such as anticipated foreign currency purchases or revenues, back to their functional currency. We utilize all such financial instruments solely for hedging, and our company policy prohibits the speculative use of such instruments. However, for financial reporting purposes, these contracts are generally not accounted for as hedges.

The notional amount of our foreign currency forward contracts provides one measure of our transaction volume outstanding as of the balance sheet date. As of December 31, 2012, we had a total gross notional amount, measured in U.S. dollar equivalent, of approximately $514,800 related to foreign currency forward contracts and the primary currencies hedged were the British pound, Chinese yuan, Euro and U.S. dollar. Amounts ultimately realized upon final settlement of these financial instruments, along with the gains and losses on the underlying exposures within our long-term contracts, will depend on actual market exchange rates during the remaining life of the instruments. The contract maturity dates range from 2013 through 2014.

We are exposed to credit loss in the event of non-performance by the counterparties. These counterparties are commercial banks that are primarily rated "BBB+" or better by S&P (or the equivalent by other recognized credit rating agencies). Further significant deterioration of the current global economic and credit market environment, particularly in the Eurozone countries, could challenge our efforts to maintain our well-diversified asset allocation with creditworthy financial institutions.

Please refer to Note 10 to the consolidated financial statements included in this annual report on Form 10-K for further information on our primary foreign currency forward exchange contracts.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Foster Wheeler AG:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Foster Wheeler AG and its subsidiaries ("the Company") at December 31, 2012 and 2011, and the results of their operations, comprehensive income and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A of the Company's Form 10-K. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
Florham Park, New Jersey
March 1, 2013

FOSTER WHEELER AG AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands of dollars, except per share amounts)

	2012	2011	2010
Operating revenues	$3,414,635	$4,480,729	$4,067,719
Cost of operating revenues	2,837,317	3,939,274	3,468,933
Contract profit	577,318	541,455	598,786
Selling, general and administrative expenses	334,617	309,996	303,330
Other income, net	(37,683)	(51,607)	(60,444)
Other deductions, net	34,726	43,969	41,221
Interest income	(10,807)	(18,922)	(11,581)
Interest expense	13,797	12,876	15,610
Net asbestos-related provision	30,505	9,901	5,410
Income before income taxes	212,163	235,242	305,240
Provision for income taxes	62,267	58,514	74,531
Net income	149,896	176,728	230,709
Less: Net income attributable to noncontrolling interests	13,874	14,345	15,302
Net income attributable to Foster Wheeler AG	$ 136,022	$ 162,383	$ 215,407
Earnings per share (see Note 1):			
Basic	$ 1.27	$ 1.35	$ 1.71
Diluted	$ 1.27	$ 1.35	$ 1.70

See notes to consolidated financial statements.

FOSTER WHEELER AG AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in thousands of dollars)

	2012	2011	2010
Net income	$149,896	$176,728	$230,709
Other comprehensive (loss)/income, net of tax:			
Foreign currency translation adjustments, net of tax	7,660	(24,489)	(20,789)
Cash flow hedges adjustments, net of tax:			
Unrealized (loss)/gain	(3,844)	(4,873)	(4,427)
Reclassification for losses included in net income	2,467	3,171	3,590
Total cash flow hedges adjustments, net of tax	(1,377)	(1,702)	(837)
Pension and other postretirement benefits adjustments, net of tax:			
Net actuarial loss	(54,157)	(85,250)	(18,894)
Prior service (cost)/credit	(25)	35,562	6,407
Amortization included in net periodic pension cost	10,269	7,487	9,028
Total pension and other postretirement benefits adjustments, net of tax	(43,913)	(42,201)	(3,459)
Other comprehensive loss, net of tax	(37,630)	(68,392)	(25,085)
Comprehensive income	112,266	108,336	205,624
Less: Comprehensive income attributable to noncontrolling interests	13,779	11,517	16,717
Comprehensive income attributable to Foster Wheeler AG	$ 98,487	$ 96,819	$188,907

See notes to consolidated financial statements.

FOSTER WHEELER AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(in thousands of dollars, except share data and per share amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 582,322	$ 718,049
Short-term investments	—	1,294
Accounts and notes receivable, net:		
Trade	610,695	427,984
Other	86,981	97,495
Contracts in process	228,979	166,648
Prepaid, deferred and refundable income taxes	57,404	62,616
Other current assets	47,161	49,101
Total current assets	1,613,542	1,523,187
Land, buildings and equipment, net	334,141	341,987
Restricted cash	63,029	44,094
Notes and accounts receivable — long-term	14,119	6,210
Investments in and advances to unconsolidated affiliates	205,476	211,109
Goodwill	133,518	112,120
Other intangible assets, net	105,100	74,386
Asbestos-related insurance recovery receivable	132,438	157,127
Other assets	90,509	118,178
Deferred tax assets	42,052	25,482
TOTAL ASSETS	$2,733,924	$2,613,880
LIABILITIES, TEMPORARY EQUITY AND EQUITY		
Current Liabilities:		
Current installments on long-term debt	$ 13,672	$ 12,683
Accounts payable	300,225	250,821
Accrued expenses	232,197	237,089
Billings in excess of costs and estimated earnings on uncompleted contracts	565,101	550,746
Income taxes payable	64,992	39,645
Total current liabilities	1,176,187	1,090,984
Long-term debt	124,034	136,428
Deferred tax liabilities	40,889	44,622
Pension, postretirement and other employee benefits	177,345	171,065
Asbestos-related liability	259,350	269,520
Other long-term liabilities	190,132	160,596
Commitments and contingencies		
TOTAL LIABILITIES	1,967,937	1,873,215
Temporary Equity:		
Non-vested share-based compensation awards subject to redemption	8,594	4,993
TOTAL TEMPORARY EQUITY	8,594	4,993
Equity:		
Registered shares:		
CHF 3.00 par value; authorized: 171,018,974 shares and 187,847,379 shares, respectively; conditionally authorized: 59,369,723 shares and 59,781,738 shares, respectively; issued: 108,701,018 shares and 125,529,423 shares, respectively; outstanding: 104,441,589 shares and 108,289,003 shares, respectively.	269,633	321,181
Paid-in capital	266,943	606,053
Retained earnings	835,993	699,971
Accumulated other comprehensive loss	(567,603)	(530,068)
Treasury shares (outstanding: 4,259,429 shares and 17,240,420 shares, respectively)	(90,976)	(409,390)
TOTAL FOSTER WHEELER AG SHAREHOLDERS' EQUITY	713,990	687,747
Noncontrolling interests	43,403	47,925
TOTAL EQUITY	757,393	735,672
TOTAL LIABILITIES, TEMPORARY EQUITY AND EQUITY	$2,733,924	$2,613,880

See notes to consolidated financial statements.

FOSTER WHEELER AG AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in thousands of dollars, except share data)

	Shares		Registered Shares Value	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Shares Value	Total Foster Wheeler AG Shareholders' Equity	Noncontrolling Interests	Total Equity
	Registered	Treasury								
Balance at December 31, 2009	**127,441,943**	**—**	**$329,402**	**$ 617,938**	**$322,181**	**$(438,004)**	**$ —**	**$ 831,517**	**$ 38,970**	**$ 870,487**
Net income	—	—	—	—	215,407	—	—	215,407	15,302	230,709
Other comprehensive income, net of tax	—	—	—	—	—	(26,500)	—	(26,500)	1,415	(25,085)
Issuance of registered shares upon exercise of stock options	1,185,186	—	3,638	22,164	—	—	—	25,802	—	25,802
Issuance of registered shares upon vesting of restricted awards	321,493	—	1,012	(1,012)	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(8,031)	(8,031)
Share-based compensation expense	—	—	—	20,631	—	—	—	20,631	—	20,631
Excess tax benefit related to share-based compensation	—	—	—	18	—	—	—	18	—	18
Repurchase of Shares	—	4,312,710	—	—	—	—	(99,182)	(99,182)	—	(99,182)
Balance at December 31, 2010	**128,948,622**	**4,312,710**	**$334,052**	**$ 659,739**	**$537,588**	**$(464,504)**	**$ (99,182)**	**$ 967,693**	**$ 47,656**	**$1,015,349**
Net income	—	—	—	—	162,383	—	—	162,383	14,345	176,728
Other comprehensive income, net of tax	—	—	—	—	—	(65,564)	—	(65,564)	(2,828)	(68,392)
Issuance of registered shares upon exercise of stock options	414,361	—	1,334	9,557	—	—	—	10,891	—	10,891
Issuance of registered shares upon vesting of restricted awards	479,150	—	1,570	(1,570)	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(11,373)	(11,373)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	—	125	125
Share-based compensation expense	—	—	—	21,791	—	—	—	21,791	—	21,791
Excess tax shortfall related to share-based compensation	—	—	—	(57)	—	—	—	(57)	—	(57)
Repurchase of shares	—	17,240,420	—	—	—	—	(409,390)	(409,390)	—	(409,390)
Retirement of shares	(4,312,710)	(4,312,710)	(15,775)	(83,407)	—	—	99,182	—	—	—
Balance at December 31, 2011	**125,529,423**	**17,240,420**	**$321,181**	**$ 606,053**	**$699,971**	**$(530,068)**	**$(409,390)**	**$ 687,747**	**$ 47,925**	**$ 735,672**
Net income	—	—	—	—	136,022	—	—	136,022	13,874	149,896
Other comprehensive income, net of tax	—	—	—	—	—	(37,535)	—	(37,535)	(95)	(37,630)
Issuance of registered shares upon exercise of stock options	48,623	—	158	649	—	—	—	807	—	807
Issuance of registered shares upon vesting of restricted awards	363,392	—	1,179	(1,179)	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(18,301)	(18,301)
Share-based compensation expense	—	—	—	18,023	—	—	—	18,023	—	18,023
Excess tax shortfall related to share-based compensation	—	—	—	(98)	—	—	—	(98)	—	(98)
Repurchase of shares	—	4,259,429	—	—	—	—	(90,976)	(90,976)	—	(90,976)
Retirement of shares	(17,240,420)	(17,240,420)	(52,885)	(356,505)	—	—	409,390	—	—	—
Balance at December 31, 2012	**108,701,018**	**4,259,429**	**$269,633**	**$ 266,943**	**$835,993**	**$(567,603)**	**$ (90,976)**	**$ 713,990**	**$ 43,403**	**$ 757,393**

See notes to consolidated financial statements.

FOSTER WHEELER AG AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands of dollars)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 149,896	$ 176,728	$ 230,709
Adjustments to reconcile net income to cash flows from operating activities:			
Depreciation and amortization	66,531	49,456	54,155
Gain on curtailment of defined benefit pension plans	—	—	(19,562)
Gain on repayment of project debt	—	—	(21,865)
Net asbestos-related provision	30,505	9,915	15,823
Share-based compensation expense	21,623	21,849	22,996
Excess tax shortfall/(benefit) related to share-based compensation	98	57	(18)
Deferred income tax (benefit)/provision	(9,669)	(16,316)	33,241
(Gain)/loss on sale of assets	(183)	(974)	316
Dividends, net of equity in earnings of unconsolidated affiliates/ (Equity in earnings of unconsolidated affiliates, net of dividends)	3,012	8,017	(8,076)
Other noncash items, net	936	—	1,678
Changes in assets and liabilities:			
(Increase)/decrease in receivables	(153,957)	127,113	(54,945)
Net change in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts	(56,870)	(126,000)	140,756
Increase/(decrease) in accounts payable and accrued expenses	44,724	10,324	(87,929)
Increase/(decrease) in income taxes payable	23,082	3,503	(31,200)
Net change in other current assets and liabilities	51	(4,825)	5,818
Decrease in pension, postretirement and other employee benefits	(23,850)	(73,464)	(89,498)
Net change in asbestos-related assets and liabilities	(8,993)	(7,898)	(718)
Net change in other long-term assets and liabilities	6,365	8,261	(13,013)
Net cash provided by operating activities	**93,301**	**185,746**	**178,668**
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments related to acquisition of businesses, net of cash acquired	(69,675)	(29,376)	(4,191)
Change in restricted cash	(18,607)	(18,646)	6,017
Capital expenditures	(35,157)	(28,080)	(23,278)
Proceeds from sale of investments and other assets	588	2,157	5,087
Investments in and advances to unconsolidated affiliates	(2,003)	—	—
Return of investment from unconsolidated affiliates	6,207	2	3,232
Purchase of short-term investments	—	(1,546)	—
Proceeds from sale of short-term investments	1,255	—	19
Net cash used in investing activities	**(117,392)**	**(75,489)**	**(13,114)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchase of shares	(90,976)	(409,390)	(99,182)
Distributions to noncontrolling interests	(18,301)	(11,373)	(8,031)
Proceeds from capital contribution from noncontrolling interests	—	138	—
Proceeds from stock options exercised	807	11,910	25,748
Excess tax (shortfall)/benefit related to share-based compensation	(98)	(57)	18
Payment of deferred financing costs	(3,993)	—	(4,504)
Proceeds from issuance of debt	—	—	2,197
Repayment of debt and capital lease obligations	(13,017)	(12,530)	(16,740)
Net cash used in financing activities	**(125,578)**	**(421,302)**	**(100,494)**
Effect of exchange rate changes on cash and cash equivalents	13,942	(28,069)	(5,055)
(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(135,727)	(339,114)	60,005
Cash and cash equivalents at beginning of year	718,049	1,057,163	997,158
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 582,322**	**$ 718,049**	**$1,057,163**
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 10,724	$ 12,193	$ 13,861
Income taxes	$ 62,919	$ 82,265	$ 76,635

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation — The fiscal year of Foster Wheeler AG ends on December 31 of each calendar year. Foster Wheeler AG's fiscal quarters end on the last day of March, June and September. The fiscal years of our non-U.S. operations are the same as the parent's. The fiscal year of our U.S. operations is the 52- or 53-week annual accounting period ending on the last Friday in December.

Certain prior period amounts have been reclassified to conform to the current year presentation.

Principles of Consolidation — The consolidated financial statements include the accounts of Foster Wheeler AG and all U.S. and non-U.S. subsidiaries as well as certain entities in which we have a controlling interest. Intercompany transactions and balances have been eliminated. See below "—*Variable Interest Entities*" for further information related to the consolidation of variable interest entities.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Changes in estimates are reflected in the periods in which they become known. Significant estimates are used in accounting for long-term contracts including estimates of total costs, progress toward completion and customer and vendor claims, employee benefit plan obligations and share-based compensation plans. In addition, we also use estimates when accounting for uncertain tax positions and deferred taxes, asbestos liabilities and expected recoveries and when assessing goodwill for impairment, among others.

Revenue Recognition on Long-Term Contracts — Revenues and profits on long-term contracts are recorded under the percentage-of-completion method.

Progress towards completion on fixed-price contracts is measured based on physical completion of individual tasks for all contracts with a value of $5,000 or greater. For contracts with a value less than $5,000, progress toward completion is measured based on the ratio of costs incurred to total estimated contract costs (the cost-to-cost method).

Progress towards completion on cost-reimbursable contracts is measured based on the ratio of quantities expended to total forecasted quantities, typically man-hours. Incentives are also recognized on a percentage-of-completion basis when the realization of an incentive is assessed as probable. We include flow-through costs consisting of materials, equipment or subcontractor services as both operating revenues and cost of operating revenues on cost-reimbursable contracts when we have overall responsibility as the contractor for the engineering specifications and procurement or procurement services for such costs. There is no contract profit impact of flow-through costs as they are included in both operating revenues and cost of operating revenues.

Contracts in process are stated at cost, increased for profits recorded on the completed effort or decreased for estimated losses, less billings to the customer and progress payments on uncompleted contracts. A full provision for loss contracts is made at the time the loss becomes probable regardless of the stage of completion.

At any time, we have numerous contracts in progress, all of which are at various stages of completion. Accounting for revenues and profits on long-term contracts requires estimates of total contract costs and estimates of progress toward completion to determine the extent of revenue and profit recognition. These estimates may be revised as additional information becomes available or as specific project circumstances change. We review all of our material contracts on a monthly basis and revise our estimates as appropriate for developments such as earning project incentive bonuses, incurring or expecting to incur contractual liquidated damages for performance or schedule issues, providing services and purchasing third-party materials and equipment at costs differing from those previously estimated and testing completed facilities, which, in turn, eliminates or confirms

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

completion and warranty-related costs. Project incentives are recognized when it is probable they will be earned. Project incentives are frequently tied to cost, schedule and/or safety targets and, therefore, tend to be earned late in a project's life cycle.

Changes in estimated final contract revenues and costs can either increase or decrease the final estimated contract profit. In the period in which a change in estimate is recognized, the cumulative impact of that change is recorded based on progress achieved through the period of change. The following table summarizes the number of separate projects that experienced final estimated contract profit revisions with an impact on contract profit in excess of $1,000 relating to the revaluation of work performed in prior periods:

	2012	2011	2010
Number of separate projects	33	43	46
Net increase in contract profit from the regular revaluation of final estimated contract profit revisions	$66,000	$35,200	$56,800

The changes in final estimated contract profit revisions for our Global Power Group were increased during 2012 for a favorable settlement with a subcontractor of approximately $6,900. The changes in final estimated contract profit revisions during 2011 included the impact of two out-of-period corrections for reductions of final estimated profit totaling $7,800, which included final estimated profit reductions in our Global Engineering and Construction Group ("Global E&C Group") and our Global Power Group of $3,200 and $4,600, respectively. The corrections were recorded in 2011 as they were not material to previously issued financial statements, nor were they material to the 2011 financial statements. Please see Note 14 for further information related to changes in final estimated contract profit and the impact on business segment results.

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, disputed or unapproved change orders as to both scope and price or other causes of unanticipated additional costs. We record claims as additional contract revenue if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. These two requirements are satisfied by the existence of all of the following conditions: the contract or other evidence provides a legal basis for the claim; additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in our performance; costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed; and the evidence supporting the claim is objective and verifiable. If such requirements are met, revenue from a claim may be recorded only to the extent that contract costs relating to the claim have been incurred. Costs attributable to claims are treated as costs of contract performance as incurred and are recorded in contracts in process. Our consolidated financial statements included commercial claims of $8,800 and $6,700 as of December 31, 2012 and 2011, respectively, while substantially all costs had been incurred as of each respective date.

In certain circumstances, we may defer pre-contract costs when it is probable that these costs will be recovered under a future contract. Such deferred costs would then be included in contract costs upon execution of the anticipated contract. Deferred pre-contract costs were inconsequential as of December 31, 2012 and 2011.

Certain special-purpose subsidiaries in our Global Power Group business segment are reimbursed by customers for their costs of building and operating certain facilities over the lives of the corresponding service contracts. Depending on the specific legal rights and obligations under these arrangements, in some cases those reimbursements are treated as operating revenues at gross value and other cases as a reduction of cost.

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

Cash and Cash Equivalents — Cash and cash equivalents include highly liquid short-term investments with original maturities of three months or less at the date of acquisition. We are dependent on cash repatriations from our subsidiaries to cover payments and expenses of our parent holding company in Switzerland, to cover cash needs related to our asbestos-related liability and other overhead expenses in the U.S. and, at our discretion, specific liquidity needs, such as funding acquisitions and our share repurchase program. Cash and cash equivalents of $470,546 and $588,307 were held by our non-U.S. entities as of December 31, 2012 and 2011, respectively. These entities require a portion of these funds to support their liquidity and working capital needs, as well as to comply with required minimum capitalization requirements and, in some cases, contractual restrictions. Accordingly, a portion of these funds may not be readily available for repatriation to our entities in Switzerland or the U.S.

Trade Accounts Receivable — Trade accounts receivable represent amounts billed to customers. In accordance with terms under our long-term contracts, our customers may withhold certain percentages of such billings until completion and acceptance of the work performed, which we refer to as retention receivables. Final payment of retention receivables might not be received within a one-year period. In conformity with industry practice, however, the full amount of accounts receivable, including such amounts withheld, are included in current assets on the consolidated balance sheet. Please see Note 3 for more detailed information regarding our retention receivable balances.

Trade accounts receivable are continually evaluated for collectibility. Provisions are established on a project-specific basis when there is an issue associated with the client's ability to make payments or there are circumstances where the client is not making payment due to contractual issues.

Contracts in Process and Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts — Under long-term contracts, amounts recorded in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts may not be realized or paid, respectively, within a one-year period. In conformity with relevant industry accounting standards, however, the full amount of contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts is included in current assets and current liabilities, respectively on the consolidated balance sheet.

Inventories — Inventories, principally materials and supplies, are stated at the lower of cost or market, determined primarily on the average-cost method. We had inventories of $18,414 and $16,738 as of December 31, 2012 and 2011, respectively. Such amounts are recorded within other current assets on the consolidated balance sheet.

Land, Buildings and Equipment — Depreciation is computed on a straight-line basis using estimated lives ranging from 10 to 50 years for buildings and from 3 to 35 years for equipment. Depreciation expense is allocated to cost of operating revenues or selling, general and administrative expenses based on the manner in which the underlying assets are deployed. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or other disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses, if any, are reflected in earnings.

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

Restricted Cash — The following table details our restricted cash balances held by our entities:

	December 31, 2012			December 31, 2011		
	Non-U.S.	U.S.	Total	Non-U.S.	U.S.	Total
Held by special-purpose entities and restricted for debt service payments	$17,970	$ 273	$18,243	$ 9,539	$ 271	$ 9,810
Held to collateralize letters of credit and bank guarantees	1,542	7,101	8,643	10,226	—	10,226
Client dedicated accounts	32,225	3,918	36,143	20,612	3,446	24,058
Total	**$51,737**	**$11,292**	**$63,029**	**$40,377**	**$3,717**	**$44,094**

Investments in and Advances to Unconsolidated Affiliates — We use the equity method of accounting for affiliates in which our investment ownership ranges from 20% to 50% unless significant economic or governance considerations indicate that we are unable to exert significant influence in which case the cost method is used. The equity method is also used for affiliates in which our investment ownership is greater than 50% but we do not have a controlling interest. Currently, all of our investments in affiliates in which our investment ownership is 20% or greater and that are not consolidated are recorded using the equity method. Affiliates in which our investment ownership is less than 20% are carried at cost.

Variable Interest Entities — We sometimes form separate legal entities such as corporations, partnerships and limited liability companies in connection with the execution of a single contract or project. Upon formation of each separate legal entity, we perform an evaluation to determine whether the new entity is a variable interest entity, or VIE, and whether we are the primary beneficiary of the new entity, which would require us to consolidate the new entity in our financial results. We reassess our initial determination on whether the entity is a VIE upon the occurrence of certain events and whether we are the primary beneficiary as outlined in current accounting guidelines. If the entity is not a VIE, we determine the accounting for the entity under the voting interest accounting guidelines.

An entity is determined to be a VIE if either (a) the total equity investment is not sufficient for the entity to finance its own activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (such as the ability to make decisions through voting or other rights or the obligation to absorb losses or the right to receive benefits), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb losses of the entity and/or their rights to receive benefits of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

As of December 31, 2012 and 2011, we participated in certain entities determined to be VIEs, including a gas-fired cogeneration facility in Martinez, California and a refinery/electric power generation project in Chile. We consolidate the operations of the Martinez project while we record our participation in the project in Chile on the equity method of accounting.

Please see Note 5 for further information regarding our participation in these projects.

Goodwill and Other Intangible Assets — Goodwill arising from business acquisitions is allocated to the appropriate reporting unit on a relative fair value basis at the time of acquisition. Other intangible assets consist principally of patents, trademarks, customer relationships, pipeline, backlog and technology and are amortized over their respective estimated useful lives and reviewed for impairment together with other tangible long-lived

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

assets whenever events or circumstances indicate that an impairment may exist. The estimated remaining useful lives of our other intangible assets as of December 31, 2012 ranged from: patents 4 to 11 years; trademarks 2 to 23 years; customer relationships, pipeline and backlog 3 to 15 years; and technology up to 6 years.

We test goodwill for impairment at the reporting unit level, which we have determined to be the components one level below our operating segments, as these components constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components. Presently, goodwill exists in four of our reporting units — one within our Global Power Group business segment and three within our Global E&C Group business segment.

We first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the reporting unit is greater than its carrying amount; if so, no further assessments are performed. For reporting units where that is not the case, we perform a goodwill impairment test. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step compares the implied fair value of the reporting unit's goodwill, based on a hypothetical purchase price allocation, with the carrying amount of that goodwill. In the fourth quarter of each year, we evaluate goodwill at each reporting unit based on assumptions used to estimate the fair value of our reporting units and assess recoverability, and impairments, if any, are recognized in earnings. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill. As of December 31, 2012 and 2011, the estimated fair value of each of the reporting units was sufficiently in excess of its carrying values even after conducting various sensitivity analyses on key assumptions, such that no adjustment to the carrying values of goodwill was required.

Intangible assets with determinable useful lives are amortized over their respective estimated useful lives and reviewed for impairment together with other tangible long-lived assets whenever events or circumstances indicate that an impairment may exist.

Income Taxes — Deferred tax assets/liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates as of the date of enactment.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating our ability to realize our deferred tax assets within the various tax jurisdictions in which they arise, we consider all available positive and negative evidence, including scheduled reversals of taxable temporary differences, projected future taxable income, tax planning strategies and recent financial performance. Projecting future taxable income requires significant assumptions about future operating results, as well as the timing and character of taxable income in numerous jurisdictions.

We do not make a provision for incremental income taxes on subsidiary earnings, which have been retained in the subsidiary's country of domicile, if we expect such earnings to be indefinitely reinvested in that jurisdiction. Unremitted earnings of our subsidiaries, that have been, or are intended to be, permanently reinvested (and for which no incremental income tax has been provided) aggregated $288,000 as of December 31, 2012. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

The tax benefits recognized in the financial statements from such a position are based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

We recognize interest accrued on the potential tax liability related to unrecognized tax benefits in interest expense, and we recognize any potential penalties in other deductions, net on our consolidated statement of operations.

Foreign Currency — The functional currency of Foster Wheeler AG is the U.S. dollar. The functional currency of our non-U.S. operations is typically the local currency of their country of domicile. Assets and liabilities of non-U.S. entities are translated into U.S. dollars, our reporting currency, at period-end exchange rates with the resulting translation adjustment recorded as a separate component within accumulated other comprehensive loss. Income and expense accounts and cash flows are translated at weighted-average exchange rates for the period.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other deductions, net on our consolidated statement of operations. The net balance of our foreign currency transaction gains and losses for 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Net foreign currency transaction gains/(losses)	$874	$1,105	$(5,778)
Net foreign currency transaction gains/(losses), net of tax	$617	$ 830	$(4,367)

Fair Value Measurements — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial Accounting Standards Board Accounting Standards Codification, or FASB ASC, 820-10 defines fair value, establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value and provides guidance on required disclosures about fair value measurements. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Our financial assets and liabilities that are recorded at fair value on a recurring basis consist primarily of the assets or liabilities arising from derivative financial instruments and defined benefit pension plan assets. See Note 10 for further information regarding our derivative financial instruments and Note 8 for further information regarding our defined benefit pension plan assets.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

Financial instruments valued independent of the fair value hierarchy:

- Cash, Cash Equivalents and Restricted Cash — The carrying value of our cash, cash equivalents and restricted cash approximates fair value because of the demand nature of many of our deposits or short-term maturity of these instruments.

Financial instruments valued within the fair value hierarchy:

- Short-term Investments — Short-term investments primarily consist of deposits with maturities in excess of three months but less than one year. Short-term investments are carried at cost plus accrued interest, which approximates fair value.

1. Summary of Significant Accounting Policies — *(Continued)*

- Long-term Debt — We estimate the fair value of our long-term debt (including current installments) based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities using level 2 inputs.
- Foreign Currency Forward Contracts — We estimate the fair value of foreign currency forward contracts by obtaining quotes from financial institutions or market transactions in either the listed or over-the-counter markets. Our estimate of the fair value of foreign currency forward contracts also includes an assessment of non-performance by our counterparties. We further corroborate the valuations with observable market data using level 2 inputs.
- Interest Rate Swaps — We estimate the fair value of our interest rate swaps based on quotes obtained from financial institutions, which we further corroborate with observable market data using level 2 inputs.
- Defined Benefit Pension Plan Assets — We estimate the fair value of investments in equity securities at each year-end based on quotes obtained from financial institutions. The fair value of investments in commingled funds, invested primarily in debt and equity securities, is based on the net asset values communicated by the respective asset manager. We further corroborate the above valuations with observable market data using level 1 and 2 inputs. Additionally, we hold investments in private investment funds that are valued at net asset value as communicated by the asset manager using level 3 unobservable market data inputs.

External Legal Fees — External legal fees are expensed as incurred and recorded in other deductions, net on our consolidated statement of operations with the exception of external legal fees associated with asbestos defense costs (please refer to Note 16 for further information related to our accounting for asbestos defense costs). We incurred external legal fees, excluding asbestos defense costs, of approximately $16,100, $17,800 and $17,800 for 2012, 2011 and 2010, respectively, which include external legal fees related to project claims.

Restrictions on Shareholders' Dividends — We have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends. Our current senior unsecured credit agreement contains limitations on cash dividend payments.

Retirement of Shares under Share Repurchase Program — Under Swiss law, the cancellation of shares previously repurchased under our share repurchase program must be approved by our shareholders. Repurchased shares remain as treasury shares on our balance sheet until cancellation.

Any repurchases will be made at our discretion in compliance with applicable securities laws and other legal requirements and will depend on a variety of factors, including market conditions, share price and other factors. The program does not obligate us to acquire any particular number of shares. The program has no expiration date and may be suspended or discontinued at any time.

All treasury shares are carried at cost on the consolidated balance sheet until the cancellation of the shares has been approved by our shareholders and the cancellation is registered with the commercial register of the Canton of Zug in Switzerland. Upon the effectiveness of the cancellation of the shares, the cost of the shares cancelled will be removed from treasury shares on the consolidated balance sheet, the par value of the cancelled shares will be removed from registered shares on the consolidated balance sheet, and the excess of the cost of the treasury shares above par value will be removed from paid-in capital on the consolidated balance sheet.

Once repurchased, treasury shares are no longer considered outstanding, which results in a reduction to the weighted-average number of shares outstanding during the reporting period when calculating earnings per share, as described below.

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

Earnings per Share — Basic earnings per share amounts have been computed based on the weighted-average number of shares outstanding during the reporting period.

Diluted earnings per share amounts have been based on the combination of the weighted-average number of shares outstanding during the reporting period and the impact of dilutive securities, if any, such as outstanding stock options and the non-vested portion of restricted stock units and performance-based restricted stock units (collectively, "restricted awards") to the extent such securities are dilutive.

In profitable periods, outstanding stock options have a dilutive effect under the treasury stock method when the average share price for the period exceeds the assumed proceeds from the exercise of the option. The assumed proceeds include the exercise price, compensation cost, if any, for future service that has not yet been recognized in the consolidated statement of operations, and any tax benefits that would be recorded in paid-in capital when the option is exercised. Under the treasury stock method, the assumed proceeds are assumed to be used to repurchase shares in the current period. The dilutive impact of the non-vested portion of restricted awards is determined using the treasury stock method, but the proceeds include only the unrecognized compensation cost and tax benefits as assumed proceeds.

The computations of basic and diluted earnings per share were as follows:

	2012	2011	2010
Net income attributable to Foster Wheeler AG	$ 136,022	$ 162,383	$ 215,407
Basic weighted-average number of shares outstanding	107,054,284	120,085,704	126,032,130
Effect of dilutive securities	259,255	418,779	544,725
Diluted weighted-average number of shares outstanding	107,313,539	120,504,483	126,576,855
Earnings per Share:			
Basic	$ 1.27	$ 1.35	$ 1.71
Diluted	$ 1.27	$ 1.35	$ 1.70

The following table summarizes options not included in the calculation of diluted earnings per share as the assumed proceeds from those options, on a per share basis, were greater than the average share price for the period, which would result in an antidilutive effect on diluted earnings per share:

	2012	2011	2010
Options not included in the computation of diluted earnings per share	1,860,018	1,304,190	2,141,454

2. Business Combinations

Subsequent to the 2012 fiscal year-end of our U.S. operations, we acquired a U.S.-based firm that specializes in the management of construction and commissioning of pharmaceutical and biotech facilities and which also has the capabilities to manage the full engineering, procurement and construction management of such facilities. In addition, the acquired business has the ability to provide modular project delivery services on a worldwide basis through its participation in a project-services partnership. At closing, we paid $25,500 cash consideration, subject to customary working capital adjustments, as specified in the sale and purchase agreement. The sale and purchase agreement also included an earnout provision for additional consideration with an esti-

(amounts in thousands of dollars, except share data and per share amounts)

2. Business Combinations — *(Continued)*

mated maximum of approximately $6,600, depending on the acquired company's performance, as defined in the sale and purchase agreement, over a period of approximately 5 years subsequent to the acquisition date. The earnout will be reported as compensation expense in periods subsequent to the acquisition rather than as part of the purchase price for the business. The purchase price allocation and pro forma information for this acquisition are not anticipated to be significant to our consolidated financial statements. During the first quarter of 2013, we expect to record an aggregate increase to goodwill and other intangible assets of approximately $25,000 in connection with the acquisition. The assets, liabilities and results of operations of the acquired business will be included within our Global E&C Group business segment.

In November 2012, we acquired all of the outstanding shares of a privately held multi-discipline full service engineering, procurement, and construction management company located in North America. Cash consideration we paid at closing was $68,800, subject to customary working capital adjustments, as specified in the sale and purchase agreement. The sale and purchase agreement also included an earnout provision for additional consideration with an estimated maximum of approximately $20,000, depending on the acquired company's performance, as defined in the sale and purchase agreement, over a period of approximately 5 years subsequent to the acquisition date. The earnout will be reported as compensation expense in periods subsequent to the acquisition rather than as part of the purchase price for the business. The preliminary purchase price allocation has been included in the balance sheet as of December 31, 2012. Results of operations since the acquisition date were not significant to our consolidated financial statements, nor is the pro forma impact assuming the acquisition had occurred as of the beginning of the year. The assets, liabilities and results of operations of the acquired business have been included within our Global E&C Group business segment.

In December 2011, we acquired the stock of Graf-Wulff GmbH, a company based in Germany, for a purchase price of approximately €22,300 (approximately $29,400 at the exchange rate on the date of the acquisition), net of cash acquired. The acquired company designs, manufactures and installs equipment which utilizes circulating dry ash flue gas scrubbing technology for all types of steam generators in the power and industrial sectors. The purchase price allocation and pro forma information for this acquisition were not significant to our consolidated financial statements. This company's financial results are included within our Global Power Group business segment.

In December 2010, we acquired the assets of a proprietary sulfur recovery technology business for $1,000. The sulfur recovery technology is used to treat gas streams containing hydrogen sulfide for the purpose of reducing the sulfur content of fuel products and to recover a saleable sulfur by-product. The acquisition included patents, know-how and skilled personnel. The purchase price allocation and pro forma information for this acquisition were not significant to our consolidated financial statements. This company's financial results are included within our Global E&C Group business segment.

(amounts in thousands of dollars, except share data and per share amounts)

3. Accounts and Notes Receivable, net

The following table shows the components of trade accounts and notes receivable:

	December 31, 2012	December 31, 2011
Receivables from long-term contracts due within one year	$602,731	$421,223
Retention receivables estimated to be due in:		
One year	18,028	17,171
Two years and thereafter	560	2,862
Total retention receivables	18,588	20,033
Trade accounts and notes receivable, gross	621,319	441,256
Less: Allowance for doubtful accounts	(10,624)	(13,272)
Trade accounts and notes receivable, net	**$610,695**	**$427,984**

We have not recorded a provision for the outstanding retention receivable balances as of December 31, 2012 and 2011.

The following table shows the components of other accounts and notes receivable, net:

	December 31, 2012	December 31, 2011
Asbestos insurance receivable	$34,648	$46,354
Refundable value-added tax	21,712	23,078
Other	30,621	28,063
Other accounts and notes receivable, net	**$86,981**	**$97,495**

4. Land, Buildings and Equipment

Land, buildings and equipment are stated at cost and are set forth below:

	December 31, 2012	December 31, 2011
Land and land improvements	$ 19,168	$ 18,544
Buildings	303,636	289,084
Furniture, fixtures and equipment	509,186	491,741
Construction in progress	3,886	5,461
Land, buildings and equipment, gross	835,876	804,830
Less: Accumulated depreciation	(501,735)	(462,843)
Land, buildings and equipment, net	**$ 334,141**	**$ 341,987**

(amounts in thousands of dollars, except share data and per share amounts)

4. Land, Buildings and Equipment — *(Continued)*

Depreciation expense for 2012, 2011 and 2010 was $54,310, $42,073, and $46,833, respectively. During 2012, we recorded an impairment charge of $11,455 recognized in connection with our Camden, New Jersey waste-to-energy facility within our Global Power Group business segment. The impairment charge included estimates related to the continued operation of the facility and potential sale of the facility and was recorded as depreciation expense within cost of operating revenues on our consolidated statement of operations. After recording the impairment charge, the carrying value of the facility's fixed assets approximated fair value.

We own certain office and manufacturing facilities in Finland that contain asbestos. We are required to remove the asbestos from such facilities if such facilities are significantly renovated or demolished. At present, there are no plans to undertake a major renovation that would require the removal of the asbestos or the demolition of the facilities. We do not have sufficient information to estimate the fair value of the asset retirement obligation because the settlement date or the range of potential settlement dates has not been specified and information is not currently available to apply an expected present value technique. We will recognize a liability in the period in which sufficient information is available to reasonably estimate the fair value of the asset retirement obligation.

5. Investments

Investment in Unconsolidated Affiliates

We own a noncontrolling interest in two electric power generation projects, one waste-to-energy project and one wind farm project, which are all located in Italy, and in a refinery/electric power generation project, which is located in Chile. We also own a 50% noncontrolling interest in a project in Italy which generates earnings from royalty payments linked to the price of natural gas. Based on the outstanding equity interests of these entities, we own 41.65% of each of the two electric power generation projects in Italy, 39% of the waste-to-energy project and 50% of the wind farm project. We have a notional 85% equity interest in the project in Chile; however, we are not the primary beneficiary as a result of participation rights held by the minority shareholder. In determining that we are not the primary beneficiary, we considered the minority shareholder's right to approve activities of the project that most significantly impact the project's economic performance which include the right to approve or reject the annual financial (capital and operating) budget and the annual operating plan, the right to approve or reject the appointment of the general manager and senior management, and approval rights with respect to capital expenditures beyond those included in the annual budget.

On February 27, 2010, an earthquake occurred off the coast of Chile that caused significant damage to our unconsolidated affiliate's facility in Chile. As a result of the damage, the project's facility suspended normal operating activities on that date and subsequently filed a claim with its insurance carrier for property damage and business interruption recoveries. The property damage and business interruption insurance recoveries were sufficient to cover the costs of repairing the facility and to substantially compensate our unconsolidated affiliate for the loss of profits while the facility suspended normal operating activities. Our unconsolidated affiliate collected substantially all of the remaining amounts due under its property damage and business interruption insurance claims during the third quarter of 2012. The facility achieved normal operating activities in the third quarter of 2011.

The summarized financial information presented below for the project in Chile includes an estimated recovery under a property damage insurance policy and an estimated recovery under a business interruption insurance policy for the balance sheet data as of December 31, 2011 and the income statement data for years 2011 and 2010. The estimates include an estimated recovery under a property damage insurance policy sufficient to cover

(amounts in thousands of dollars, except share data and per share amounts)

5. Investments — *(Continued)*

the costs that have been incurred to repair the facility and an estimated recovery under a business interruption insurance policy for fixed costs along with an estimated recovery for lost profits during the period that the facility suspended normal operating activities. As noted above, substantially all of the remaining amounts due under our unconsolidated affiliate's property damage and business interruption insurance claims were collected during the third quarter of 2012 and covered the estimated recoveries under the property damage and business interruption insurance claims.

We account for these investments in Italy and Chile under the equity method. The following is summarized financial information for these entities (each as a whole) based on where the projects are located:

	December 31, 2012		December 31, 2011	
	Italy	Chile	Italy	Chile
Balance Sheet Data :				
Current assets	$142,584	$137,626	$168,501	$130,880
Other assets (primarily buildings and equipment)	358,366	98,550	366,414	108,165
Current liabilities	91,085	60,082	82,164	55,590
Other liabilities (primarily long-term debt)	214,025	23,061	232,356	45,105
Net assets	195,840	153,033	220,395	138,350

	2012		2011		2010	
	Italy	Chile	Italy	Chile	Italy	Chile
Income Statement Data:						
Total revenues	$147,200	$93,460	$157,411	$80,692	$520,907	$48,337
Gross profit/(loss)	13,223	54,350	49,520	33,284	26,996	(1,639)
Income before income taxes	3,726	58,093	37,728	57,594	11,046	34,244
Net earnings/(loss)	2,743	42,048	22,238	44,230	(17)	28,422

Our investment in these unconsolidated affiliates is recorded within investments in and advances to unconsolidated affiliates on the consolidated balance sheet and our equity in the net earnings of these unconsolidated affiliates is recorded within other income, net on the consolidated statement of operations. The investments and equity earnings of our unconsolidated affiliates in Italy and Chile are included in our Global E&C Group and Global Power Group business segments, respectively.

Our consolidated financial statements reflect the following amounts related to our unconsolidated affiliates in Italy and Chile:

	2012	2011	2010
Equity in the net earnings of unconsolidated affiliates	$23,012	$40,615	$23,009
Distributions from equity affiliates	$31,917	$47,659	$18,055

	December 31, 2012	December 31, 2011
Investments in unconsolidated affiliates	$187,363	$195,033

(amounts in thousands of dollars, except share data and per share amounts)

5. Investments — *(Continued)*

Our share of the undistributed retained earnings of our equity investees amounted to approximately $110,200 and $118,800 as of December 31, 2012 and 2011, respectively.

Our equity earnings from our projects in Italy were $2,725, $9,744 and $2,339 in 2012, 2011 and 2010, respectively. Our equity earnings during 2012, compared to 2011, were unfavorably impacted by the results of one of our projects in Italy that recorded a charge to establish a reserve against its receivable balance for emission rights earned prior to 2012 and decreased earnings as a result of an extended facility maintenance shutdown during 2012.

During 2010, two of our equity interest investments in electric power generation projects in Italy, Centro Energia Teverola S.p.A., or CET, and Centro Energia Ferrara S.p.A., or CEF, in which we hold 41.65% of the shares in each company, terminated long-term incentivized power off-take agreements that they had in place with the Authority for Energy. In light of the termination of the power off-take agreements, we and our respective partners at CET and CEF reviewed the economic viability of each plant. As a result, a decision was made to shut down the CET plant effective January 1, 2011. Following the termination of the power off-take agreement, we and our partner in CEF decided to continue to operate the CEF plant at least temporarily on a merchant basis while we considered a possible sale of the plant. As a result of the foregoing operating decisions, CET and CEF recorded impairment charges during the fourth quarter of 2010 to write down their fixed assets to fair value in their financial statements. Additionally, during the fourth quarter of 2010, our investments in CET and CEF were reduced by equity losses based on CET's and CEF's 2010 financial results, inclusive of the respective impairment charges. As a result of the foregoing, the carrying value of our CET and CEF investments approximated fair value at December 31, 2010.

We and our partner in CEF have concluded we will continue to operate the plant while continuing to consider the long-term economic viability of the plant or potential disposal options.

Our equity earnings from our CET and CEF investments during 2012 and 2011 were insignificant. Our equity loss from our CET and CEF investments during 2010 totaled $8,200, inclusive of the 2010 impairment charges totaling $13,200.

Our equity earnings from our project in Chile were $20,287, $30,871 and $20,670 in 2012, 2011 and 2010, respectively. The decrease in equity earnings in 2012, compared to 2011, was primarily driven by the impact of lower marginal rates for electrical power generation and the impact of a higher statutory tax rate in Chile, partially offset by an increase in the project's volume of electricity produced in 2012.

Equity earnings in 2011 and 2010 included our equity interest in the after tax estimated recovery under our project in Chile's business interruption insurance policy which covered the period from the date of the earthquake through the period when the facility resumed normal operating activities.

We have guaranteed certain performance obligations of our project in Chile. We have a contingent obligation, which is measured annually based on the operating results of our project in Chile for the preceding year and is shared equally with our minority interest partner. We did not have a current payment obligation under this guarantee as of December 31, 2012.

In addition, we have provided a $10,000 debt service reserve letter of credit to cover debt service payments in the event that our project in Chile does not generate sufficient cash flows to make such payments. We are required to maintain the debt service reserve letter of credit during the term of our project in Chile's debt, which matures in 2014. As of December 31, 2012, no amounts have been drawn under this letter of credit and we do not anticipate any amounts being drawn under this letter of credit.

(amounts in thousands of dollars, except share data and per share amounts)

5. Investments — *(Continued)*

We also have a wholly-owned subsidiary that provides operations and maintenance services to our project in Chile, which included assessing the damage caused by the earthquake and the related repair while the facility suspended normal operating activities. We record the fees for operations and maintenance services in operating revenues on our consolidated statement of operations and the corresponding receivable in trade accounts and notes receivable on our consolidated balance sheet.

Our consolidated financial statements include the following balances related to our project in Chile:

	2012	2011	2010
Fees for operations and maintenance services (included in operating revenues)	$10,514	$10,655	$9,841

	December 31, 2012	December 31, 2011
Receivable from our unconsolidated affiliate in Chile (included in trade receivables)	$16,933	$8,881

We also have guaranteed the performance obligations of our wholly-owned subsidiary under the operations and maintenance agreement governing our project in Chile. The guarantee is limited to $20,000 over the life of the operations and maintenance agreement, which extends through 2016. No amounts have ever been paid under the guarantee.

Other Investments

We are the majority equity partner and general partner of a gas-fired cogeneration project in Martinez, California, which we have determined to be a VIE as of December 31, 2012 and 2011. We are the primary beneficiary of the VIE, since we have the power to direct the activities that most significantly impact the VIE's performance. These activities include the operations and maintenance of the facilities. Accordingly, as the primary beneficiary of the VIE, we have consolidated this entity. The aggregate net assets of this entity are presented below.

	December 31, 2012	December 31, 2011
Balance Sheet Data (excluding intercompany balances):		
Current assets	$15,610	$19,328
Other assets (primarily buildings and equipment)	39,194	39,760
Current liabilities	4,825	6,198
Other liabilities	5,452	4,462
Net assets	44,527	48,428

6. Goodwill and Other Intangible Assets

We have tracked accumulated goodwill impairments since December 29, 2001, the first day of fiscal year 2002 and our date of adoption of the accounting guidelines related to the assessment of goodwill for impairment. There were no accumulated goodwill impairment losses as of that date.

(amounts in thousands of dollars, except share data and per share amounts)

6. Goodwill and Other Intangible Assets — *(Continued)*

The following table provides the rollforward of our goodwill balances:

	December 31, 2012			December 31, 2011		
	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount
Global E&C Group:						
Balance at beginning of year	$ 40,286	$ (42)	$ 40,244	$ 40,446	$ (36)	$ 40,410
Goodwill acquired during the year	19,235	—	19,235	—	—	—
Foreign currency translation adjustment	(91)	—	(91)	(160)	(6)	(166)
Balance at end of year	**$ 59,430**	**$ (42)**	**$ 59,388**	**$ 40,286**	**$ (42)**	**$ 40,244**
Global Power Group:						
Balance at beginning of year	$176,026	$(104,150)	$ 71,876	$152,657	$(104,150)	$ 48,507
Goodwill acquired during the year	—	—	—	25,306	—	25,306
Foreign currency translation adjustment	2,254	—	2,254	(1,937)	—	(1,937)
Balance at end of year	**$178,280**	**$(104,150)**	**$ 74,130**	**$176,026**	**$(104,150)**	**$ 71,876**
Total:						
Balance at beginning of year	$216,312	$(104,192)	$112,120	$193,103	$(104,186)	$ 88,917
Goodwill acquired during the year	19,235	—	19,235	25,306	—	25,306
Foreign currency translation adjustment	2,163	—	2,163	(2,097)	(6)	(2,103)
Balance at end of year	**$237,710**	**$(104,192)**	**$133,518**	**$216,312**	**$(104,192)**	**$112,120**

In December 2012, we acquired a multi-discipline full service engineering, procurement, and construction management company located in North America, which is included within our Global E&C Group business segment. In December 2011, we acquired a company based in Germany that designs, manufactures and installs circulating dry ash flue gas scrubbing technology for all types of steam generators, which is included within our Global Power Group business segment. Please refer to Note 2 for further information regarding these acquisitions.

The following table provides our net carrying amount of goodwill by geographic region in which our reporting units are located:

	Global E&C Group		Global Power Group	
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Goodwill Net Carrying Amount:				
North America	$55,962	$39,357	$ 4,266	$ 4,266
Asia	858	887	—	—
Europe	2,568	—	69,864	67,610
Total	**$59,388**	**$40,244**	**$74,130**	**$71,876**

(amounts in thousands of dollars, except share data and per share amounts)

6. Goodwill and Other Intangible Assets — *(Continued)*

The following table sets forth amounts relating to our identifiable intangible assets:

	December 31, 2012			December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	$ 41,103	$(32,273)	$ 8,830	$ 40,920	$(30,237)	$10,683
Trademarks	64,582	(31,483)	33,099	63,711	(29,337)	34,374
Customer relationships, pipeline and backlog	72,050	(14,531)	57,519	30,586	(7,725)	22,861
Technology	6,594	(942)	5,652	6,468	—	6,468
Total	**$184,329**	**$(79,229)**	**$105,100**	**$141,685**	**$(67,299)**	**$74,386**

As of December 31, 2012, the net carrying amounts of our identifiable intangible assets were $50,647 for our Global Power Group and $54,453 for our Global E&C Group. Amortization expense related to identifiable intangible assets is recorded within cost of operating revenues on the consolidated statement of operations. Amortization expense related to assets other than identifiable intangible assets was not material in 2012, 2011 and 2010. The following table details amortization expense related to identifiable intangible assets by period:

	2012	2011	2010
Amortization expense	$11,440	$6,574	$ 6,496
Approximate full year amortization expense for years:			
2013			$14,700
2014			14,400
2015			10,300
2016			7,800
2017			7,400

(amounts in thousands of dollars, except share data and per share amounts)

7. Borrowings

The following table shows the components of our long-term debt:

	December 31, 2012			December 31, 2011		
	Current	Long-term	Total	Current	Long-term	Total
Capital Lease Obligations	$ 2,545	$ 53,780	$ 56,325	$ 2,463	$ 56,080	$ 58,543
Special-Purpose Limited Recourse Project Debt:						
FW Power S.r.l.	9,215	61,575	70,790	8,308	69,757	78,065
Energia Holdings, LLC at 11.443% interest, due April 15, 2015	1,912	7,396	9,308	1,912	9,308	11,220
Subordinated Robbins Facility Exit Funding Obligations:						
1999C Bonds at 7.25% interest, due October 15, 2024	—	1,283	1,283	—	1,283	1,283
Total	$13,672	$124,034	$137,706	$12,683	$136,428	$149,111
Estimated fair value			$155,718			$164,590

Interest Costs — Interest costs incurred in 2012, 2011, and 2010 were $10,894, $12,859, and $14,842, respectively.

Capital Lease Obligations — We have entered into a series of capital lease obligations, primarily for office buildings. Assets under capital lease obligations are summarized as follows:

	December 31, 2012	December 31, 2011
Buildings and improvements	$ 37,944	$ 37,619
Furniture, fixtures and equipment	2,344	2,249
Capital lease assets, gross	40,288	39,868
Less: Accumulated depreciation	(18,062)	(16,208)
Net assets under capital lease obligations	**$ 22,226**	**$ 23,660**

The following are the minimum lease payments to be made in each of the years indicated for our capital lease obligations as of December 31, 2012:

Years:	
2013	$ 7,989
2014	8,177
2015	8,232
2016	8,232
2017	8,589
Thereafter	51,902
Total minimum lease payments under capital lease obligations	**$93,121**

(amounts in thousands of dollars, except share data and per share amounts)

7. Borrowings — *(Continued)*

Special-Purpose Limited Recourse Project Debt — Special-purpose limited recourse project debt represents debt incurred to finance the construction of a cogeneration facility and wind farm projects in which we are the owner or majority-owner. Certain assets of each project collateralize the notes and/or bonds. Our obligations with respect to this debt are limited to contributing project equity during the construction phase of the projects and the guarantee of the operating performance of our project in Chile, described in Note 5.

FW Power S.r.l., which is the owner of certain electric power generating wind farms in Italy, has project financing for two wind farm projects under base facilities and value-added tax ("VAT") facilities. The base facilities bear interest at variable rates based upon 6-month Euribor plus a spread varying from 0.9% to 1.0% throughout the life of the debt and are repayable semi-annually based upon a pre-defined payment schedule through December 31, 2022. The VAT facilities bear interest based upon 6-month Euribor plus a spread of 0.5% and are repayable semi-annually based upon actual VAT received during commercial operation through December 31, 2013.

The debt is collateralized by certain revenues and assets of FW Power S.r.l. Our total borrowing capacity under the FW Power S.r.l. credit facilities is €75,300 (approximately $99,300 at the exchange rate as of December 31, 2012).

We have executed interest rate swap contracts that effectively convert approximately 90% of the base facilities to a weighted-average fixed interest rate of 4.48%. The swap contracts are in place through the life of the facilities. See Note 10, "Derivative Financial Instruments – Interest Rate Risk," for our accounting policy related to these interest rate swap contracts. The interest rates on the VAT facilities and the portion of the base facilities not subject to the interest rate swap contracts were 0.82% and 1.12%, respectively, as of December 31, 2012.

The Energia Holdings, LLC notes are collateralized by certain revenues and assets of a special-purpose subsidiary, which has an indirect ownership interest in our project in Chile, described in Note 5.

Subordinated Robbins Facility Exit Funding Obligations ("Robbins bonds") — In connection with the restructuring of debt incurred to finance construction of a waste-to-energy facility in the Village of Robbins, Illinois in the U.S., we assumed certain subordinated obligations. The 1999C Bonds due October 15, 2024 (the "1999C bonds") are the only Robbins bonds outstanding as of December 31, 2012, as the remaining subordinated obligations were paid off in full at their scheduled maturity dates. The 1999C bonds are subject to mandatory sinking fund reduction prior to maturity at a redemption price equal to 100% of the principal amount thereof, plus accrued interest to the redemption date. On October 3, 2008, we acquired a portion of our 1999C bonds, plus accrued and unpaid interest to date.

Aggregate Maturities — Aggregate principal repayments and sinking fund requirements of long-term debt, excluding payments on capital lease obligations, over the next five years are as follows:

Aggregate maturities by year:	
2013	$11,127
2014	10,260
2015	13,023
2016	7,899
2017	8,325
2018 and thereafter	30,747
Total long-term debt payments, excluding capital lease obligations	**$81,381**

(amounts in thousands of dollars, except share data and per share amounts)

7. Borrowings — *(Continued)*

Senior Credit Agreements — On August 3, 2012, we entered into a new five-year senior unsecured credit agreement, which replaced our amended and restated senior unsecured credit agreement from July 2010. Our new senior credit agreement provides for an unsecured revolving line of credit of $750,000 and contains an increase option permitting us, subject to certain requirements, to arrange with existing lenders and/or new lenders to provide up to an aggregate of $300,000 in additional commitments. During the term of this senior credit agreement, we may request, subject to certain requirements, up to two one-year extensions of the contractual termination date.

We can issue up to $750,000 under the letter of credit portion of the facility. Letters of credit issued under our new senior credit agreement have performance pricing that is decreased (or increased) as a result of improvements (or reductions) in our corporate credit ratings, as defined in the senior credit agreement. Based on our current credit ratings, letter of credit fees for performance and non-performance letters of credit issued under our new senior credit agreement are 0.75% and 1.50% per annum of the outstanding amount, respectively, excluding a nominal fronting fee. We also have the option to use up to $250,000 of the $750,000 for revolving borrowings at a rate equal to adjusted LIBOR, as defined in the senior credit agreement, plus 1.50%, subject also to the performance pricing noted above.

Fees and expenses incurred in conjunction with the execution of our new senior credit agreement were approximately $4,000 and, along with a portion of the remaining unamortized fees from our July 2010 agreement, are being amortized to expense over the five-year term of the agreement, which commenced in the third quarter of 2012. We also recorded an $800 charge in 2012 to write-off a portion of the unamortized fees and expenses paid in conjunction with our July 2010 agreement.

Our new senior credit agreement contains various customary restrictive covenants. In addition, our new senior credit agreement contains financial covenants relating to leverage and interest coverage ratios. Our total leverage ratio compares total indebtedness to EBITDA and our total interest coverage ratio compares EBITDA to interest expense. Both the leverage and interest coverage ratios are measured quarterly. In addition, the leverage ratio is measured as of any date of determination for certain significant events. All such terms are defined in our new senior credit agreement. We have been in compliance with all financial covenants and other provisions of both our August 2012 and our July 2010 senior credit agreements, while the respective agreements were in effect during the year ended December 31, 2012 or 2011.

We had approximately $250,600 and $225,600 of letters of credit outstanding under our senior credit agreements in effect as of December 31, 2012 and 2011, respectively. The letter of credit fees under our senior credit agreements in effect as of December 31, 2012 and 2011 ranged from 0.75% to 1.50% and 1.00% to 2.00%, respectively, of the outstanding amount, excluding fronting fees. There were no funded borrowings outstanding under our senior credit agreements in effect as of December 31, 2012 or 2011.

8. Pensions and Other Postretirement Benefits

We have defined benefit pension plans in the United States or U.S., the United Kingdom, or U.K., Canada, Finland, France, India and South Africa, and we have other postretirement benefit plans, which we refer to as OPEB plans, for health care and life insurance benefits in the U.S. and Canada. We also have defined contribution retirement plans in the U.S. and the U.K. Finally, we have certain other benefit plans including government mandated postretirement programs.

We recognize the funded status of each of our defined benefit pension and OPEB plans on our consolidated balance sheet. We recognize any gains or losses, which are not recognized as a component of annual service cost,

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

as a component of other comprehensive income, net of tax. We record net actuarial losses, prior service cost/(credits) and net transition obligations/(assets) within accumulated other comprehensive loss on the consolidated balance sheet.

Defined Benefit Pension Plans — Our defined benefit pension plans, or pension plans, cover certain full-time employees. Under the pension plans, retirement benefits are primarily a function of both years of service and level of compensation. The U.S. pension plans, which are closed to new entrants and additional benefit accruals, and the Canada, Finland, France and India pension plans are non-contributory. The U.K. pension plan, which is closed to new entrants and additional benefit accruals, and the South Africa pension plan are both contributory plans.

Effective March 31, 2010, we closed the U.K. pension plan for future defined benefit accrual. As a result of the U.K. plan closure, we recognized a pre-tax curtailment gain in our statement of operations for 2010 of approximately £13,300 (approximately $20,100 at the exchange rate in effect at the time of the pension plan closure).

As a result of a change in the U.K. governmental standard, during 2011 our U.K. pension plan adopted the use of the U.K. consumer prices index as a basis for inflationary increases in the calculation of pension benefits. The U.K. retail prices index was the former U.K. governmental standard that was used by our U.K. pension plan. We have accounted for this change as a plan amendment as of May 31, 2011 and based on the remeasurement of the obligation at that time, we recognized a decrease in the pension plan liability on our consolidated balance sheet and a corresponding pre-tax prior service credit in comprehensive income during 2011 of approximately £29,600 (approximately $48,100 at the exchange rate in effect at the time of the change).

Other Postretirement Benefit Plans — Certain employees in the U.S. and Canada may become eligible for health care and life insurance benefits ("other postretirement benefits") if they qualify for and commence normal or early retirement pension benefits as defined in the U.S. and Canada pension plans while working for us.

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

Additionally, one of our subsidiaries in the U.S. also has a benefit plan, referred to as the Survivor Income Plan ("SIP"), which provides coverage for an employee's beneficiary upon the death of the employee. This plan has been closed to new entrants since 1988. Total liabilities under the SIP, which were $18,273 and $17,539 as of December 31, 2012 and 2011, respectively, are reflected in the other postretirement benefit obligation and funded status information below. The assets held to fund the benefits provided by the SIP, which reflect the cash surrender value of insurance policies purchased to cover obligations under the SIP, totaled $6,033 and $5,703 as of December 31, 2012 and 2011, respectively. The assets are recorded in other assets on the consolidated balance sheet and are not reflected in the OPEB funded status information below.

Components of net periodic benefit cost/(credit) and changes recognized in other comprehensive income include:

	Defined Benefit Pension Plans			OPEB Plans		
	2012	2011	2010	2012	2011	2010
Net periodic benefit cost/(credit)						
Service cost	$ 1,025	$ 1,438	$ 2,901	$ 71	$ 93	$ 109
Interest cost	52,819	59,570	61,295	2,641	3,223	3,655
Expected return on plan assets	(64,325)	(70,213)	(61,945)	—	—	—
Amortization of net actuarial loss	16,882	13,486	16,179	426	140	56
Amortization of prior service credit	(1,561)	(915)	(395)	(3,514)	(3,565)	(3,988)
Amortization of transition obligation	52	46	43	—	—	—
Settlement charges/(curtailment gain), net [1]	89	—	(19,562)	—	—	—
Net periodic benefit cost/(credit)	**$ 4,981**	**$ 3,412**	**$ (1,484)**	**$ (376)**	**$ (109)**	**$ (168)**
Changes recognized in other comprehensive income:						
Net actuarial loss	$ 62,512	$ 90,715	$ 20,295	$ 3,965	$ 2,930	$ 1,093
Prior service cost/(credit) [2]	25	(48,056)	(9,051)	—	—	—
Amortization of net actuarial loss	(16,882)	(13,486)	(16,179)	(426)	(140)	(56)
Amortization of prior service credit/(cost)	1,561	915	395	3,514	3,565	3,988
Amortization of transition obligation	(52)	(46)	(43)	—	—	—
Total recognized in other comprehensive income — before tax [3]	**$ 47,164**	**$ 30,042**	**$ (4,583)**	**$ 7,053**	**$ 6,355**	**$ 5,025**

(1) During 2010, a curtailment gain resulted from the closure of the U.K. pension plan for future benefit accrual and charges were incurred related to the settlement of pension obligations with former employees of the Canada pension plan.

(2) During 2011, our U.K. pension plan adopted the use of the U.K. consumer prices index as a basis for inflationary increases in the calculation of pension benefits, which was accounted for as a plan amendment.

(3) Please refer to Note 12 for the related tax effect recognized in other comprehensive income.

The components of net periodic benefit cost/(credit) are recognized within cost of operating revenues and selling, general and administrative expenses on our consolidated statement of operations. Please refer to Note 1 for further discussion on the timing of when items in cost of operating revenues are recognized on our con-

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits— *(Continued)*

solidated statement of operations under our accounting policy for revenue recognition on long-term contracts, which utilizes the percentage-of-completion method.

The following is a summary of our net periodic benefit cost/(credit) by defined benefit pension plan:

	2012	2011	2010
Net periodic benefit cost/(credit) by plan:			
United States	$2,594	$2,403	$ 5,501
United Kingdom*	478	(885)	(9,347)
Other	1,909	1,894	2,362
Net periodic benefit cost/(credit)	**$4,981**	**$3,412**	**$(1,484)**

* The U.K. pension plan was closed for future benefit accrual effective March 31, 2010.

Estimated amortization expense to be recognized in net periodic benefit cost over the next year includes:

	Pension Plans	OPEB Plans
Net actuarial loss	$18,100	$ 800
Prior service credit	$(1,600)	$(3,500)
Net transition obligation	$ 100	$ —

The following table summarizes the weighted-average assumptions used to estimate our net periodic benefit cost and projected benefit obligation by year:

	Defined Benefit Pension Plans									Other Postretirement Benefit Plans		
	United States			United Kingdom			Other					
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Net periodic benefit cost:												
Discount rate	4.03%	5.11%	5.67%	4.80%	5.40%	5.70%	5.38%	5.40%	5.37%	3.44%	3.31%	4.53%
Long-term rate of return	7.45%	7.74%	7.75%	5.30%	6.40%	6.70%	7.02%	6.96%	7.37%	N/A	N/A	N/A
Salary growth*	N/A	N/A	N/A	N/A	N/A	N/A	2.26%	3.59%	3.67%	N/A	N/A	N/A
Projected benefit obligations:												
Discount rate	3.52%	4.03%	5.11%	4.50%	4.80%	5.50%	4.47%	5.18%	5.68%	3.28%	3.85%	4.88%
Salary growth*	N/A	N/A	N/A	N/A	N/A	N/A	2.21%	4.21%	4.22%	N/A	N/A	N/A

* Salary growth is not applicable for frozen pension plans as future salary levels do not affect benefits payable.
N/A – Not applicable.

The expected long-term rate of return on plan assets is developed using a weighted-average methodology, blending the expected returns on each class of investment in the pension plans' portfolio. The expected returns by asset class are developed considering both past performance and future considerations. We annually review and adjust, as required, the long-term rate of return for our pension plans. The weighted-average expected long-term rate of return on plan assets has ranged from 5.9% to 7.1% over the past three years.

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

Assumed healthcare cost trend rates for the other postretirement benefit plans were:

	Pre-Medicare Eligible	Medicare Eligible
Healthcare cost trend rate used for next year:		
2011	7.30%	7.70%
2012	7.80%	8.60%
Rate to which the healthcare cost trend rate will ultimately decline	5.90%	5.80%
Year that the cost trend rate will reach its ultimate rate	2015	2023

Assumed healthcare cost trend rates have a significant effect on the costs and obligations reported for the other postretirement benefit plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage Point	
	Increase	Decrease
Effect on total of service and interest cost components	$ 100	$ (100)
Effect on accumulated postretirement benefit obligation	$2,400	$(2,100)

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

Projected benefit obligations and funded status for the years ended December 31, 2012 and 2011:

	Pension Plans		OPEB Plans	
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Change in projected benefit obligations:				
Projected benefit obligations at beginning of year	$1,177,078	$1,153,866	$ 72,173	$ 71,165
Service cost	1,025	1,438	71	93
Interest cost	52,819	59,570	2,641	3,223
Plan participants' contributions	121	143	1,662	1,903
Plan amendments	25	(47,502)	—	—
Actuarial loss	91,836	83,699	3,965	2,931
Benefits paid	(64,565)	(69,210)	(7,573)	(7,125)
Special termination benefits/other	(160)	26	—	—
Foreign currency exchange rate changes	33,556	(4,952)	16	(17)
Projected benefit obligations at end of year	**$1,291,735**	**$1,177,078**	**$ 72,955**	**$ 72,173**
Change in plan assets:				
Fair value of plan assets at beginning of year	$1,130,652	$1,072,350	$ —	$ —
Actual return on plan assets	94,431	62,434	—	—
Employer contributions	21,670	71,003	5,911	5,222
Plan participants' contributions	121	143	1,662	1,903
Benefits paid	(64,565)	(69,210)	(7,573)	(7,125)
Other	(160)	26	—	—
Foreign currency exchange rate changes	34,483	(6,094)	—	—
Fair value of plan assets at end of year	**1,216,632**	**1,130,652**	**—**	**—**
Funded status at end of year	**$ (75,103)**	**$ (46,426)**	**$(72,955)**	**$(72,173)**
Funded status by plan:				
United States	$ (77,641)	$ (73,179)	$(72,251)	$(71,511)
United Kingdom	15,513	38,264	—	—
Other	(12,975)	(11,511)	(704)	(662)
Funded status at end of year	**$ (75,103)**	**$ (46,426)**	**$(72,955)**	**$(72,173)**
Funded status recognized on the consolidated balance sheet:				
Other non-current assets	$ 15,973	$ 39,542	$ —	$ —
Current liabilities	(1,008)	(1,028)	(5,071)	(5,478)
Non-current liabilities	(90,068)	(84,940)	(67,884)	(66,695)
Funded status at end of year	**$ (75,103)**	**$ (46,426)**	**$(72,955)**	**$(72,173)**
Amounts recognized in accumulated other comprehensive loss:				
Net actuarial loss	$ (628,583)	$ (582,953)	$(11,768)	$ (8,229)
Prior service credit/(cost)	45,239	46,825	21,580	25,094
Net transition asset	257	205	—	—
Total before tax and allocation to noncontrolling interests	**$ (583,087)**	**$ (535,923)**	**$ 9,812**	**$ 16,865**
Accumulated benefit obligation at end of year	**$1,190,637**	**$1,088,660**		

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

Defined benefit pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31, 2012*	December 31, 2011*
Projected benefit obligation	$454,633	$437,458
Accumulated benefit obligation	449,454	432,981
Fair value of plan assets	363,557	351,492

* Balances for the years ended December 31, 2012 and 2011 do not include information for plans in the United Kingdom and South Africa since the plan assets of those plans exceeded the accumulated benefit obligation.

Contributions:

Based on the minimum statutory funding requirements for 2013, our mandatory contributions to our U.S. pension plans will be insignificant. Based on the minimum statutory funding requirements for 2013, we expect to contribute total mandatory contributions of approximately $21,900 to our non-U.S. pension plans and approximately $5,200 to our other postretirement benefit plans.

Estimated future benefit payments:

We expect to make the following benefit payments:

	2013	2014	2015	2016	2017	2018-2022
Pension plans	$66,300	$66,300	$67,100	$66,800	$68,400	$345,000
OPEB plans	5,200	5,300	5,200	5,200	5,100	23,400

Plan Assets:

Each of our defined benefit pension plans in the U.S., U.K., Canada, India and South Africa is governed by a written investment policy. The pension plans in Finland and France have no plan assets.

The investment policy of each of our pension plans allocates assets in accordance with policy guidelines. These guidelines identify target and/or maximum and minimum allocations by asset class. Our guidelines vary by pension plan for each asset class, but generally range between 40% and 65% for equities, 35% and 60% for fixed income and 0% and 10% for cash, with the exception of plan contributions temporarily awaiting longer-term investment. Some of the guidelines expressly endorse +/- ranges, which ranges are generally 10% or less.

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of uncertainty related to certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect the fair value of our defined benefit plan assets, which in turn, would result in a change to our net pension benefit liability on our consolidated balance sheet. Accordingly, the valuation of investments at each year end may not be indicative of future valuations or the amounts that could be realized upon future liquidation. We develop investment policies for each of our pension plans which take these risks into account and we continually review the investment policies to ensure that the investment strategy is aligned with pension plan liabilities and projected pension plan benefit payments. Based on our current holdings, we believe that our individual pension plans are not exposed to a significant concentration of risk in any particular sector or asset class.

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

Our pension plan assets are valued under the established framework for measuring fair value in accordance with U.S. generally accepted accounting principles. See Note 1 for further information regarding the measurement of fair value under U.S. generally accepted accounting principles and our accounting policy. Our pension plan assets measured within the fair value framework consist of investments in equity securities, commingled funds, investments in debt and equity securities, and private investment fund assets. Quoted prices in active markets are used to value investments when available. Investments are valued at their closing price or, when not available, the last reported bid price. In accordance with current accounting guidance, our valuations include the use of the funds' reported net asset values for our commingled fund investments and our private investment funds. Commingled funds are valued at the net asset value for their underlying securities. We further corroborate the above valuations with observable market data using level 1 and 2 inputs within the fair value framework. The fair value of our private investment fund assets are based on the net asset value of their investments in other funds, including hedge funds, as communicated by the asset manager. The net asset values of the underlying funds, in turn, are valued based on the net asset values of their investments in equity securities, commingled funds, investments in debt and equity securities and limited partnerships and similar pooled investment vehicles. Our investments in private investment fund assets are valued using level 3 unobservable market data inputs.

The fair values of our defined benefit pension plan assets as of December 31, 2012 and 2011 by asset category are as follows:

	Fair Value Measurements as of							
	December 31, 2012				December 31, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity Securities[1]	$—	$ —	$ —	$ —	$167,227	$ —	$ —	$ 167,227
Commingled Funds:								
Equity[2]	—	513,669	7,037	520,706	—	270,213	6,614	276,827
Corporate fixed income[3]	—	276,942	—	276,942	—	256,094	—	256,094
Government fixed income[4]	—	329,016	268	329,284	—	312,711	—	312,711
Money market[5]	—	3,911	—	3,911	—	6,306	—	6,306
Cash equivalents	—	42,799	—	42,799	—	67,245	—	67,245
Private investment funds[6]	—	—	37,997	37,997	—	—	35,053	35,053
Subtotal	$—	**$1,166,337**	**$45,302**	**$1,211,639**	**$167,227**	**$912,569**	**$41,667**	**$1,121,463**
Cash and cash equivalents				4,993				9,189
Total plan assets				**$1,216,632**				**$1,130,652**

(1) Publicly traded equity securities.

(2) Primarily equity securities with a focus on long-term returns.

(3) Primarily corporate fixed income securities with a focus on intermediate-term and long-term maturities.

(4) Primarily government fixed-income securities with a focus on current income and capital preservation with varying maturities.

(5) Primarily short-term maturities of two years or less from various issuers with a focus on preservation of capital.

(6) Private investment funds which primarily invest in funds, including hedge funds, which, in turn, invest in equity securities, commingled funds, investments in debt and equity securities and limited partnerships and similar pooled investment vehicles.

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

Level 3 Gains and Losses:

The table below provides a summary of the changes in the fair value of our level 3 plan assets during 2012, 2011 and 2010:

	2012	2011	2010
Balance at beginning of year	**$ 41,667**	**$ —**	**$—**
Purchases	260	43,429	—
Unrealized gains/(losses)	3,375	(1,762)	—
Balance at end of year	**$ 45,302**	**$41,667**	**$—**

Defined Contribution Plans — Our U.S. subsidiaries have a 401(k) plan for salaried employees. We match 100% of the employee contributions on the first 6% of eligible base pay, subject to the annual limit on eligible earnings under the Internal Revenue Code. In total, our U.S. subsidiaries contributed approximately $10,900, $9,400, and $7,000 to the 401(k) plan in 2012, 2011, and 2010, respectively. Our U.S. subsidiaries also have a Roth 401(k) plan for salaried employees.

Our U.K. subsidiaries offer a defined contribution plan for salaried employees. Under the defined contribution plan, amounts are credited as a percentage of earnings which percentage can be increased within prescribed limits after five years of membership in the fund if matched by the employee. At termination (up to two years' service only), an employee may receive the balance in the account. Otherwise, at termination or at retirement, an employee receives an annuity or a combination of lump-sum and annuity. Our U.K. subsidiaries contributed approximately $9,700, $10,500, and $8,400 in 2012, 2011, and 2010, respectively, to the defined contribution plan.

Other Benefits — Certain of our non-U.S. subsidiaries participate in government-mandated indemnity and postretirement programs for their employees. Liabilities of $19,393 and $19,430 were recorded within pension, postretirement and other employee benefits on the consolidated balance sheet at December 31, 2012 and 2011, respectively, related to such benefits.

9. Guarantees and Warranties

We have agreed to indemnify certain third parties relating to businesses and/or assets that we previously owned and sold to such third parties. Such indemnifications relate primarily to potential environmental and tax exposures for activities conducted by us prior to the sale of such businesses and/or assets. It is not possible to predict the maximum potential amount of future payments under these or similar indemnifications due to the conditional nature of the obligations and the unique facts and circumstances involved in each particular indemnification.

	Maximum Potential Payment	Carrying Amount of Liability	
		December 31, 2012	December 31, 2011
Environmental indemnifications	No limit	$8,500	$8,200
Tax indemnifications	No limit	$ —	$ —

(amounts in thousands of dollars, except share data and per share amounts)

9. Guarantees and Warranties — *(Continued)*

We also maintain contingencies for warranty expenses on certain of our long-term contracts. Generally, warranty contingencies are accrued over the life of the contract so that a sufficient balance is maintained to cover our aggregate exposure at the conclusion of the project.

Warranty Liability:	2012	2011	2010
Balance at beginning of year	**$ 93,000**	**$ 100,300**	**$ 110,800**
Accruals	29,100	31,000	27,200
Settlements	(13,000)	(19,600)	(13,100)
Adjustments to provisions, including foreign currency translation	(19,000)	(18,700)	(24,600)
Balance at end of year	**$ 90,100**	**$ 93,000**	**$ 100,300**

We are contingently liable under standby letters of credit, bank guarantees and surety bonds, totaling $1,015,900 and $990,300 as of December 31, 2012 and 2011, respectively, primarily for guarantees of our performance on projects currently in execution or under warranty. These amounts include the standby letters of credit issued under the senior credit agreement discussed in Note 7 and from other facilities worldwide. No material claims have been made against these guarantees, and based on our experience and current expectations, we do not anticipate any material claims.

We have also guaranteed certain performance obligations in a refinery/electric power generation project based in Chile in which we hold a noncontrolling interest. See Note 5 for further information.

10. Derivative Financial Instruments

We are exposed to certain risks relating to our ongoing business operations. The risks managed by using derivative financial instruments relate primarily to foreign currency exchange rate risk and, to a significantly lesser extent, interest rate risk. Derivative financial instruments held by our consolidated entities are recognized as assets or liabilities at fair value on our consolidated balance sheet. Our proportionate share of the fair value of derivative financial instruments held by our equity method investees is included in investments in and advances to unconsolidated affiliates on our consolidated balance sheet.

(amounts in thousands of dollars, except share data and per share amounts)

10. Derivative Financial Instruments — *(Continued)*

The fair values of derivative financial instruments held by our consolidated entities were as follows:

Fair Values of Derivative Financial Instruments

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	**December 31, 2012**	**December 31, 2011**	**Balance Sheet Location**	**December 31, 2012**	**December 31, 2011**
Derivatives designated as hedging instruments						
Interest rate swap contracts	Other assets	$ —	$ —	Other long-term liabilities	$10,490	$ 8,707
Derivatives not designated as hedging instruments						
Foreign currency forward contracts	Contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts	6,040	1,691	Contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts	4,895	6,446
Foreign currency forward contracts	Other accounts receivable	1,357	75	Accounts payable	29	34
Total derivatives		**$7,397**	**$1,766**		**$15,414**	**$15,187**

Foreign Currency Exchange Rate Risk

We operate on a worldwide basis with substantial operations in Europe that subject us to foreign currency exchange rate risk mainly relative to the British pound and Euro. Under our risk management policies, we do not hedge translation risk exposure. All activities of our affiliates are recorded in their functional currency, which is typically the local currency in the country of domicile of the affiliate. In the ordinary course of business, our affiliates enter into transactions in currencies other than their respective functional currencies. We seek to minimize the resulting foreign currency transaction risk by contracting for the procurement of goods and services in the same currency as the sales value of the related long-term contract. We further mitigate the risk through the use of foreign currency forward contracts to hedge the exposed item, such as anticipated purchases or revenues, back to their functional currency.

The notional amount of our foreign currency forward contracts provides one measure of our transaction volume outstanding as of the balance sheet date. As of December 31, 2012, we had a total gross notional amount, measured in U.S. dollar equivalent, of approximately $514,800 related to foreign currency forward contracts. Amounts ultimately realized upon final settlement of these financial instruments, along with the gains and losses on the underlying exposures within our long-term contracts, will depend on actual market exchange rates during the remaining life of the instruments. The contract maturity dates range from 2013 through 2014.

We are exposed to credit loss in the event of non-performance by the counterparties. These counterparties are commercial banks that are primarily rated "BBB+" or better by S&P (or the equivalent by other recognized credit rating agencies).

Increases in the fair value of the currencies sold forward result in losses while increases in the fair value of the currencies bought forward result in gains. For foreign currency forward contracts used to mitigate currency risk on our projects, the gain or loss from the portion of the mark-to-market adjustment related to the completed

(amounts in thousands of dollars, except share data and per share amounts)

10. Derivative Financial Instruments — *(Continued)*

portion of the underlying project is included in cost of operating revenues at the same time as the underlying foreign currency exposure occurs. The gain or loss from the remaining portion of the mark-to-market adjustment, specifically the portion relating to the uncompleted portion of the underlying project is reflected directly in cost of operating revenues in the period in which the mark-to-market adjustment occurs. We also utilize foreign currency forward contracts to mitigate non-project related currency risks, which are recorded in other deductions, net.

The gain or loss from the remaining uncompleted portion of our projects and other non-project related transactions were as follows:

Derivatives Not Designated as Hedging Instruments	Location of Gain/(Loss) Recognized in Income on Derivative	Amount of Gain/(Loss) Recognized in Income on Derivatives		
		2012	2011	2010
Foreign currency forward contracts	Cost of operating revenues	$5,722	$(3,726)	$(73)
Foreign currency forward contracts	Other deductions, net	1,245	(318)	98
Total		**$6,967**	**$(4,044)**	**$ 25**

The mark-to-market adjustments on foreign currency forward exchange contracts for these unrealized gains or losses are primarily recorded in either contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts on the consolidated balance sheet.

In 2012, 2011 and 2010, we included net cash inflows/(outflows) on the settlement of derivatives of $4,073, $315 and $(5,289), respectively, within the "net change in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts," a component of cash flows from operating activities on the consolidated statement of cash flows.

Interest Rate Risk

We use interest rate swap contracts to manage interest rate risk associated with a portion of our variable rate special-purpose limited recourse project debt. The aggregate notional amount of the receive-variable/pay-fixed interest rate swaps for our consolidated entities was $60,900 as of December 31, 2012.

Upon entering into the swap contracts, we designate the interest rate swaps as cash flow hedges. We assess at inception, and on an ongoing basis, whether the interest rate swaps are highly effective in offsetting changes in the cash flows of the project debt. Consequently, we record the fair value of interest rate swap contracts in our consolidated balance sheet at each balance sheet date. Changes in the fair value of the interest rate swap contracts are recorded as a component of other comprehensive income. Amounts that are reclassified from accumulated other comprehensive loss are recognized within interest expense on the consolidated statement of operations.

The impact from interest rate swap contracts in cash flow hedging relationships for our consolidated entities was as follows:

	2012	2011	2010
Loss recognized in other comprehensive income	$(3,670)	$(4,371)	$(3,735)
Loss reclassified from accumulated other comprehensive loss to net income	2,091	2,230	2,942

The above balances for our consolidated entities and our proportionate share of the impact from interest rate swap contracts in cash flow hedging relationships held by our equity method investees are included on our con-

(amounts in thousands of dollars, except share data and per share amounts)

10. Derivative Financial Instruments — *(Continued)*

solidated statement of comprehensive income net of tax. See Note 12 for the related tax benefits on cash flow hedges that are recognized in other comprehensive income for the years ended December 31, 2012, 2011 and 2010.

11. Share-Based Compensation Plans

Our share-based compensation plans include both stock options and restricted awards. The following table summarizes our share-based compensation expense and related income tax benefit:

	2012	2011	2010
Share-based compensation	$21,623	$21,849	$22,996
Related income tax benefit	527	413	353

We estimate the fair value of each option award on the date of grant using the Black-Scholes option valuation model. We then recognize the grant date fair value of each option as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period). The Black-Scholes model incorporates the following assumptions:

- Expected volatility — we estimate the volatility of our share price at the date of grant using a "look-back" period which coincides with the expected term, defined below. We believe using a "look-back" period which coincides with the expected term is the most appropriate measure for determining expected volatility.
- Expected term — we estimate the expected term using the "simplified" method, as outlined in Staff Accounting Bulletin No. 107, "Share-Based Payment."
- Risk-free interest rate — we estimate the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant.
- Dividends — we use an expected dividend yield of zero because we have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends.

We used the following weighted-average assumptions to estimate the fair value of the options granted for the periods indicated:

	2012	2011	2010
Expected volatility	67%	66%	69%
Expected term	4.5 years	4.4 years	3.9 years
Risk-free interest rate	0.76%	1.49%	1.60%
Expected dividend yield	0.0%	0.0%	0.0%

We estimate the fair value of restricted share unit awards using the market price of our shares on the date of grant. We then recognize the fair value of each restricted share unit award as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period).

Certain of our executives have been awarded performance-based restricted share units, or performance RSUs. Under these awards, the number of restricted share units that ultimately vest depend on our share price performance against specified performance goals, which are defined in our performance-based award agreements. We estimate the grant date fair value of each performance RSU award using a Monte Carlo valuation model. We then recognize the fair value of each performance RSU award as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period).

(amounts in thousands of dollars, except share data and per share amounts)

11. Share-Based Compensation Plans — *(Continued)*

We estimate pre-vesting forfeitures at the time of grant using a combination of historical data and demographic characteristics, and we revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We record share-based compensation expense only for those awards that are expected to vest.

As of December 31, 2012, the breakdown of our unrecognized compensation cost and related weighted-average period for the cost to be recognized were as follows:

	December 31, 2012	Weighted-Average Period for Cost to be Recognized
Unrecognized compensation cost:		
Stock options	$ 7,719	2 years
Restricted awards	16,579	2 years
Total unrecognized compensation cost	**$24,298**	**2 years**

Omnibus Incentive Plan

On May 9, 2006, our shareholders approved the Omnibus Incentive Plan (the "Omnibus Plan"). The Omnibus Plan allows for the granting of stock options, stock appreciation rights, restricted stock, restricted share units, performance-contingent shares, performance-contingent units, including performance RSUs, cash-based awards and other equity-based awards to our employees, non-employee directors and third-party service providers. The Omnibus Plan effectively replaced our prior share-based compensation plans, and no further options or equity-based awards will be granted under any of the prior share-based compensation plans. The maximum number of shares as to which stock options and restricted stock awards may be granted under the Omnibus Plan is 9,560,000 shares, plus shares that become available for issuance pursuant to the terms of the awards previously granted under the prior compensation plans and outstanding as of May 9, 2006 and only if those awards expire, terminate or are otherwise forfeited before being exercised or settled in full (but not to exceed 10,000,000 shares). Shares awarded pursuant to the Omnibus Plan are issued out of our conditionally authorized shares.

The Omnibus Plan includes a "change in control" provision, which provides for cash redemption of equity awards issued under the Omnibus Plan in certain limited circumstances. In accordance with Securities and Exchange Commission Accounting Series Release No. 268, "Presentation in Financial Statements of Redeemable Preferred Stocks," we present the redemption amount of these equity awards as temporary equity on the consolidated balance sheet as the equity award is amortized during the vesting period. The redemption amount represents the intrinsic value of the equity award on the grant date. In accordance with current accounting guidance regarding the classification and measurement of redeemable securities, we do not adjust the redemption amount each reporting period unless and until it becomes probable that the equity awards will become redeemable (upon a change in control event). Upon vesting of the equity awards, we reclassify the intrinsic value of the equity awards, as determined on the grant date, to permanent equity.

(amounts in thousands of dollars, except share data and per share amounts)

11. Share-Based Compensation Plans — *(Continued)*

Reconciliations of temporary equity for the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Balance at beginning of year	**$ 4,993**	**$ 4,935**	**$ 2,570**
Compensation cost during the period for those equity awards with intrinsic value on the grant date	13,288	12,540	11,672
Intrinsic value of equity awards vested during the period for those equity awards with intrinsic value on the grant date	(9,687)	(12,482)	(9,307)
Balance at end of year	**$ 8,594**	**$ 4,993**	**$ 4,935**

Our articles of association provide for conditional capital for the issuance of shares under our share-based compensation plans and other convertible or exercisable securities we may issue in the future. Conditional capital decreases upon issuance of shares in connection with the exercise of outstanding stock options or vesting of restricted awards, with an offsetting increase to our issued and authorized share capital. As of December 31, 2012, our remaining available conditional capital was 59,369,723 shares.

Prior Share-Based Compensation Plan:

Our remaining outstanding prior share-based compensation plan consists of the Stock Option Plan for Directors of Foster Wheeler, which was approved by our shareholders. No further awards will be granted under this plan. In connection with our redomestication to Switzerland, Foster Wheeler AG assumed Foster Wheeler Ltd.'s obligations under Foster Wheeler Ltd.'s share-based incentive award programs and similar employee share-based awards.

Stock Option Awards

A summary of employee stock option activity for 2012, 2011 and 2010 is presented below:

	2012		2011		2010	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year	**2,381,479**	**$31.42**	**2,736,997**	**$32.19**	**3,517,022**	**$30.53**
Options exercised	(42,655)	18.38	(414,361)	26.28	(1,185,186)	21.77
Options granted	608,495	23.18	493,913	29.77	535,123	25.61
Options cancelled, forfeited or expired	(267,078)	46.37	(435,070)	39.32	(129,962)	55.22
Options outstanding at end of year	**2,680,241**	**$28.26**	**2,381,479**	**$31.42**	**2,736,997**	**$32.19**
Options available for grant at end of year	2,254,134		3,251,123		4,082,045	
Weighted-average fair value of options granted*	$ 12.24		$ 15.79		$ 13.23	

* Based on grant date fair value of options.

(amounts in thousands of dollars, except share data and per share amounts)

11. Share-Based Compensation Plans — *(Continued)*

The following table summarizes our stock options outstanding and exercisable as of December 31, 2012:

Range of Exercise Prices			Stock Options Outstanding: Number Outstanding	Stock Options Outstanding: Weighted-Average Remaining Contractual Life (in Years)	Stock Options Outstanding: Weighted-Average Exercise Price	Stock Options Exercisable: Number Exercisable	Stock Options Exercisable: Weighted-Average Remaining Contractual Life (in Years)	Stock Options Exercisable: Weighted-Average Exercise Price
$19.31	to	$20.57	154,126	5.9	$20.52	50,625	5.9	$20.55
21.30	to	21.70	826,268	0.9	21.43	820,523	0.9	21.43
22.46	to	23.48	658,660	6.0	23.23	57,392	4.3	23.10
26.07	to	29.24	295,199	3.0	26.96	287,708	3.0	26.93
31.96	to	33.18	288,177	2.1	32.00	281,219	2.0	31.97
35.20	to	48.10	255,827	5.1	35.40	96,897	4.9	35.74
65.62	to	78.63	201,984	0.2	66.11	201,984	0.2	66.11
$19.31	**to**	**$78.63**	**2,680,241**	**3.1**	**$28.26**	**1,796,348**	**1.8**	**$29.79**

As of December 31, 2012, the aggregate intrinsic value of outstanding options and exercisable options was $3,696 and $2,632, respectively. The exercise date intrinsic value of options exercised during 2012, 2011 and 2010 totaled $335, $4,250 and $10,268, respectively.

Restricted Awards

Restricted awards consist of restricted share units and performance RSUs. A summary of restricted awards activity for 2012, 2011 and 2010 is presented below:

	2012 Units	2012 Weighted-Average Grant Date Fair Value	2011 Units	2011 Weighted-Average Grant Date Fair Value	2010 Units	2010 Weighted-Average Grant Date Fair Value
Restricted Share Units:						
Non-vested at beginning of year	**670,347**	**$26.62**	**737,755**	**$27.07**	**707,923**	**$28.28**
Granted	463,479	22.83	482,194	25.43	374,204	26.53
Vested	(363,392)	26.66	(479,150)	26.05	(321,493)	28.95
Cancelled or forfeited	(37,861)	26.54	(70,452)	27.03	(22,879)	29.15
Non-vested at end of year	**732,573**	**$24.21**	**670,347**	**$26.62**	**737,755**	**$27.07**
Performance RSUs:[1]						
Non-vested at beginning of year	**230,337**	**$16.92**	**—**	**$ —**	**—**	**$ —**
Granted	239,329	15.76	244,186	17.38	—	—
Vested	—	—	—	—	—	—
Cancelled or forfeited	(9,375)	25.08	(13,849)	25.08	—	—
Non-vested at end of year	**460,291**	**$16.15**	**230,337**	**$16.92**	**—**	**$ —**

[1] Represents the maximum number of shares that could be awarded based on the performance criteria specified in the award.

(amounts in thousands of dollars, except share data and per share amounts)

11. Share-Based Compensation Plans — *(Continued)*

The vesting date fair value of restricted awards vested during 2012, 2011 and 2010 totaled $8,381, $11,303 and $10,129, respectively.

12. Accumulated Other Comprehensive Loss

Below are the adjustments included in other comprehensive loss related to foreign currency translation, cash flow hedges and pension and other postretirement benefits and their related tax provision/(benefit) and balances attributable to noncontrolling interests and Foster Wheeler AG:

	2012	2011	2010
Foreign currency translation	$ 8,044	$(24,489)	$(20,789)
Less: Tax provision	384	—	—
Foreign currency translation, net of tax	7,660	(24,489)	(20,789)
Less: Attributable to noncontrolling interests	81	(2,795)	1,748
Attributable to Foster Wheeler AG	**$ 7,579**	**$(21,694)**	**$(22,537)**
Net loss on cash flow hedges*	$ (2,291)	$ (3,164)	$ (1,154)
Less: Tax benefit	(914)	(1,462)	(317)
Attributable to Foster Wheeler AG	**$ (1,377)**	**$ (1,702)**	**$ (837)**
Pension and other postretirement benefits	$(54,217)	$(36,397)	$ (442)
Less: Tax (benefit)/provision	(10,304)	5,804	3,017
Pension and other postretirement benefits, net of tax	(43,913)	(42,201)	(3,459)
Less: Attributable to noncontrolling interests	(176)	(33)	(333)
Attributable to Foster Wheeler AG	**$(43,737)**	**$(42,168)**	**$ (3,126)**
Other comprehensive loss attributable to Foster Wheeler AG	**$(37,535)**	**$(65,564)**	**$(26,500)**

* Cash flow hedges include the impact from unconsolidated affiliates accounted for under the equity method of accounting.

No tax is provided on foreign currency translation adjustments in comprehensive income to the extent the related earnings are indefinitely reinvested in each subsidiary's country of domicile.

A portion of the above other comprehensive loss amounts related to pension and other postretirement benefits and cash flow hedges are recognized on the consolidated statement of operations. For further discussion, please refer to Note 8 for pension and other postretirement benefits and Note 10 for cash flow hedges.

(amounts in thousands of dollars, except share data and per share amounts)

12. Accumulated Other Comprehensive Loss — *(Continued)*

Below is a rollforward of accumulated other comprehensive loss adjusted for other comprehensive income/(loss) items attributable to Foster Wheeler AG (all amounts net of tax):

	Accumulated Other Comprehensive Loss			
	Accumulated Foreign Currency Translation	Net Losses on Cash Flow Hedges	Pension and Other Postretirement Benefits	Total Accumulated Other Comprehensive Loss
Balance at December 31, 2009	**$(50,077)**	**$ (8,496)**	**$(379,431)**	**$(438,004)**
Other comprehensive loss	(22,537)	(837)	(3,126)	(26,500)
Balance at December 31, 2010	**(72,614)**	**(9,333)**	**(382,557)**	**(464,504)**
Other comprehensive loss	(21,694)	(1,702)	(42,168)	(65,564)
Balance at December 31, 2011	**(94,308)**	**(11,035)**	**(424,725)**	**(530,068)**
Other comprehensive income/(loss)	7,579	(1,377)	(43,737)	(37,535)
Balance at December 31, 2012	**$(86,729)**	**$(12,412)**	**$(468,462)**	**$(567,603)**

13. Income Taxes

Below are the components of income/(loss) before income taxes for 2012, 2011 and 2010 under the following tax jurisdictions:

	2012	2011	2010
U.S.	$(19,553)	$(46,689)	$(57,982)
Switzerland	16,592	7,171	28,818
All other non-U.S.	215,124	274,760	334,404
Total	**$212,163**	**$235,242**	**$305,240**

The provision for income taxes was as follows:

	2012	2011	2010
Current tax expense:			
U.S.	$ 2,840	$ 963	$ 1,057
Switzerland	1,176	1,238	1,052
All other non-U.S.	67,920	72,629	39,181
Total current	**71,936**	**74,830**	**41,290**
Deferred tax expense/(benefit):			
U.S.	—	—	—
Switzerland	—	—	—
All other non-U.S.	(9,669)	(16,316)	33,241
Total deferred	**(9,669)**	**(16,316)**	**33,241**
Total provision for income taxes	**$62,267**	**$ 58,514**	**$74,531**

(amounts in thousands of dollars, except share data and per share amounts)

13. Income Taxes — *(Continued)*

Deferred tax assets/(liabilities) consist of the following:

	December 31, 2012	December 31, 2011
Deferred tax assets:		
Pensions	$ 31,855	$ 24,523
Accrued costs on long-term contracts	34,284	30,230
Deferred income	—	24
Accrued expenses	73,884	65,414
Postretirement benefits other than pensions	23,751	23,748
Asbestos claims	59,043	50,837
Net operating loss carryforwards and other tax attributes	285,037	292,229
Asset impairments and other reserves	1,011	1,481
Other	8,349	6,201
Total gross deferred tax assets	517,214	494,687
Valuation allowance	(408,739)	(399,025)
Total deferred tax assets	**108,475**	**95,662**
Deferred tax liabilities:		
Property, plant and equipment	(20,689)	(26,733)
Goodwill and other intangible assets	(27,835)	(18,907)
Investments	(13,847)	(21,648)
Accrued income	(6,096)	—
Unremitted earnings of foreign subsidiaries	(5,719)	(4,506)
Total gross deferred tax liabilities	**(74,186)**	**(71,794)**
Net deferred tax assets	**$ 34,289**	**$ 23,868**

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of the various attributes. We believe that it is more likely than not that the remaining net deferred tax assets (after consideration of the valuation allowance) will be realized through future earnings and/or tax planning strategies. The amount of the deferred tax assets considered realizable, however, could change in the near future if estimates of future taxable income during the carryforward period are changed. We have reduced our U.S. and certain non-U.S. deferred tax assets by a valuation allowance based on a consideration of all available evidence, which indicates that it is more likely than not that some or all of the deferred tax assets will not be realized. During 2012, the aggregate worldwide valuation allowance increased by a net of $9,714, primarily as a result of losses in jurisdictions where a full valuation allowance was previously recorded (primarily in the U.S.), partially offset by the release of the valuation allowance in territories where, as a result of updated forecast of taxable income in the future periods, we concluded that it is now more likely than not that such deferred tax assets will be realized.

The majority of the U.S. federal tax benefits, against which valuation allowances have been established, do not expire until 2026 and beyond, based on current tax laws.

(amounts in thousands of dollars, except share data and per share amounts)

13. Income Taxes — *(Continued)*

Our subsidiaries file income tax returns in many tax jurisdictions, including the U.S., several U.S. states and numerous non-U.S. jurisdictions around the world. Tax returns are also filed in jurisdictions where our subsidiaries execute project-related work. The statute of limitations varies by jurisdiction. Because of the number of jurisdictions in which we file tax returns, in any given year the statute of limitations in a number of jurisdictions may expire within 12 months from the balance sheet date. As a result, we expect recurring changes in unrecognized tax benefits due to the expiration of the statute of limitations, none of which are expected to be individually significant. With few exceptions, we are no longer subject to U.S. (including federal, state and local) or non-U.S. income tax examinations by tax authorities for years before 2008.

During 2011 and 2010, we settled tax audits in Europe, which resulted in a reduction of unrecognized tax benefits and a corresponding reduction in the provision for income taxes of $1,450 and $1,700, respectively. A number of tax years are under audit by the relevant tax authorities in various jurisdictions, including the U.S. and several states within the U.S. We anticipate that several of these audits may be concluded in the foreseeable future, including in 2013. Based on the status of these audits, it is reasonably possible that the conclusion of the audits may result in a reduction of unrecognized tax benefits. However, it is not possible to estimate the magnitude of any such reduction at this time.

The following table summarizes the activity related to our unrecognized tax benefits which, if recognized, would affect our effective tax rate before existing valuation allowance considerations:

	2012	2011	2010
Balance at beginning of year	**$53,682**	**$54,870**	**$58,846**
Additions for tax positions related to the current year	6,524	4,319	9,131
Additions for tax positions related to prior years	3,355	843	—
Reductions for tax positions related to prior years	(2,435)	(4,822)	(4,791)
Settlements	(1,450)	(178)	(2,445)
Reductions for lapse of statute of limitations	(2,617)	(1,350)	(5,871)
Balance at end of year	**$57,059**	**$53,682**	**$54,870**

We recognize interest accrued on the unrecognized tax benefits in interest expense and penalties on the unrecognized tax benefits in other deductions, net on our consolidated statement of operations. Previously accrued interest and/or penalties that are ultimately not assessed reduce current year expense. The table below summarizes our activity for interest and penalties on unrecognized tax benefits for 2012, 2011 and 2010:

	2012	2011	2010
Interest expense accrued on unrecognized tax benefits	$3,651	$ 859	$ 2,701
Previously accrued interest that was ultimately not assessed	(748)	(842)	(1,933)
Net interest expense on unrecognized tax benefits	**$2,903**	**$ 17**	**$ 768**
Penalties on unrecognized tax benefits	$4,395	$4,823	$ 3,735
Previously accrued tax penalties that were ultimately not assessed	(725)	(811)	(2,012)
Net penalties on unrecognized tax benefits	**$3,670**	**$4,012**	**$ 1,723**

(amounts in thousands of dollars, except share data and per share amounts)

13. Income Taxes — *(Continued)*

The provision for income taxes differs from the amount of income tax computed by applying the U.S. federal statutory rate of 35% to income before income taxes, as a result of the following:

	2012	2011	2010
Tax provision at U.S. statutory rate	35.0%	35.0%	35.0%
Valuation allowance	4.5%	6.0%	5.3%
Non-U.S. statutory tax rates different than U.S. statutory rate[1]	(12.6)%	(13.3)%	(15.6)%
Equity earnings from joint ventures[2]	(1.0)%	(2.2)%	(0.9)%
Nondeductible loss/nontaxable income	7.5%	2.0%	3.5%
Tax credits and incentives[3]	(4.1)%	(3.8)%	(3.8)%
Impact of changes in tax rate on deferred taxes	(1.2)%	0.5%	0.3%
Other	1.2%	0.7%	0.6%
Total	**29.3%**	**24.9%**	**24.4%**

(1) Tax rate differential on non-U.S. earnings representing the difference between the tax accrued by our non-U.S. subsidiaries based on local statutory income tax rates and the tax that would have been accrued by our non-U.S. subsidiaries had they been subject to the U.S. federal statutory income tax rate.

(2) Impact of earnings from non-U.S. joint ventures, which are presented net of investee-level tax as a component of pre-tax income when using the equity method of accounting.

(3) Impact of the utilization of various tax incentives and/or credits in non-U.S. jurisdictions.

Although we are a Swiss Corporation, we are listed on a U.S. exchange; therefore, we reconcile our effective tax rate to the U.S. federal statutory rate of 35% to facilitate meaningful comparison with peer companies in the U.S. capital markets.

14. Business Segments

We operate through two business groups: our **Global E&C Group** and our **Global Power Group**.

Global E&C Group

Our Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the metals and mining sector. Our Global E&C Group is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels. Additionally, our Global E&C Group is also involved in the development, engineering, construction, ownership and operation of power generation facilities, from conventional and renewable sources, and of waste-to-energy facilities. Our Global E&C Group generates revenues from design, engineering, procurement, construction and project management activities pursuant to contracts which generally span up to approximately four years in duration and from returns on its equity investments in various power production facilities.

(amounts in thousands of dollars, except share data and per share amounts)

14. Business Segments — *(Continued)*

Global Power Group

Our Global Power Group designs, manufactures and erects steam generating and auxiliary equipment for electric power generating stations, district heating and industrial facilities worldwide. Additionally, our Global Power Group owns and operates a waste-to-energy facility; holds a controlling interest and operates a combined-cycle gas turbine facility; owns a noncontrolling interest in a petcoke-fired circulating fluidized-bed facility for refinery steam and power generation; and operates a university cogeneration power facility for steam/electric generation. Our Global Power Group generates revenues from engineering activities, equipment supply, construction contracts, operating and maintenance agreements, royalties from licensing its technology, and from returns on its investments in various power production facilities.

Our Global Power Group's steam generating equipment includes a broad range of steam generation and environmental technologies, offering independent power producers, utilities, municipalities and industrial clients high-value technology solutions for converting a wide range of fuels, such as coal, lignite, petroleum coke, oil, gas, solar, biomass, municipal solid waste and waste flue gases into steam, which can be used for power generation, district heating or industrial processes.

Corporate and Finance Group

In addition to our Global E&C Group and Global Power Group, which represent two of our operating segments for financial reporting purposes, we report the financial results associated with the management of entities which are not managed by one of our two business groups, which include corporate center expenses, our captive insurance operation and expenses related to certain legacy liabilities, such as asbestos, in the Corporate and Finance Group, which also represents an operating segment for financial reporting purposes and which we refer to as the C&F Group.

Operating Revenues

We conduct our business on a global basis. In 2012, our Global E&C Group accounted for 71% of our total operating revenues, while our Global Power Group accounted for 29% of our total operating revenues.

Our operating revenues by geographic region, based upon where our projects are being executed, for 2012 were as follows:

	Global E&C Group		Global Power Group		Total	
Geographic Region Concentration of Third-Party Revenues by Project Location:	**Third-Party Revenues**	**Percentage of Segment Total**	**Third-Party Revenues**	**Percentage of Segment Total**	**Third-Party Revenues**	**Percentage of Total**
Africa	$ 81,222	3.4%	$ 2,501	0.3%	$ 83,723	2.4%
Asia	393,475	16.3%	401,333	40.3%	794,808	23.3%
Australasia*	265,006	11.0%	343	0.0%	265,349	7.8%
Europe	559,051	23.1%	300,792	30.2%	859,843	25.2%
Middle East	235,509	9.7%	13,938	1.4%	249,447	7.3%
North America	552,311	22.8%	243,618	24.5%	795,929	23.3%
South America	332,753	13.7%	32,783	3.3%	365,536	10.7%
Total	**$2,419,327**	**100.0%**	**$995,308**	**100.0%**	**$3,414,635**	**100.0%**

* Australasia primarily represents Australia, New Zealand and the Pacific Islands.

(amounts in thousands of dollars, except share data and per share amounts)

14. Business Segments — *(Continued)*

During 2012, one client accounted for approximately 12% of our consolidated operating revenues (inclusive of flow-through revenues); however, the associated flow-through revenues included in this percentage accounted for approximately 11% of our consolidated operating revenues in 2012. A second client accounted for approximately 26% and 25% of our consolidated operating revenues (inclusive of flow-through revenues) in 2011 and 2010, respectively; however, the associated flow-through revenues included in these percentages accounted for approximately 25% and 23% of our consolidated operating revenues in 2011 and 2010, respectively. No other single client accounted for ten percent or more of our consolidated revenues in 2012, 2011 or 2010.

EBITDA

EBITDA is the primary measure of operating performance used by our chief operating decision maker. We define EBITDA as net income attributable to Foster Wheeler AG before interest expense, income taxes, depreciation and amortization.

A reconciliation of EBITDA to net income attributable to Foster Wheeler AG is shown below:

	2012	2011	2010
EBITDA			
Global E&C Group	$ 192,208	$ 210,541	$ 296,240
Global Power Group	207,862	184,467	163,825
C&F Group*	(121,453)	(111,779)	(100,362)
Total	278,617	283,229	359,703
Add: Net income attributable to noncontrolling interests	13,874	14,345	15,302
Less: Interest expense	13,797	12,876	15,610
Less: Depreciation and amortization**	66,531	49,456	54,155
Income before income taxes	212,163	235,242	305,240
Less: Provision for income taxes	62,267	58,514	74,531
Net income	149,896	176,728	230,709
Less: Net income attributable to noncontrolling interests	13,874	14,345	15,302
Net income attributable to Foster Wheeler AG	**$ 136,022**	**$ 162,383**	**$ 215,407**

* Includes general corporate income and expense, our captive insurance operation and the elimination of transactions and balances related to intercompany interest.

** Depreciation expense for 2012 included an impairment charge of $11,455 recognized in connection with our Camden, New Jersey waste-to-energy facility within our Global Power Group business segment. Please refer to Note 4 for further information.

(amounts in thousands of dollars, except share data and per share amounts)

14. Business Segments — *(Continued)*

EBITDA in the above table includes the following:

	2012	2011	2010
Net increase in contract profit from the regular revaluation of final estimated contract profit revisions:[1]			
Global E&C Group[2]	$ 7,700	$13,200	$32,700
Global Power Group[2]	58,300	22,000	24,100
Total[2]	$66,000	$35,200	$56,800
Net asbestos-related provisions:[3]			
Global E&C Group	$ 2,400	$ —	$ —
C&F Group	28,100	9,900	5,400
Total	$30,500	$ 9,900	$ 5,400
Pension plan curtailment gain in our Global E&C Group[4]	$ —	$ —	$20,100
Net gain on settlement fee received in our Global E&C Group[5]	$ —	$ —	$ 9,800
Charges for severance-related postemployment benefits:			
Global E&C Group	$ 2,300	$ 2,200	$ 3,700
Global Power Group	3,700	—	—
C&F Group	200	500	7,100
Total	$ 6,200	$ 2,700	$10,800

(1) Please refer to "Revenue Recognition on Long-Term Contracts" in Note 1 for further information regarding changes in our final estimated contract profit.

(2) The changes in final estimated contract profit revisions for our Global Power Group were increased during 2012 for a favorable claim settlement with a legacy project subcontractor of approximately $6,900 recognized in the first quarter of 2012. The changes in final estimated contract profit revisions during 2011 included the impact of two out-of-period corrections for reductions of final estimated profit totaling $7,800, which included final estimated profit reductions in our Global E&C Group and our Global Power Group of $3,200 and $4,600, respectively. The corrections were recorded in 2011 as they were not material to previously issued financial statements, nor were they material to the 2011 financial statements.

(3) Please refer to Note 16 for further information regarding the revaluation of our asbestos liability and related asset.

(4) Curtailment gain on the closure of the U.K. pension plan for the future defined benefit accrual in our Global E&C Group.

(5) Settlement fee received, net of charges incurred, due to a client's decision not to proceed with a prospective power project under development in Italy within our Global E&C Group.

Identifiable Assets

Identifiable assets by group are those assets that are directly related to and support the operations of each group. Assets of our C&F Group are principally cash, investments, real estate and insurance receivables.

(amounts in thousands of dollars, except share data and per share amounts)

14. Business Segments — *(Continued)*

The accounting policies of our business segments are the same as those described in our summary of significant accounting policies. The only significant intersegment transactions relate to interest on intercompany balances. We account for interest on those arrangements as if they were third-party transactions—i.e., at current market rates, and we include the elimination of that activity in the results of the C&F Group.

	Equity in Earnings of Unconsolidated Subsidiaries			Capital Expenditures		
	2012	2011	2010	2012	2011	2010
Global E&C Group	$ 2,560	$ 9,056	$ 3,107	$18,239	$10,087	$ 9,036
Global Power Group	20,486	31,069	20,916	15,311	16,985	9,172
C&F Group	—	—	—	1,607	1,008	5,070
Total	**$23,046**	**$40,125**	**$24,023**	**$35,157**	**$28,080**	**$23,278**

	Investments In and Advances to Unconsolidated Subsidiaries		Total Assets	
	December 31,		December 31,	
	2012	2011	2012	2011
Global E&C Group	$ 94,277	$101,255	$1,534,840	$1,389,051
Global Power Group	111,199	109,854	1,016,185	992,455
C&F Group	—	—	182,899	232,374
Total	**$205,476**	**$211,109**	**$2,733,924**	**$2,613,880**

(amounts in thousands of dollars, except share data and per share amounts)

14. Business Segments — *(Continued)*

Third-party operating revenues as presented below are based on the geographic region in which the contracting subsidiary is located and not the location of the client or job site.

Geographic Region Concentration by Subsidiary Location:	2012	2011	2010
Africa	$ 70,933	$ 117,683	$ 115,140
Asia	353,613	567,663	669,321
Australia	283,520	1,180,721	975,112
Europe	1,265,239	1,307,139	1,404,526
Middle East	81,047	74,163	54,015
United States	1,235,523	1,131,087	791,603
Other locations in North America	25,591	14,487	3,783
South America	99,169	87,786	54,219
Total	**$3,414,635**	**$4,480,729**	**$4,067,719**

Additional country detail for third-party revenues, determined based upon the location of the contracting subsidiary, are presented below and these balances represent a portion of the total operating revenues presented in the table above:

Geographic Country Concentration by Subsidiary Location:	2012	2011	2010
United Kingdom	$280,725	$267,162	$482,190
Switzerland*	3,583	2,165	2,784

* Switzerland is the country of domicile of Foster Wheeler AG.

Long-lived assets as presented below are based on the geographic region in which the contracting subsidiary is located:

Long-Lived Assets:	December 31, 2012	December 31, 2011
Africa & Middle East	$ 2,970	$ 3,874
Asia	32,568	29,425
Europe	377,411	393,884
United States	297,477	311,174
Other locations in North America	66,701	—
South America	1,108	1,245
Total	**$778,235**	**$739,602**

As of December 31, 2012 and 2011, our contracting subsidiaries in Switzerland, the Foster Wheeler AG country of domicile, had long-lived assets of $2,576 and $5,162, respectively.

(amounts in thousands of dollars, except share data and per share amounts)

14. Business Segments — *(Continued)*

Operating revenues by industry were as follows:

Operating Revenues (Third-Party) by Industry:	2012	2011	2010
Power generation	$ 948,716	$ 954,417	$ 644,033
Oil refining	1,394,224	1,473,894	1,401,994
Pharmaceutical	54,375	54,132	48,207
Oil and gas	503,195	1,306,916	1,149,053
Chemical/petrochemical	328,427	495,784	653,748
Power plant operation and maintenance	133,183	131,268	130,839
Environmental	8,560	10,904	12,873
Other, net of eliminations	43,955	53,414	26,972
Total	**$3,414,635**	**$4,480,729**	**$4,067,719**

15. Operating Leases

Certain of our subsidiaries are obligated under operating lease agreements, primarily for office space. In many instances, our subsidiaries retain the right to sub-lease the office space. Rental expense for these leases was as follows:

	2012	2011	2010
Rental expense for leases	$53,600	$59,300	$61,936

Future minimum rental commitments on non-cancelable leases are as follows:

Years:	
2013	$ 55,600
2014	51,000
2015	46,100
2016	38,100
2017	33,100
2018 and thereafter	132,400
Total Future minimum rental commitments	**$356,300**

We entered into sale/leaseback transactions for an office building in Spain in 2000 and an office building in the United Kingdom in 1999. In connection with these transactions, we recorded deferred gains, which are being recognized into income over the term of the respective leases. The gain recognized was $4,099, $4,202 and $4,004 for 2012, 2011 and 2010, respectively. As of December 31, 2012 and 2011, the balance of the deferred gains was $34,279 and $36,987, respectively, and is included in other long-term liabilities on the consolidated balance sheet. The year-over-year change in the deferred gain balance includes the impact of changes in foreign currency exchange rates.

(amounts in thousands of dollars, except share data and per share amounts)

16. Litigation and Uncertainties

Asbestos

Some of our U.S. and U.K. subsidiaries are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the U.S. and the U.K. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by our subsidiaries during the 1970s and earlier.

United States

A summary of our U.S. claim activity is as follows:

Number of Claims:	2012	2011	2010
Open claims at beginning of year	**124,540**	**124,420**	**125,100**
New claims	4,800	4,670	6,080
Claims resolved	(4,030)	(4,550)	(6,760)
Open claims at end of year	125,310	124,540	124,420
Claims not valued in the liability[1]	(105,130)	(103,170)	(97,440)
Open claims valued in the liability at end of year	**20,180**	**21,370**	**26,980**

[1] Claims not valued in the liability include claims on certain inactive court dockets, claims over six years old that are considered abandoned and certain other items.

Of the approximately 125,310 open claims, our subsidiaries are respondents in approximately 28,650 open claims wherein we have administrative agreements and are named defendants in lawsuits involving approximately 96,660 plaintiffs.

All of the open administrative claims have been filed under blanket administrative agreements that we have with various law firms representing claimants and do not specify monetary damages sought. Based on our analysis of lawsuits, approximately 55% do not specify the monetary damages sought or merely recite that the amount of monetary damages sought meets or exceeds the required minimum in the jurisdiction in which suit is filed. The following table summarizes the range of requested monetary damages sought by asbestos lawsuits:

	No specified damages[1]	Range of Requested Monetary Damages				Total
		$1 to $50	$51 to $1,000	$1,001 to $10,000	$10,001 +[2]	
Asbestos lawsuit monetary damages sought	55%	10%	28%	5%	2%	100%

[1] No specified monetary damages sought or recited amount of monetary damages sought meets or exceeds the required minimum in the jurisdiction in which suit is filed.
[2] Very small number of cases range to $50,000.

The majority of requests for monetary damages are asserted against multiple named defendants in a single complaint.

We had the following U.S. asbestos-related assets and liabilities recorded on our consolidated balance sheet as of the dates set forth below. Total U.S. asbestos-related liabilities are estimated through December 31, 2027. Although it is likely that claims will continue to be filed after that date, the uncertainties inherent in any long-term forecast prevent us from making reliable estimates of the indemnity and defense costs that might be incurred after that date.

(amounts in thousands of dollars, except share data and per share amounts)

16. Litigation and Uncertainties — *(Continued)*

United States Asbestos	December 31, 2012	December 31, 2011
Asbestos-related assets:		
Accounts and notes receivable-other	$ 33,626	$ 43,677
Asbestos-related insurance recovery receivable	102,751	131,007
Total asbestos-related assets	**$136,377**	**$174,684**
Asbestos-related liabilities:		
Accrued expenses	$ 47,900	$ 50,900
Asbestos-related liability	227,400	243,400
Total asbestos-related liabilities	**$275,300**	**$294,300**
Liability balance by claim category:		
Open claims	$ 42,700	$ 56,700
Future unasserted claims	232,600	237,600
Total asbestos-related liabilities	**$275,300**	**$294,300**

We have worked with Analysis, Research & Planning Corporation, or ARPC, nationally recognized consultants in the United States with respect to projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defense costs at each year-end based on a forecast for the next 15 years. Each year we have recorded our estimated asbestos liability at a level consistent with ARPC's reasonable best estimate.

Based on its review of the 2012 activity, ARPC recommended that certain assumptions used to estimate our future asbestos liability be updated as of December 31, 2012. Accordingly, we developed a revised estimate of our aggregate indemnity and defense costs through December 31, 2027 considering the advice of ARPC. In 2012, we revalued our liability for asbestos indemnity and defense costs through December 31, 2027 to $275,300, which brought our liability to a level consistent with ARPC's reasonable best estimate. In connection with updating our estimated asbestos liability and related asset, we recorded a net charge of $28,127 in 2012, which included a charge related to updating our assumptions for increased asbestos defense costs projected over our 15-year estimate and, to a lesser extent, an adjustment for actual claim settlement experience during the year and an accrual of another year of estimated claims under our rolling 15-year asbestos-related liability estimate. The total asbestos-related liabilities are comprised of our estimates for our liability relating to open (outstanding) claims being valued and our liability for future unasserted claims through December 31, 2027.

Our liability estimate is based upon the following information and/or assumptions: number of open claims, forecasted number of future claims, estimated average cost per claim by disease type — mesothelioma, lung cancer and non-malignancies — and the breakdown of known and future claims into disease type — mesothelioma, lung cancer and non-malignancies, as well as other factors. The total estimated liability, which has not been discounted for the time value of money, includes both the estimate of forecasted indemnity amounts and forecasted defense costs. Total defense costs and indemnity liability payments are estimated to be incurred through December 31, 2027, during which period the incidence of new claims is forecasted to decrease each year. We believe that it is likely that there will be new claims filed after December 31, 2027, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after December 31, 2027.

(amounts in thousands of dollars, except share data and per share amounts)

16. Litigation and Uncertainties — *(Continued)*

Through year-end 2012, total cumulative indemnity costs paid, prior to insurance recoveries, were approximately $795,500 and total cumulative defense costs paid were approximately $388,700, or approximately 33% of total defense and indemnity costs. The overall historic average combined indemnity and defense cost per resolved claim through December 31, 2012 has been approximately $3.2. The average cost per resolved claim is increasing and we believe it will continue to increase in the future.

Over the last several years, certain of our subsidiaries have entered into settlement agreements calling for insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defense costs and, in certain cases, for reimbursement for portions of out-of-pocket costs previously incurred. During 2011 and 2010, our subsidiaries reached agreements with certain of their insurers to settle their disputed asbestos-related insurance coverage. As a result of these settlements, we increased our asbestos-related insurance asset and recorded settlement gains. Please see the table below for a breakout of the gains by period.

Asbestos-related assets under executed settlement agreements with insurers due in the next 12 months are recorded within accounts and notes receivable-other and amounts due beyond 12 months are recorded within asbestos-related insurance recovery receivable. Asbestos-related insurance recovery receivable also includes our best estimate of actual and probable insurance recoveries relating to our liability for pending and estimated future asbestos claims through December 31, 2027. Our asbestos-related assets have not been discounted for the time value of money.

Our insurance recoveries may be limited by future insolvencies among our insurers. Other than receivables related to bankruptcy court-approved settlements during liquidation proceedings, we have not assumed recovery in the estimate of our asbestos-related insurance asset from any of our currently insolvent insurers. We have considered the financial viability and legal obligations of our subsidiaries' insurance carriers and believe that the insurers or their guarantors will continue to reimburse a significant portion of claims and defense costs relating to asbestos litigation. As of December 31, 2012 and 2011, we have not recorded an allowance for uncollectible balances against our asbestos-related insurance assets. We write off receivables from insurers that have become insolvent; there have been no such write-offs during 2012, 2011 or 2010. During 2011, we reached an agreement with an insurer that was under bankruptcy liquidation and for which we had written off our receivable prior to 2009. The asset awarded under the bankruptcy liquidation for this insurer was $4,500 and was included in our asbestos-related assets as of December 31, 2011. This receivable was subsequently collected in 2012. Other insurers may become insolvent in the future and our insurers may fail to reimburse amounts owed to us on a timely basis. If we fail to realize the expected insurance recoveries, or experience delays in receiving material amounts from our insurers, our business, financial condition, results of operations and cash flows could be materially adversely affected.

The following table summarizes our net asbestos-related provision:

	2012	2011	2010
Provision for revaluation	$28,127	$16,001	$ 19,451
Gain on the settlement of coverage litigation	—	(6,100)	(14,041)
Net asbestos-related provision	**$28,127**	**$ 9,901**	**$ 5,410**

Our net asbestos-related provision is the result of our revaluation of our asbestos liability and related asset resulting from adjustments for actual settlement experience different from our estimates and the accrual of our rolling 15-year asbestos liability estimate, partially offset by gains on the settlement of coverage litigation with asbestos insurance carriers.

(amounts in thousands of dollars, except share data and per share amounts)

16. Litigation and Uncertainties — *(Continued)*

The following table summarizes our approximate asbestos-related payments and insurance proceeds:

	2012	2011	2010
Asbestos litigation, defense and case resolution payments	$ 52,000	$ 62,200	$ 62,200
Insurance proceeds	(43,200)	(54,300)	(71,900)
Net asbestos-related payments/(receipts)	**$ 8,800**	**$ 7,900**	**$ (9,700)**

We expect to have net cash outflows of $14,700 as a result of asbestos liability indemnity and defense payments in excess of insurance settlement proceeds during 2013. This estimate assumes no additional settlements with insurance companies and no elections by us to fund additional payments. As we continue to collect cash from insurance settlements and assuming no increase in our asbestos-related insurance liability, the asbestos-related insurance receivable recorded on our consolidated balance sheet will continue to decrease.

The estimate of the liabilities and assets related to asbestos claims and recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes. Increases in the number of claims filed or costs to resolve those claims could cause us to increase further the estimates of the costs associated with asbestos claims and could have a material adverse effect on our financial condition, results of operations and cash flows.

Based on the December 31, 2012 liability estimate, an increase of 25% in the average per claim indemnity settlement amount would increase the liability by $42,000 and the impact on expense would be dependent upon available additional insurance recoveries. Assuming no change to the assumptions currently used to estimate our insurance asset, this increase would result in a charge on our consolidated statement of operations of approximately 85% of the increase in the liability. Long-term cash flows would ultimately change by the same amount. Should there be an increase in the estimated liability in excess of 25%, the percentage of that increase that would be expected to be funded by additional insurance recoveries will decline.

(amounts in thousands of dollars, except share data and per share amounts)

16. Litigation and Uncertainties — *(Continued)*

United Kingdom

Some of our subsidiaries in the United Kingdom have also received claims alleging personal injury arising from exposure to asbestos. To date, 1,022 claims have been brought against our U.K. subsidiaries of which 303 remained open as of December 31, 2012. None of the settled claims has resulted in material costs to us. The following table summarizes our asbestos-related liabilities and assets for our U.K. subsidiaries based on open (outstanding) claims and our estimate for future unasserted claims through 2027:

United Kingdom Asbestos	December 31, 2012	December 31, 2011
Asbestos-related assets:		
Accounts and notes receivable-other	$ 1,022	$ 2,677
Asbestos-related insurance recovery receivable	29,687	26,120
Total asbestos-related assets	**$30,709**	**$28,797**
Asbestos-related liabilities:		
Accrued expenses	$ 1,022	$ 2,677
Asbestos-related liability	31,950	26,120
Total asbestos-related liabilities	**$32,972**	**$28,797**
Liability balance by claim category:		
Open claims	$ 7,843	$ 8,030
Future unasserted claims	25,129	20,767
Total asbestos-related liabilities	**$32,972**	**$28,797**

The liability estimates are based on a U.K. House of Lords judgment that pleural plaque claims do not amount to a compensable injury and accordingly, we have reduced our liability assessment. If this ruling is reversed by legislation, the total asbestos liability recorded in the U.K would increase to approximately $46,400, with a corresponding increase in the asbestos-related asset.

Project Claims

In addition to the specific matter described below, in the ordinary course of business, we are parties to litigation involving clients and subcontractors arising out of project contracts. Such litigation includes claims and counterclaims by and against us for canceled contracts, for additional costs incurred in excess of current contract provisions, as well as for back charges for alleged breaches of warranty and other contract commitments. If we were found to be liable for any of the claims/counterclaims against us, we would incur a charge against earnings to the extent a reserve had not been established for the matter in our accounts or if the liability exceeds established reserves.

Due to the inherent commercial, legal and technical uncertainties underlying the estimation of our project claims, the amounts ultimately realized or paid by us could differ materially from the balances, if any, included in our financial statements, which could result in additional material charges against earnings, and which could also materially adversely impact our financial condition and cash flows.

(amounts in thousands of dollars, except share data and per share amounts)

16. Litigation and Uncertainties — *(Continued)*

Power Plant Arbitration — United States

In June 2011, a demand for arbitration was filed with the American Arbitration Association by our client's erection contractor against our client and us in connection with a power plant project in the United States. At that time, no details of the erection contractor's claims were included with the demand. The arbitration panel was formed on September 26, 2012 and a detailed Statement of Claim from the erection contractor was delivered to the panel on October 24, 2012. According to the claim, the erection contractor is seeking unpaid contract amounts from our client and additional compensation from our client and us for alleged delays, disruptions, inefficiencies, and extra work in connection with the erection of the plant. We supplied the steam generation equipment for the project under contract with our client, the power plant owner. The turbine contractor, who supplied the turbine, electricity generator and other plant equipment under a separate contract with the power plant owner, has also been included as a party in the arbitration. The erection contractor is seeking approximately $240,000 in damages, exclusive of interest, from our client. Of this amount, the statement of claim asserts that approximately $150,000 is related to the steam generation equipment, and alleges failure on our part in connection with our performance under our steam generation equipment supply contract; those damages are claimed jointly against us and our client, the power plant owner. The claims against us by the erection contractor allege negligence and, in its purported capacity as a third party beneficiary and assignee of our steam generation equipment supply contract, breach of contract.

Responsive pleadings to the erection contractor's pleading were filed by the other parties, including us, on November 28, 2012. Our pleading denies the erection contractor's claims against us and asserts cross claims against our client seeking over $14,800 in damages related to delays, out of scope work, and improperly assessed delay liquidated damages. In its pleading, the turbine contractor asserts claims against our client for unpaid contract amounts and additional compensation for extra work and delays. In its capacity as a purported co-assignee of the steam generation equipment supply contract, the turbine contractor joins in the erection contractor's claims against us for delay-related damages and asserts cross claims against us seeking over $5,000 in non-delay related damages. In its pleading, our client asserts counter and cross claims for breach of contract and gross negligence against the erection contractor and the turbine contractor. Our client also asserts cross claims against us for any damages our client has incurred, and for indemnification of any damages our client may be required to pay to the erection and turbine contractors, arising out of alleged failures of performance on our part under our steam generation supply contract. We have denied our client's and the turbine contractor's cross claims against us. The arbitration proceedings are expected to run through the end of 2014, if not longer. We cannot predict the ultimate outcome of this matter at this time.

Environmental Matters

CERCLA and Other Remedial Matters

Under U.S. federal statutes, such as the Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), the Clean Water Act and the Clean Air Act, and similar state laws, the current owner or operator of real property and the past owners or operators of real property (if disposal of toxic or hazardous substances took place during such past ownership or operation) may be jointly and severally liable for the costs of removal or remediation of toxic or hazardous substances on or under their property, regardless of whether such materials were released in violation of law or whether the owner or operator knew of, or was responsible for, the presence of such substances. Moreover, under CERCLA and similar state laws, persons who arrange for the disposal or treatment of hazardous or toxic substances may also be jointly and severally liable for the costs of the removal or remediation of such substances at a disposal or treatment site, whether or not such site was owned or operated by such person, which we refer to as an off-site

16. Litigation and Uncertainties — *(Continued)*

facility. Liability at such off-site facilities is typically allocated among all of the financially viable responsible parties based on such factors as the relative amount of waste contributed to a site, toxicity of such waste, relationship of the waste contributed by a party to the remedy chosen for the site and other factors.

We currently own and operate industrial facilities and we have also transferred our interests in industrial facilities that we formerly owned or operated. It is likely that as a result of our current or former operations, hazardous substances have affected the facilities or the real property on which they are or were situated. We also have received and may continue to receive claims pursuant to indemnity obligations from the present owners of facilities we have transferred, which claims may require us to incur costs for investigation and/or remediation.

We are currently engaged in the investigation and/or remediation under the supervision of the applicable regulatory authorities at four of our or our subsidiaries' former facilities (including Mountain Top, which is described below). In addition, we sometimes engage in investigation and/or remediation without the supervision of a regulatory authority. Although we do not expect the environmental conditions at our present or former facilities to cause us to incur material costs in excess of those for which reserves have been established, it is possible that various events could cause us to incur costs materially in excess of our present reserves in order to fully resolve any issues surrounding those conditions. Further, no assurance can be provided that we will not discover additional environmental conditions at our currently or formerly owned or operated properties, or that additional claims will not be made with respect to formerly owned properties, requiring us to incur material expenditures to investigate and/or remediate such conditions.

We have been notified that we are a potentially responsible party ("PRP") under CERCLA or similar state laws at three off-site facilities. At each of these sites, our liability should be substantially less than the total site remediation costs because the percentage of waste attributable to us compared to that attributable to all other PRPs is low. We do not believe that our share of cleanup obligations at any of the off-site facilities as to which we have received a notice of potential liability will exceed $500 in the aggregate. We have also received and responded to a request for information from the United States Environmental Protection Agency ("USEPA") regarding a fourth off-site facility. We do not know what, if any, further actions USEPA may take regarding this fourth off-site facility.

Mountain Top

In February 1988, one of our subsidiaries, Foster Wheeler Energy Corporation ("FWEC"), entered into a Consent Agreement and Order with the USEPA and the Pennsylvania Department of Environmental Protection ("PADEP") regarding its former manufacturing facility in Mountain Top, Pennsylvania. The order essentially required FWEC to investigate and remediate as necessary contaminants, including trichloroethylene ("TCE"), in the soil and groundwater at the facility. Pursuant to the order, in 1993 FWEC installed a "pump and treat" system to remove TCE from the groundwater. It is not possible at the present time to predict how long FWEC will be required to operate and maintain this system.

In the fall of 2004, FWEC sampled the private domestic water supply wells of certain residences in Mountain Top and identified approximately 30 residences whose wells contained TCE at levels in excess of Safe Drinking Water Act standards. The subject residences are located approximately one mile to the southwest of where the TCE previously was discovered in the soils at the former FWEC facility. Since that time, FWEC, USEPA and PADEP have cooperated in responding to the foregoing. Although FWEC believed the evidence available was not sufficient to support a determination that FWEC was responsible for the TCE in the residential wells, FWEC immediately provided the affected residences with bottled water, followed by water filters, and, pursuant to a settlement agreement with USEPA, it hooked them up to the public water system. Pursuant to an amendment of the settlement agreement, FWEC subsequently agreed with USEPA to arrange and pay for the

(amounts in thousands of dollars, except share data and per share amounts)

16. Litigation and Uncertainties — *(Continued)*

hookup of several additional residences, even though TCE has not been detected in the wells at those residences. The hookups to the agreed upon residences have been completed, and USEPA has provided FWEC with a certificate that FWEC has completed its obligations related to the above-described settlement agreement (as amended). FWEC may be required to pay the agencies' costs in overseeing and responding to the situation.

FWEC is also incurring further costs in connection with a Remedial Investigation / Feasibility Study ("RI/FS") that in March 2009 it agreed to conduct. During the fourth quarter of 2012, FWEC received a USEPA demand under the foregoing agreement for payment of $1,040 of response costs USEPA claims it incurred from the commencement of the RI/FS in April 2009 through February 2012. FWEC is preparing a response to the demand. In April 2009, USEPA proposed for listing on the National Priorities List ("NPL") an area consisting of FWEC's former manufacturing facility and the affected residences, but it also stated that the proposed listing may not be finalized if FWEC complies with its agreement to conduct the RI/FS. FWEC submitted comments opposing the proposed listing.

FWEC has accrued its best estimate of the cost of all of the foregoing, and it reviews this estimate on a quarterly basis.

Other costs to which FWEC could be exposed could include, among other things, FWEC's counsel and consulting fees, further agency oversight and/or response costs, costs and/or exposure related to potential litigation, and other costs related to possible further investigation and/or remediation. At present, it is not possible to determine whether FWEC will be determined to be liable for some or all of the items described in this paragraph or to reliably estimate the potential liability associated with the items. If one or more third-parties are determined to be a source of the TCE, FWEC will evaluate its options regarding the potential recovery of the costs FWEC has incurred, which options could include seeking to recover those costs from those determined to be a source.

Other Environmental Matters

Our operations, especially our manufacturing and power plants, are subject to comprehensive laws adopted for the protection of the environment and to regulate land use. The laws of primary relevance to our operations regulate the discharge of emissions into the water and air, but can also include hazardous materials handling and disposal, waste disposal and other types of environmental regulation. These laws and regulations in many cases require a lengthy and complex process of obtaining licenses, permits and approvals from the applicable regulatory agencies. Noncompliance with these laws can result in the imposition of material civil or criminal fines or penalties. We believe that we are in substantial compliance with existing environmental laws. However, no assurance can be provided that we will not become the subject of enforcement proceedings that could cause us to incur material expenditures. Further, no assurance can be provided that we will not need to incur material expenditures beyond our existing reserves to make capital improvements or operational changes necessary to allow us to comply with future environmental laws.

With regard to the foregoing, the waste-to-energy facility operated by our Camden County Energy Recovery Associates, LP ("CCERA") project subsidiary is subject to certain revisions to New Jersey's mercury air emission regulations. The revisions made CCERA's mercury control requirements more stringent, especially when the last phase of the revisions became effective on January 3, 2012. CCERA's management believes that the data generated during stack testing in 2012 and the several prior years tends to indicate that the facility will be able to comply with even the most stringent of the regulatory revisions without installing additional control equipment. Estimates of the cost of installing the additional control equipment are approximately $30,000 based on our last assessment.

(amounts in thousands of dollars, except share data and per share amounts)

17. Quarterly Financial Data (Unaudited)

	Quarters Ended			
	December 31, 2012[1]	September 30, 2012[1]	June 30, 2012	March 31, 2012[2]
Operating revenues	$ 735,281	$ 803,232	$ 943,026	$ 933,096
Contract profit	144,572	153,863	139,551	139,332
Selling, general and administrative expenses	88,278	77,631	85,427	83,281
Net income attributable to Foster Wheeler AG	6,295	58,222	30,859	40,646
Earnings per share:				
Basic	$ 0.06	$ 0.54	$ 0.29	$ 0.38
Diluted	$ 0.06	$ 0.54	$ 0.29	$ 0.38
Shares outstanding:				
Basic weighted-average number of shares outstanding	105,552,630	107,065,999	107,840,679	107,774,203
Effect of dilutive securities	418,228	253,963	2,576	107,604
Diluted weighted-average number of shares outstanding	105,970,858	107,319,962	107,843,255	107,881,807

	Quarters Ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011[3]
Operating revenues	$ 1,128,743	$ 1,131,856	$ 1,183,878	$ 1,036,252
Contract profit	152,524	136,064	153,612	99,255
Selling, general and administrative expenses	80,666	75,087	80,402	73,841
Net income attributable to Foster Wheeler AG	39,245	36,858	63,309	22,971
Earnings per share:				
Basic	$ 0.34	$ 0.31	$ 0.52	$ 0.18
Diluted	$ 0.34	$ 0.31	$ 0.52	$ 0.18
Shares outstanding:				
Basic weighted-average number of shares outstanding	114,843,970	118,611,912	122,331,265	124,680,060
Effect of dilutive securities	96,543	189,569	515,740	651,810
Diluted weighted-average number of shares outstanding	114,940,513	118,801,481	122,847,005	125,331,870

(1) Contract profit and net income attributable to Foster Wheeler AG during the quarter ended December 31, 2012 included the pre-tax impact of an out-of-period correction for an increase of final estimated profit of $5,280 in our Global E&C Group. The after-tax impact was $4,012. The correction was recorded in the quarter ended December 31, 2012 as it was not material to results for the quarter ended September 30, 2012 (the period in which it should have been recorded), nor was it material to the 2012 financial statements as a whole.

(2) Contract profit and net income attributable to Foster Wheeler AG during the quarter ended March 31, 2012 included a favorable pre-tax settlement with a subcontractor of approximately $6,900.

(amounts in thousands of dollars, except share data and per share amounts)

17. Quarterly Financial Data (Unaudited) — *(Continued)*

(3) Contract profit and net income attributable to Foster Wheeler AG during the quarter ended March 31, 2011 included the pre-tax impact of two out-of-period corrections for reductions of final estimated profit totaling $7,800, which included pre-tax final estimated profit reductions in our Global E&C Group and our Global Power Group of $3,200 and 4,600, respectively. The corrections were recorded in the quarter ended March 31, 2011 as they were not material to previously issued financial statements, nor were they material to the 2011 financial statements.

Net income attributable to Foster Wheeler AG for the fourth quarter in the above table includes the following pre-tax amounts:

	Quarters Ended	
	December 31, 2012	December 31, 2011
Net increase/(decrease) in contract profit from the regular revaluation of final estimated contract profit revisions: [1]		
Global E&C Group	$ (1,600)	$11,900
Global Power Group	14,900	4,600
Total	$13,300	$16,500
Net asbestos-related provisions:[2]		
Global E&C Group	$ 700	$ —
C&F Group	22,100	5,500
Total	$22,800	$ 5,500
Charges for severance-related postemployment benefits:		
Global E&C Group	$ 800	$ 600
Global Power Group	900	—
C&F Group	300	500
Total	$ 2,000	$ 1,100
Global Power Group waste-to-energy facility impairment charge[3]	$11,455	$ —

(1) Please refer to "Revenue Recognition on Long-Term Contracts" in Note 1 for further information regarding changes in our final estimated contract profit.

(2) Please refer to Note 16 for further information regarding the revaluation of our asbestos liability and related asset.

(3) An impairment charge of $11,455 was recognized in connection with our Camden, New Jersey waste-to-energy facility within our Global Power Group business segment. Please refer to Note 4 for further information.

Foster Wheeler AG

Schedule II: Valuation and Qualifying Accounts
(amounts in thousands)

Description	2012				
	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at the End of the Year
Allowance for doubtful accounts	$ 13,272	$ 5,635	$ —	$ (8,283)	$ 10,624
Deferred tax valuation allowance	$399,025	$14,440	$ 3,952	$ (8,678)	$408,739

Description	2011				
	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at the End of the Year
Allowance for doubtful accounts	$ 15,719	$ 6,751	$ —	$ (9,198)	$ 13,272
Deferred tax valuation allowance	$373,878	$16,615	$24,977	$(16,445)	$399,025

Description	2010				
	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at the End of the Year
Allowance for doubtful accounts	$ 10,849	$ 9,088	$ —	$ (4,218)	$ 15,719
Deferred tax valuation allowance	$362,022	$14,025	$ 5,328	$ (7,497)	$373,878

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and we necessarily are required to apply our judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of the end of the period covered by this report, our chief executive officer and our chief financial officer carried out an evaluation, with the participation of our Disclosure Committee and management, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) pursuant to Exchange Act Rule 13a-15. Based on this evaluation, our chief executive officer and our chief financial officer concluded, at the reasonable assurance level, that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including the chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their report, which appears within Item 8.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting in the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Item 10 incorporates information by reference to our definitive proxy statement for our Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2012.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which applies to all of our directors, officers and employees including our chief executive officer, chief financial officer, controller and all other senior finance organization employees. The Code of Business Conduct and Ethics is publicly available on our website at *www.fwc.com/corpgov*. Any waiver of this Code of Business Conduct and Ethics for executive officers or directors may be made only by our Board of Directors or a committee of our Board of Directors and will be promptly disclosed to shareholders. If we make any substantive amendments to this Code of Business Conduct and Ethics or grant any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics to the chief executive officer, chief financial officer, controller or any person performing similar functions, we will disclose the nature of such amendment or waiver on our website at *www.fwc.com/corpgov* and/or in a current report on Form 8-K, as required by law and the rules of any exchange on which our securities are publicly traded.

A copy of our Code of Business Conduct and Ethics can be obtained upon request, without charge, by writing to the Office of the Corporate Secretary, Foster Wheeler AG, 53 Frontage Road, P.O. Box 9000, Hampton, New Jersey 08827-9000.

ITEM 11. EXECUTIVE COMPENSATION

Item 11 incorporates information by reference to our definitive proxy statement for our Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2012.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 12 incorporates information by reference to our definitive proxy statement for our Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2012.

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2012, the number of securities outstanding under each of our equity compensation plans, the weighted-average exercise price for our outstanding stock options and the number of options available for grant under such plans. Our equity compensation plans include stock options in all of the plans listed below and restricted share units and performance-based restricted share units granted pursuant to our Omnibus Incentive Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans			
Approved by Security Holders:			
Omnibus Incentive Plan	3,872,805	$19.56	2,254,134
Directors' Stock Option Plan	300	$21.70	—
Equity Compensation Plans			
Not Approved by Security Holders:			
None			
Total	3,873,105	$19.56	2,254,134

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Item 13 incorporates information by reference to our definitive proxy statement for our Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2012.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Item 14 incorporates information by reference to our definitive proxy statement for our Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2012.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Report:

(1) Financial Statements

Financial Statements — See Item 8 of this Report.

(2) Financial Statement Schedules

Schedule II: Valuation and Qualifying Accounts — See Item 8 of this Report.

All schedules and financial statements other than those indicated above have been omitted because of the absence of conditions requiring them or because the required information is shown in the financial statements or the notes thereto.

(3) Exhibits

Exhibit No.	Exhibits
3.1	Articles of Association of Foster Wheeler AG. (Filed as Exhibit 3.1 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2012, and incorporated herein by reference.)
3.2	Organizational Regulations of Foster Wheeler AG. (Filed as Exhibit 3.1 to Foster Wheeler AG's Form 8-K, filed on May 4, 2012, and incorporated herein by reference.)
4.0	Foster Wheeler AG hereby agrees to furnish copies of instruments defining the rights of holders of long-term debt of Foster Wheeler AG and its consolidated subsidiaries to the Commission upon request.
10.1	Credit Agreement, dated August 3, 2012, among Foster Wheeler LLC, Foster Wheeler Inc., Foster Wheeler USA Corporation, Foster Wheeler North America Corp., Foster Wheeler Energy Corporation and Foster Wheeler International Corporation, as Borrowers, the guarantors party thereto, the lenders party thereto, BNP Paribas as Administrative Agent, BNP Paribas Securities Corp. as Sole Bookrunner, BNP Paribas Securities Corp., Union Bank, N.A., HSBC Bank USA, National Association, and Wells Fargo Securities, LLC as Joint Lead Arrangers, and Union Bank, N.A., HSBC Bank USA, National Association, and Wells Fargo Bank, National Association as Syndication Agents and Crédit Agricole Corporate & Investment Bank, Lloyds TSB Bank plc, and PNC Bank, National Association as Documentation Agents. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 10-Q for the quarter ended September 30, 2012, and incorporated herein by reference.)
10.2	Lease Agreement, dated as of August 16, 2002, by and among Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.15 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 28, 2002, and incorporated herein by reference.)
10.3	Letter Amendment to the Lease Agreement, dated as of January 6, 2003, between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.30 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 27, 2002, and incorporated herein by reference.)
10.4	Letter Amendment No. 2, dated as of April 21, 2003, to the Lease Agreement between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.7 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2003, and incorporated herein by reference.)
10.5	Letter Amendment No. 3, dated as of July 14, 2003, to the Lease Agreement dated August 16, 2002, between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.6 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 27, 2003, and incorporated herein by reference.)
10.6	First Amendment to the Lease Agreement, dated as of December 19, 2003, between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.9 to Foster Wheeler AG's Form 10-K for the year ended December 31, 2011, and incorporated herein by reference.)

Exhibit No.	Exhibits
10.7	Second Amendment to the Lease Agreement, dated as of August 15, 2011, between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.10 to Foster Wheeler AG's Form 10-K for the year ended December 31, 2011, and incorporated herein by reference.)
10.8	Amended and Restated Guaranty and Suretyship Agreement, dated as of August 15, 2011, made by Foster Wheeler LLC, Foster Wheeler Ltd., Foster Wheeler Inc., Foster Wheeler International Holdings, Inc., Foster Wheeler AG and Energy (NJ) QRS 15-10, Inc. (Filed as Exhibit 10.11 to Foster Wheeler AG's Form 10-K for the year ended December 31, 2011, and incorporated herein by reference.)
10.9	Deed between Foster Wheeler LLC and Foster Wheeler Realty Services, Inc. and CIT Group Inc. (NJ), dated as of March 31, 2003. (Filed as Exhibit 10.3 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2003 and incorporated herein by reference.)
10.10	Master Guarantee Agreement, dated as of May 25, 2001, by and among Foster Wheeler LLC, Foster Wheeler International Holdings, Inc. and Foster Wheeler Ltd. (Filed as Exhibit 10.9 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 29, 2001, and incorporated herein by reference.)
10.11*	Foster Wheeler Annual Executive Short-term Incentive Plan, as amended and restated effective February 28, 2013.
10.12*	Foster Wheeler Inc. Directors' Stock Option Plan. (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s post effective amendment to Form S-8 (Registration No. 333-25945-99), filed on June 27, 2001, and incorporated herein by reference.)
10.13*	Amendment to Foster Wheeler Inc. Directors' Stock Option Plan. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on February 9, 2009, and incorporated herein by reference.)
10.14*	Foster Wheeler AG Omnibus Incentive Plan, Amended and Restated Effective as of November 8, 2012. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on November 13, 2012, and incorporated herein by reference.)
10.15*	Form of Employee Nonqualified Stock Option Agreement effective November 15, 2006 with respect to certain employees and executive officers. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, filed on November 17, 2006, and incorporated herein by reference.)
10.16*	Form of Employee Nonqualified Stock Option Agreement effective May 6, 2008 with respect to certain employees and executive officers. (Filed as Exhibit 10.41 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 26, 2008, and incorporated herein by reference.)
10.17*	Form of Employee Nonqualified Stock Option Agreement effective March 4, 2009 with respect to employees and executive officers. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2009, and incorporated herein by reference.)
10.18*	Form of Employee Nonqualified Stock Option Agreement effective May 2010 with respect to certain employees and executive officers. (Filed as Exhibit 10.16 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2010, and incorporated herein by reference.)
10.19*	Form of Employee Nonqualified Stock Option Agreement effective November 2012 with respect to certain employees and executive officers.
10.20*	Form of Employee Nonqualified Stock Option Agreement effective February 2013 with respect to certain employees and executive officers.
10.21*	Form of Employee Restricted Stock Unit Award Agreement effective May 2010 with respect to certain employees and executive officers. (Filed as Exhibit 10.17 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2010, and incorporated herein by reference.)
10.22*	Form of Employee Restricted Stock Unit Award Agreement effective November 2012 with respect to certain employees and executive officers.

Exhibit No.	Exhibits
10.23*	Form of Employee Restricted Stock Unit Award Agreement effective February 2013 with respect to certain employees and executive officers.
10.24*	Form of Employee Restricted Stock Unit Award Agreement (with Performance Goals). (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on March 2, 2011, and incorporated herein by reference.)
10.25*	Form of Employee Restricted Stock Unit Award Agreement (with Performance Goals) effective November 2012 with respect to certain employees and executive officers.
10.26*	Form of Employee Restricted Stock Unit Award Agreement (with Performance Goals) effective February 2013 with respect to certain employees and executive officers.
10.27*	Form of Director Nonqualified Stock Option Agreement effective May 6, 2008 with respect to non-employee directors. (Filed as Exhibit 10.45 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 26, 2008, and incorporated herein by reference.)
10.28*	Form of Director Nonqualified Stock Option Agreement effective March 4, 2009 with respect to non-employee directors. (Filed as Exhibit 10.3 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2009, and incorporated herein by reference.)
10.29*	Form of Director Nonqualified Stock Option Agreement effective February 2013 with respect to non-employee directors.
10.30*	Form of Director Restricted Stock Unit Agreement effective March 4, 2009 with respect to non-employee directors. (Filed as Exhibit 10.4 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2009, and incorporated herein by reference.)
10.31*	Form of Director Restricted Stock Unit Agreement effective February 2013 with respect to non-employee directors.
10.32*	Form of Indemnification Agreement for directors and officers of Foster Wheeler Ltd., dated as of November 3, 2004. (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s Form 8-K, filed on November 8, 2004, and incorporated herein by reference.)
10.33*	Form of Indemnification Agreement for directors and officers of Foster Wheeler AG, dated as of February 9, 2009. (Filed as Exhibit 10.10 to Foster Wheeler AG's Form 8-K, filed on February 9, 2009, and incorporated herein by reference.)
10.34*	Foster Wheeler AG Senior Executive Severance Plan, effective as of February 28, 2013.
10.35*	Employment agreement between Foster Wheeler Inc. and J. Kent Masters, dated July 21, 2011. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on July 25, 2011, and incorporated herein by reference.)
10.36*	First Amendment to Letter Agreement, between Foster Wheeler Inc. and J. Kent Masters, dated October 29, 2012. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on November 1, 2012, and incorporated herein by reference.)
10.37*	Unofficial English Translation of Fixed Term Employment Agreement between Foster Wheeler Continental Europe S.r.l. and Umberto della Sala, effective as of April 1, 2008. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, filed on February 28, 2008, and incorporated herein by reference.)
10.38*	Employment Agreement between Foster Wheeler Ltd. and Umberto della Sala, dated as of March 1, 2008. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, filed on February 28, 2008, and incorporated herein by reference.)
10.39*	Agreement for the Termination of Fixed Term Employment Contract between Foster Wheeler Continental Europe S.r.l. and Umberto della Sala, dated as of September 30, 2008. (Filed as Exhibit 10.3 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 26, 2008, and incorporated herein by reference.)

Exhibit No.	Exhibits
10.40*	Unofficial English Translation of Fixed Term Employment Agreement between Foster Wheeler Global E&C S.r.l. and Umberto della Sala, dated as of October 1, 2008. (Filed as Exhibit 10.4 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 26, 2008, and incorporated herein by reference.)
10.41*	First Amendment to the Employment Agreement between Foster Wheeler Ltd. and Umberto della Sala, dated as of October 1, 2008. (Filed as Exhibit 10.5 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 26, 2008, and incorporated herein by reference.)
10.42*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Umberto della Sala, effective as of February 18, 2010. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on February 22, 2010, and incorporated herein by reference.)
10.43*	Third Amendment to the Employment Agreement between Foster Wheeler Inc. and Umberto della Sala, dated as of November 29, 2010. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on December 1, 2010, and incorporated herein by reference.)
10.44*	Unofficial English Translation of Extension of Fixed Term Employment Agreement between Foster Wheeler Global E&C S.r.l. and Umberto della Sala, dated February 18, 2010. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 8-K, filed on February 22, 2010, and incorporated herein by reference.)
10.45*	Fourth Amendment to the Employment Agreement between Foster Wheeler Inc. and Umberto della Sala, dated July 20, 2011. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 8-K, filed on July 25, 2011, and incorporated herein by reference.)
10.46*	Fifth Amendment to the Employment Agreement between Foster Wheeler Inc. and Umberto della Sala, dated as of November 8, 2012. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 8-K, filed on November 13, 2012, and incorporated herein by reference.)
10.47*	Sixth Amendment to the Employment Agreement between Foster Wheeler Inc. and Umberto della Sala, effective as of January 1, 2013.
10.48*	Unofficial English Translation of Extension of Fixed Term Employment Agreement between Foster Wheeler Global E&C S.r.l. and Umberto della Sala, dated December 6, 2012.
10.49*	Employment Agreement between Foster Wheeler Ltd. and Franco Baseotto, dated as of May 6, 2008. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, filed on May 12, 2008, and incorporated herein by reference.)
10.50*	First Amendment to the Employment Agreement between Foster Wheeler Inc. and Franco Baseotto, effective as of January 18, 2010. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on January 20, 2010, and incorporated herein by reference.)
10.51*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Franco Baseotto, dated as of May 4, 2010. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on May 10, 2010, and incorporated herein by reference.)
10.52*	Third Amendment to the Employment Agreement between Foster Wheeler Inc. and Franco Baseotto, dated as of March 14, 2012. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2012, and incorporated herein by reference.)
10.53*	Fourth Amendment to the Employment Agreement between Foster Wheeler Inc. and Franco Baseotto, dated October 29, 2012. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 8-K, filed on November 1, 2012, and incorporated herein by reference.)
10.54*	Fifth Amendment to the Employment Agreement between Foster Wheeler Inc. and Franco Baseotto, effective January 1, 2013.
10.55*	Contract of Employment between Foster Wheeler Energy Limited and Michelle Davies, prepared on August 8, 2008. (Filed as Exhibit 10.99 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.)

Exhibit No.	Exhibits
10.56*	First Amendment to the Employment Agreement between Foster Wheeler Energy Limited and Michelle K. Davies, dated as of January 1, 2010. (Filed as Exhibit 10.14 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2010, and incorporated herein by reference.)
10.57*	Second Amendment to the Employment Agreement between Foster Wheeler Energy Limited and Michelle K. Davies, dated as of November 17, 2011. (Filed as Exhibit 10.62 to Foster Wheeler AG's Form 10-K for the year ended December 31, 2011, and incorporated herein by reference.)
10.58*	Third Amendment to the Employment Agreement between Foster Wheeler Energy Limited and Michelle K. Davies, effective as of March 1, 2013.
10.59*	Employment Agreement between Foster Wheeler Ltd. and Peter D. Rose, dated as of August 20, 2008. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 26, 2008, and incorporated herein by reference.)
10.60*	First Amendment to the Employment Agreement between Foster Wheeler Inc. and Peter D. Rose, effective as of January 18, 2010. (Filed as Exhibit 10.84 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.)
10.61*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Peter D. Rose, effective as of November 16, 2010. (Filed as Exhibit 10.82 to Foster Wheeler AG's Form 10-K for the year ended December 31, 2010, and incorporated herein by reference.)
10.62*	Third Amendment to the Employment Agreement between Foster Wheeler Inc. and Peter D. Rose, dated as of August 1, 2012. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 10-Q for the quarter ended September 30, 2012, and incorporated herein by reference.)
10.63*	Employment Agreement between Foster Wheeler Ltd. and Beth Sexton, dated as of April 7, 2008. (Filed as Exhibit 10.3 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2008, and incorporated herein by reference.)
10.64*	First Amendment to the Employment Agreement between Foster Wheeler Inc. and Beth Sexton, effective as of January 18, 2010. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 8-K, filed on January 20, 2010, and incorporated herein by reference.)
10.65*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Beth Sexton, dated as of May 4, 2010. (Filed as Exhibit 10.3 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference.)
10.66*	Third Amendment to the Employment Agreement between Foster Wheeler Inc. and Beth Sexton, dated as of February 22, 2011. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2011, and incorporated herein by reference.)
10.67*	Fourth Amendment to the Employment Agreement between Foster Wheeler Inc. and Beth B. Sexton, dated October 29, 2012. (Filed as Exhibit 10.3 to Foster Wheeler AG's Form 8-K, filed on November 1, 2012, and incorporated herein by reference.)
10.68*	Fifth Amendment to the Employment Agreement between Foster Wheeler Inc. and Beth B. Sexton, effective January 1, 2013.
10.69*	Employment Agreement, between Foster Wheeler North America Corp. and Gary T. Nedelka, dated as of January 6, 2009. (Filed as Exhibit 10.76 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 26, 2008, and incorporated herein by reference.)
10.70*	First Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated as of December 21, 2009. (Filed as Exhibit 10.89 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.)
10.71*	Second Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated as of August 30, 2010. (Filed as Exhibit 10.3 to Foster Wheeler AG's Form 10-Q for the quarter ended September 30, 2010, and incorporated herein by reference.)

Exhibit No.	Exhibits
10.72*	Third Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary Nedelka, dated as of April 12, 2011. (Filed as Exhibit 10.3 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2011, and incorporated herein by reference.)
10.73*	Fourth Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary Nedelka, effective January 1, 2013.
10.74*	Employment Agreement between Foster Wheeler Ltd. and Lisa Z. Wood, dated as of January 6, 2009. (Filed as Exhibit 10.77 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 26, 2008, and incorporated herein by reference.)
10.75*	First Amendment to the Employment Agreement between Foster Wheeler Inc. and Lisa Z. Wood, effective as of January 18, 2010. (Filed as Exhibit 10.91 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.)
10.76*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Lisa Z. Wood, dated as of July 16, 2010. (Filed as Exhibit 10.6 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference.)
10.77*	Employment Agreement among Foster Wheeler Inc., Rakesh K. Jindal and Foster Wheeler International Corp., dated as of April 27, 2009. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2009, and incorporated herein by reference.)
10.78*	First Amendment to the Employment Agreement between Foster Wheeler Inc. and Rakesh K. Jindal, effective as of January 18, 2010. (Filed as Exhibit 10.95 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.)
10.79*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Rakesh K. Jindal, effective as of April 1, 2010. (Filed as Exhibit 10.98 to Foster Wheeler AG's Form 10-K for the year ended December 31, 2010, and incorporated herein by reference.)
10.80*	Third Amendment to the Employment Agreement between Foster Wheeler Inc. and Rakesh K. Jindal, dated as of May 25, 2010. (Filed as Exhibit 10.5 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference.)
10.81*	Fourth Amendment to the Employment Agreement between Foster Wheeler Inc. and Rakesh K. Jindal, dated as of March 14, 2012. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2012, and incorporated herein by reference.)
10.82*	Fifth Amendment to the Employment Agreement between Foster Wheeler Inc. and Rakesh K. Jindal, dated October 29, 2012.
10.83*	Employment Contract between Foster Wheeler Energy Limited and Jonathan C. Nield, dated as of September 13, 2006. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2011, and incorporated herein by reference.)
21.0	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Analysis, Research & Planning Corporation.
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of J. Kent Masters.
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Franco Baseotto.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of J. Kent Masters.
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Franco Baseotto.

Exhibit No.	Exhibits
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Management contract or compensation plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(b) of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSTER WHEELER AG
(Registrant)

BY: /s/ FRANCO BASEOTTO
Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

Date: March 1, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed, as of March 1, 2013, by the following persons on behalf of the Registrant, in the capacities indicated.

Signature	Title
/s/ J. KENT MASTERS J. Kent Masters (Principal Executive Officer)	Director and Chief Executive Officer
/s/ FRANCO BASEOTTO Franco Baseotto (Principal Financial Officer)	Executive Vice President, Chief Financial Officer and Treasurer
/s/ LISA Z. WOOD Lisa Z. Wood (Principal Accounting Officer)	Vice President and Controller
/s/ CLAYTON C. DALEY, JR. Clayton C. Daley, Jr.	Director
/s/ UMBERTO DELLA SALA Umberto della Sala	Director
/s/ STEVEN J. DEMETRIOU Steven J. Demetriou	Director, Chairman of the Board
/s/ EDWARD G. GALANTE Edward G. Galante	Director
/s/ JOHN M. MALCOLM John M. Malcolm	Director
/s/ STEPHANIE S. NEWBY Stephanie S. Newby	Director
/s/ ROBERTO QUARTA Roberto Quarta	Director
/s/ HENRI PHILIPPE REICHSTUL Henri Philippe Reichstul	Director
/s/ MAUREEN B. TART-BEZER Maureen B. Tart-Bezer	Director

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, J. Kent Masters, certify that:

1. I have reviewed this annual report on Form 10-K of Foster Wheeler AG;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

/s/ J. KENT MASTERS
J. Kent Masters
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Franco Baseotto, certify that:

1. I have reviewed this annual report on Form 10-K of Foster Wheeler AG;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

/s/ FRANCO BASEOTTO

Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

**AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Foster Wheeler AG (the "Company") on Form 10-K for the period ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J. Kent Masters, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

Date: March 1, 2013

/s/ J. KENT MASTERS
J. Kent Masters
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Foster Wheeler AG (the "Company") on Form 10-K for the period ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Franco Baseotto, Executive Vice President, Chief Financial Officer and Treasurer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

Date: March 1, 2013

/s/ FRANCO BASEOTTO
Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

APPENDIX 1 Annual EBITDA, Net Income* and Diluted EPS Reconciliation

(in thousands of dollars, except EPS figures)	For the year ended December 31, 2010			For the year ended December 31, 2011			For the year ended December 31, 2012		
	EBITDA	Net Income*	Diluted EPS	EBITDA	Net Income*	Diluted EPS	EBITDA	Net Income*	Diluted EPS
As adjusted	**$ 365,113**	**$ 220,817**	**$ 1.74**	**$ 293,130**	**$ 172,284**	**$ 1.43**	**$ 309,122**	**$ 165,944**	**$ 1.54**
Less:									
Net asbestos-related provision	(5,410)	(5,410)	(0.04)	(9,901)	(9,901)	(0.08)	(30,505)	(29,922)	(0.27)
As reported	**$ 359,703**	**$ 215,407**	**$ 1.70**	**$ 283,229**	**$ 162,383**	**$ 1.35**	**$ 278,617**	**$ 136,022**	**$ 1.27**

* *Net income attributable to Foster Wheeler AG.*

APPENDIX 2 Calculation of EBITDA

EBITDA is a supplemental financial measure not defined in generally accepted accounting principles (GAAP). The Company defines EBITDA as net income attributable to Foster Wheeler AG before interest expense, income taxes, depreciation and amortization. The Company has presented EBITDA because it believes it is an important supplemental measure of operating performance. Certain covenants under our senior unsecured credit agreement use an adjusted form of EBITDA such that in the covenant calculations the EBITDA as presented herein is adjusted for certain unusual and infrequent items specifically excluded in the terms of our senior unsecured credit agreement. The Company believes that the line item on its consolidated statement of operations entitled "net income attributable to Foster Wheeler AG" is the most directly comparable GAAP financial measure to EBITDA. Since EBITDA is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net income attributable to Foster Wheeler AG as an indicator of operating performance or any other GAAP financial measure.

EBITDA, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies. In addition, this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the Company's ability to fund its cash needs. As EBITDA excludes certain financial information that is included in net income attributable to Foster Wheeler AG, users of this financial information should consider the type of events and transactions that are excluded.

The Company's non-GAAP performance measure, EBITDA, has certain material limitations as follows:

- It does not include interest expense. Because the Company has borrowed money to finance some of its operations, interest is a necessary and ongoing part of its costs and has assisted the Company in generating revenue. Therefore, any measure that excludes interest expense has material limitations;
- It does not include taxes. Because the payment of taxes is a necessary and ongoing part of the Company's operations, any measure that excludes taxes has material limitations; and
- It does not include depreciation and amortization. Because the Company must utilize property, plant and equipment and intangible assets in order to generate revenues in its operations, depreciation and amortization are necessary and ongoing costs of its operations. Therefore, any measure that excludes depreciation and amortization has material limitations.

APPENDIX 3 EBITDA to Net Income** Reconciliation

(in thousands of dollars)	For the year ended December 31, 2010	For the year ended December 31, 2011	For the year ended December 31, 2012
Global E&C Group	**$ 296,240**	**$ 210,541**	**$ 192,208**
Global Power Group	**163,825**	**184,467**	**207,862**
Total Operating EBITDA	**460,065**	**395,008**	**400,070**
C&F Group *	**(100,362)**	**(111,779)**	**(121,453)**
Consolidated EBITDA	**359,703**(1)	**283,229**(2)	**278,617**(3)
Less: Interest expense	15,610	12,876	13,797
Less: Depreciation & amortization	54,155	49,456	66,531(4)
Less: Provision for income taxes	74,531	58,514	62,267
Net Income **	**$ 215,407**	**$ 162,383**	**$ 136,022**

(1) Included in the year ended December 31, 2010: increased contract profit of $56,800 from the regular revaluation of final estimated contract profit revisions: $32,700 in our Global E&C Group and $24,100 in our Global Power Group; a charge of $10,800 for severance-related postemployment benefits: $3,700 in our Global E&C Group and $7,100 in our C&F Group; and a net charge of $5,400 in our C&F Group on the revaluation of our asbestos liability and related asset.

(2) Included in the year ended December 31, 2011: increased contract profit of $35,200 from the regular revaluation of final estimated contract profit revisions: $13,200 in our Global E&C Group and $22,000 in our Global Power Group; a charge of $2,700 for severance-related postemployment benefits: $2,200 in our Global E&C Group and $500 in our C&F Group; and a net charge of $9,900 in our C&F Group on the revaluation of our asbestos liability and related asset.

(3) Included in the year ended December 31, 2012: increased contract profit of $66,000 from the regular revaluation of final estimated contract profit revisions: $7,700 in our Global E&C Group and $58,300 in our Global Power Group; a charge of $6,200 for severance-related postemployment benefits: $2,300 in our Global E&C Group, $3,700 in our Global Power Group and $200 in our C&F Group; and a net charge of $30,500 on the revaluation of our asbestos liability and related asset: $2,400 in our Global E&C Group and $28,100 in our C&F Group.

(4) Included in the year ended December 31, 2012: An impairment charge of $11,455 was recognized in connection with our Camden, New Jersey waste-to-energy facility in our Global Power Group.

* *C&F Group includes general corporate income and expense, the company's captive insurance operation and the elimination of transactions and balances related to intercompany interest.*

** *Net income attributable to Foster Wheeler AG.*

APPENDIX 4 Reconciliation of Scope Revenues to Operating Revenues

(in thousands of dollars)	For the year ended December 31, 2010	For the year ended December 31,2011	For the year ended December 31,2012
Global E&C Group:			
Scope revenues	$ 1,685,778	$ 1,594,992	$ 1,586,198
Flow-through revenues	1,660,272	1,848,087	833,129
Operating revenues	**$ 3,346,050**	**$ 3,443,079**	**$ 2,419,327**
Global Power Group:			
Scope revenues	$ 710,827	$ 1,028,176	$ 985,488,
Flow-through revenues	10,842	9,474	9,820
Operating revenues	**$ 721,669**	**$ 1,037,650**	**$ 995,308**
Consolidated:			
Scope revenues	$ 2,396,605	$ 2,623,168	$ 2,571,686
Flow-through revenues	1,671,114	1,857,561	842,949
Operating revenues	**$ 4,067,719**	**$ 4,480,729**	**$ 3,414,635**

CORPORATE INFORMATION

Directors

Steven J. Demetriou
Non-Executive Chairman of the Board
Chairman and CEO,
Aleris International, Inc.

Clayton C. Daley, Jr.
Vice Chairman (retired),
The Procter & Gamble Company

Umberto della Sala
President and Chief Operating Officer,
Foster Wheeler AG

Edward G. Galante
Senior Vice President and Member of
the Management Committee (retired),
ExxonMobil

John M. Malcolm
Independent Energy Consultant

J. Kent Masters
Chief Executive Officer,
Foster Wheeler AG

Stephanie S. Newby
Chief Executive Officer,
Crimson Hexagon;
Founder of Golden Seeds LLC

Roberto Quarta
Chairman Europe,
Clayton, Dubilier & Rice LLC

Henri Philippe Reichstul
Founder and Chief Executive Officer,
G&R—Gestão Empresarial

Maureen B. Tart-Bezer
Former Executive Vice President and
Chief Financial Officer
Virgin Mobile USA

Officers

J. Kent Masters
Chief Executive Officer

Umberto della Sala
President and Chief Operating Officer

Franco Baseotto
Executive Vice President,
Chief Financial Officer and Treasurer

Michelle K. Davies
Executive Vice President,
General Counsel and Secretary

Beth B. Sexton
Executive Vice President,
Human Resources

Rakesh K. Jindal
Vice President, Tax

Gary T. Nedelka
CEO, Global Power Group and
President and CEO Foster Wheeler
North America

Jonathan C. Nield
Vice President,
Project Risk Management

Peter D. Rose
Vice President,
Chief Corporate Compliance Officer

Lisa Z. Wood
Vice President and Controller

Registered Office of Foster Wheeler AG
Lindenstrasse 10
6340 Baar, (Canton of Zug),
Switzerland

Worldwide Operational Headquarters
Foster Wheeler AG
Shinfield Park
Reading
Berkshire RG2 9FW
United Kingdom

Common Share Listing
The NASDAQ Stock Market, Inc.,
Ticker Symbol: FWLT

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Transfer Agent and Registrar
Computershare Investor Services

General inquiries about share ownership, transfer instructions, change of address and account status:

By regular mail:
Foster Wheeler AG
c/o Computershare Investor Services
P.O. Box 43006
Providence, RI 02940

OR

By overnight delivery:
Foster Wheeler AG
c/o Computershare Investor Services
250 Royall Street
Canton, MA 02021

Telephone inquiries:
800-358-2314 (for account inquiries and requests for assistance)
201-680-6578 (for foreign shareholders)
201-680-6610 (for hearing and speech impaired)

Shareholder services on the Internet:
You can view shareholder information and perform certain transactions at:
http://www.computershare.com/investor

Shareholder Services
John A. Doyle, Jr.
Assistant Secretary
908-730-4270
email: john_doyle@fwc.com

Investor Relations
W. Scott Lamb
Vice President, Investor Relations/
Corporate Communications
908-730-4155
email: scott_lamb@fwc.com

Request for Financial Information
Foster Wheeler AG's annual and quarterly reports and other financial documents are available on our website at www.fwc.com.

To request paper copies of documents filed with the U.S. Securities and Exchange Commission, including the company's annual report on Form 10-K, please write to the Office of the Secretary at the following:

Michelle K. Davies,
Corporate Secretary
Foster Wheeler AG
c/o Foster Wheeler Inc.
53 Frontage Road,
PO Box 9000
Hampton, NJ 08827-9000

Number of registered shareholders as of December 31, 2012:
2,410

Annual General Meeting of Shareholders
May 2, 2013 at 1:00 p.m.
(Central European Time)

Foster Wheeler AG
Lindenstrasse 10
6340 Baar, (Canton of Zug),
Switzerland

Annual Report Design By: Shelley Signature Design / www.shelleysignaturedesign.com


FOSTER WHEELER

www.fwc.com


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